SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January - December 2016	1

January - December 2016

FINANCIAL HIGHLIGHTS

•	Robust results in the quarter, strengthening growth.

•	Continued improvement in quality customer base: LTE (1.8x year-on-year), smartphones (+17%), FTTx and cable (+24%) and mobile contract (+6%).

•	Revenues in the quarter reached 13,721 million euros, improving growth: +2.7% organic year-on-year.

•	Service revenues increase accelerated to 3.7% year-on-year in the quarter.

•	Strong growth of mobile data revenues (+12.3% year-on-year).

•	Quarterly OIBDA (3,187 million euros) growth significantly accelerated to 9.4% organic year-on-year, with OIBDA margin expansion (+2.0 p.p. year-on-year), and was affected by several factors:

•	Restructuring costs (-1,290 million euros).

•	Capital gains on the sale of companies (+228 million euros).

•	Goodwill impairments (-215 million euros).

•	Underlying OIBDA, excluding the factors mentioned above, reached 4,464 million euros.

•	Reinforced competitive position.

•	Differential infrastructure (39.2 million premises passed with FTTx and cable); LTE coverage 62% (87% in Europe).

•	CapEx totalled 2,912 million euros in the quarter; 8,928 million in 2016.

•	Strong free cash flow generation and organic deleverage.

•	Free cash flow reached 4,370 million euros in 2016 (+24.4% year-on-year), after reaching 2,055 million euros in the quarter.

•	Net financial debt decreased by 998 million euros in the quarter and stood at 48,595 million euros.

•	Underlying net income reached 4,038 million euros in 2016 (2,369 million reported).

•	Underlying basic earnings per share stood at 0.75 euros (0.42 reported) and increased 5.1% vs. 2015.

•

T. España: sequential improvement in year-on-year growth of service revenues (+1.9%) and OIBDA (1,306 million euros in the quarter excluding factors; +2.6%). Movistar “Fusión” increased high-value customer base (pay TV: 68%; UBB: 37%) and ARPU grew by 12% vs. the fourth quarter of 2015.

•	T. Brasil consolidated in the quarter the trend of solid revenue growth for the period (+1.1% organic year-on-year) and operating cash flow in the year (+17.8%).

•	T. Deutschland accelerated OIBDA growth rate in the quarter (+3.8% organic year-on-year), with OIBDA margin expanding (+2.5 p.p.) underpinned by the capture of synergies.

•

T. UK reinforced its position as a market leading mobile operator (customer base +2% year-on-year) and improved the year-on-year organic trend in revenues (+2.5% excluding “O2 Refresh”) and OIBDA (+4.1%) in the fourth quarter.

•

In the quarter, T. Hispanoamérica grew at double-digit organic rates both in revenues (+10.9% year-on-year) and OIBDA (+11.5%), with OIBDA margin expansion (+0.2 p.p. year-on-year), amid intense commercial activity.

January - December 2016

•	Telefónica announces guidance[1] for 2017:

•	Revenues: stable vs. 2016, despite the negative impact from regulation (approximately 1.2 p.p.).

•	OIBDA Margin: year-on-year expansion up to 1 p.p.

•	CapEx/Sales excluding spectrum: around 16%.

•	Telefónica confirms shareholder remuneration:

•	The second tranche of 2016 dividend (0.20 euros per share in cash) to be paid in the second quarter of 2017.

•	Dividend for 2017 of 0.40 euros per share in cash, to be paid in the fourth quarter of 2017 (0.20 euros per share) and in the second quarter of 2018 (0.20 euros per share).

[1]	Guidance 2017:

Guidance 2017:

•	Assumes constant exchange rates of 2016 (average of 2016), excluding the impact of hyperinflationary adjustments in Venezuela in both years, and constant perimeter of consolidation.

•	Excludes:

•	OIBDA excludes additionally write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurrent impacts and restructuring costs.

•	CapEx excludes additionally spectrum acquisition.

2016 adjusted base: Revenues (51,734 million euros), OIBDA margin (31.8%) and CapEx (ex-spectrum) to sales ratio

•	Excludes:

•	The results of the companies sold in 2016 (Telefé, T. Personalizadas and Vocem) from January 1st, 2016 to the date of exiting the perimeter of consolidation.

•	OIBDA excludes additionally write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurrent impacts and restructuring costs.

•	CapEx excludes additionally spectrum acquisition.

January - December 2016

Comments from José María Álvarez-Pallete, Executive Chairman:

“2016 results strengthened our sustainable growth, following the fourth quarter acceleration of growth rates in main operational metrics. At the same time, the strong acceleration of free cash flow generation in the year and the long-term financing raised, accelerated deleverage and bolstered our financial structure.

For 2017 we expect similar operating trends: renevue stability despite higher regulatory impacts mainly in European markets, OIBDA margin expansion and lower CapEx intensity.”

January - December 2016

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - December	% Chg		October - December	% Chg
	2016	Reported	Organic	2016	Reported	Organic
Revenues	52,036	(5.2)	1.3	13,721	(1.0)	2.7
Telefónica España (1)	12,713	2.5	(0.1)	3,216	(0.1)	(0.1)
Telefónica Deutschland	7,503	(4.9)	(4.9)	1,936	(6.0)	(6.0)
Telefónica UK	6,861	(12.5)	(1.5)	1,721	(14.4)	2.4
Telefónica Brasil (2)	11,097	0.3	0.9	3,058	18.2	1.1
Telefónica Hispanoamérica	12,579	(12.6)	7.5	3,435	(5.2)	10.9
Other companies & eliminations (3)	1,284	(4.3)		356	(2.2)

OIBDA	15,118	14.3	4.7	3,187	n.m.	9.4
Telefónica España (1)	4,467	91.2	1.4	512	c.s.	3.4
Telefónica Deutschland	1,794	(3.4)	2.9	481	(18.0)	3.8
Telefónica UK	1,709	(11.4)	1.7	334	(21.7)	4.1
Telefónica Brasil (2)	3,714	3.9	5.3	1,085	10.3	(0.9)
Telefónica Hispanoamérica	3,477	(20.2)	3.9	805	(28.4)	11.5
Other companies & eliminations (3)	(43)	(94.7)		(30)	(96.1)

OIBDA margin	29.1%	5.0 p.p.	1.0 p.p.	23.2%	18.0 p.p.	2.0 p.p.
Telefónica España (1)	35.1%	16.3 p.p.	0.6 p.p.	15.9%	n.m.	1.4 p.p.
Telefónica Deutschland	23.9%	0.4 p.p.	1.9 p.p.	24.8%	(3.6 p.p. )	2.5 p.p.
Telefónica UK	24.9%	0.3 p.p.	0.8 p.p.	19.4%	(1.8 p.p. )	0.4 p.p.
Telefónica Brasil (2)	33.5%	1.2 p.p.	1.4 p.p.	35.5%	(2.5 p.p. )	(0.7 p.p.)
Telefónica Hispanoamérica	27.6%	(2.6 p.p.)	(1.0 p.p. )	23.4%	(7.6 p.p. )	0.2 p.p.

Operating Income (OI)	5,469	55.2	8.3	669	c.s.	25.3

Net income	2,369	n.m.		145	c.s.
Basic earnings per share (euros)	0.42	n.m.		0.01	c.s.

CapEx	8,928	(14.7)	3.9	2,912	7.5	11.6
Telefónica España (1)	1,847	1.1	3.0	564	11.6	11.6
Telefónica Deutschland	1,108	(50.3)	6.8	360	9.0	9.2
Telefónica UK	931	5.5	18.7	278	20.2	42.1
Telefónica Brasil (2)	2,138	1.6	(2.9)	769	27.2	14.6
Telefónica Hispanoamérica	2,613	(14.6)	6.5	815	(4.9)	8.1

Other companies & eliminations (3)	291	(18.1)		127	(29.4)
Spectrum	345	(78.2)	(77.0)	5	c.s.	69.9
Telefónica España (1)	7	(85.0)	(85.0)	—	—	—
Telefónica Deutschland	6	(99.5)	(99.5)	1	(11.5)	(11.5)
Telefónica UK	—	—	—	—	—	—
Telefónica Brasil (2)	48	n.m.	n.m.	1	n.m.	n.m.
Telefónica Hispanoamérica	284	(16.0)	(11.2)	2	c.s.	(23.3)

OpCF (OIBDA-CapEx)	6,190	123.6	5.6	275	c.s.	5.4
Telefónica España (1)	2,621	n.m.	0.6	(52)	n.m.	(1.8)
Telefónica Deutschland	686	c.s.	(2.1)	121	(52.9)	(6.9)
Telefónica UK	778	(25.6)	(12.7)	56	(71.3)	(39.9)
Telefónica Brasil (2)	1,576	7.3	17.8	316	(16.6)	(25.6)
Telefónica Hispanoamérica	864	(33.3)	(0.3)	(10)	c.s.	22.0
Other companies & eliminations (3)	(335)	(71.6)		(157)	n.m.

•	Reconciliation included in the excel spreadsheets.

Notes:

•

Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	2015 and 2016 reported figures include hyperinflationary adjustments in Venezuela in both years.

•

Organic criteria: Assumes constant exchange rates as of 2015 (average FX in 2015) and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

(1)	DTS has been consolidated since 1 May 2015.
(2)	GVT has been consolidated since 1 May 2015.
(3)	Telefé has been deconsolidated since 1 November 2016.

January - December 2016

The financial information related to January-December 2016 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

January - December 2016

01

CONSOLIDATED RESULTS

As of December 2016, Telefónica Group total accesses increased by 1% year-on-year to 350.0 million, with continued customer quality improvement. Thus, unitary customer value improved in the fourth quarter: both due to average revenue per customer growth, accelerating year-on-year to 4.4% (+2.8% in January-December), and churn improvement (-0.5 percentage points year-on-year).

Growing demand for data, speed and content was reflected in the strong growth of high value services. Thus:

i) LTE customers stood at 66.3 million (1.8 times vs. the previous year), with net additions in the quarter of 9.0 million (+25% year-on-year) and a penetration of 25% (+10 percentage points year-on-year);

ii) mobile contract accesses (+6% year-on-year) totalled 110.8 million and accounted for 40% of total mobile accesses (+2 percentage points year-on-year), after recording widespread growth across the different markets and after capturing quarterly net additions of 1.8 million (+18% year-on-year);

iii) smartphones (+17% year-on-year) stood at 147.2 million with penetration of 57% (+8 percentage points year-on-year);

iv) FTTx and cable customers grew by 24% vs. 2015, after recording 458 thousand net additions in the quarter to total 9.2 million, and accounted for 43% of total fixed broadband accesses (+8 percentage points year-on-year);

v) pay TV accesses reached 8.3 million (stable year-on-year) with a penetration of 48% (-1 percentage point vs. the previous year) over total fixed broadband accesses.

Meanwhile, the negative impact arising from the evolution of exchange rates continued to diminish; in the fourth quarter, it deducted 3.2 percentage points from year-on-year revenue change, -8.0 percentage points in 2016. At OIBDA level, the impact in the year was -8.8 percentage points and its negative impact was also reduced significantly in the fourth quarter (-94 million euros; -187 million in the previous quarter; -885 million in the first six months).

Nevertheless, it is important to highlight that currency depreciations had a limited impact in terms of cash generation, since depreciations also decreased payments in euros related to investments, taxes, interest and minorities, almost entirely offsetting the negative impact at OIBDA level in 2016.

In the fourth quarter of 2016, the changes in the perimeter of consolidation (mainly the sale of Telefé) reduced revenue and OIBDA year-on-year growth 0.5 percentage points and 2.1 percentage points respectively (+1.4 percentage points in revenues and +1.3 percentage points in OIBDA in January-December 2016 affected by the incorporation of GVT and DTS in May 2015).

Revenues increased to 13,721 million euros in October-December and grew by 2.7% organic (-1.0% in reported terms), posting an acceleration of 3.0 percentage points, driven by the solid performance of service revenues (+3.7% in the fourth quarter; +2.6% in the year). In the January-December period, revenues amounted to 52,036 million euros, +1.3% organic year-on-year (-5.2% reported).

Excluding the negative impact of regulation, revenues would have grown 3.6% organic year-on-year in the quarter (+2.2% in 2016).

The revenue structure reflected the high degree of diversification and scale of the Company; thus T. España accounted for 24.4% of consolidated revenues from January-December, followed by T. Hispanoamérica (24.2%), T. Brasil (21.3%), T. Deutschland (14.4%) and T. UK (13.2%).

January - December 2016

By services, in January-December 2016, broadband revenues accelerated their year-on-year organic growth to 16.1%, services over connectivity grew by 7.7% and voice and access decreased by 7.9%. Thus, broadband revenues and services over connectivity accounted for 46.8% of total revenues in 2016 (+6.1 percentage points year-on-year), while the weight of voice and access revenues decreased by 4.9 percentage points to 42.7%.

Mobile data revenues continued to post double digit growth this quarter (+12.3% organic year-on-year in the quarter and in the year) and represented 52% of mobile service revenues from January-December (+4.9 percentage points) due to the increased penetration of smartphones and LTE. Non-SMS data revenues grew by 19.2% in the quarter (+19.7% year-on-year in 2016) and represented 82% of total data revenues (+5.1 percentage points organic).

Mobile data traffic maintained a strong growth rate in the quarter (+71% year-on-year), underpinned by the traffic of LTE customers, which accounted for 43% of total traffic (+18 percentage points year-on-year) with higher average usage (+65%) and ARPU around 11% higher. Thus, unitary traffic per client reached 1.2 Gb per month (+44% year-on-year).

Operating expenses totalled 10,852 million euros in the fourth quarter and improved their organic evolution by 0.8 percentage points vs. the previous quarter to -2.3% year-on-year (-20.8% reported) due to better commercial spend evolution, a change in the trend of personnel expenses and the capture of synergies and efficiencies from the transformation and simplification process. In January-December 2016 operating expenses amounted to 38,043 million euros and decreased 0.7% organic year-on-year (-11.7% reported).

Reported operating expenses and other net income/expense for the fourth quarter were affected by restructuring cost provisions amounting to 1,290 million euros (1,250 million euros in operating expenses and 40 million euros in other net income/expense).

The breakdown per business unit is as follows: 856 million euros in T. España, 274 million euros in Other Companies, 81 million euros in T. Hispanoamérica, 36 million euros in T. UK, 30 million euros in T. Deutschland and 14 million euros in T. Brasil.

These provisions did not impact cash flow generation in the quarter and were carried out within the Company’s transformation and simplification process, which shall enable the generation of incremental savings and efficiencies with a positive impact on cash generation.

In the fourth quarter of 2015, restructuring provisions amounted to 3,157 million euros (3,123 million in operating expenses and 33 million in other net income/expense).

Supplies (4,134 million euros in the fourth quarter) decreased by 0.7% vs. the same period of 2015 in organic terms (-4.6% reported), mainly due to lower handset consumption and less interconnection costs.

Personnel expenses, 2,958 million euros in October-December, reduced by 0.8% organic year-on-year (-40.3% reported) and changed their trend vs. the previous quarter, reflecting higher efficiencies, despite inflationary pressure in some Latin American countries and internalisation of services in T. Brasil. The reported figure was impacted by the restructuring provision mentioned above for an amount of 1,249 million euros.

The average headcount in 2016 decreased 1.1% vs. the previous year, standing at 132,120 employees.

Other operating expenses stood at 3,760 million euros in the quarter, 4.8% lower than the previous year in organic terms (-14.7% reported) and improved 6.2 percentage points sequentially. This improvement was driven by savings generated in commercial expenses and more than offset the negative impact of inflation in certain Latin American countries and higher systems and network expenses.

Other net income totalled 39 million euros in October-December and included 22 million euros of restructuring costs (mainly in Germany) and 18 million euros for the optimisation of the distribution network in Spain.

January - December 2016

In the same period 2015, other net income totalled 225 million euros, affected by the adjustment in T. Deutschland for the final agreement related to the acquisition of E-Plus (+102 million euros impact on OIBDA), the expiration of an account payable in Brazil (+98 million euros), the provision for the optimisation of the distribution network in T. España (-30 million euros) and restructuring costs (-3 million euros), among other factors.

The gain on sale of fixed assets in the fourth quarter stood at 266 million euros, reflecting capital gains from the sale of Telefé (impact of 199 million euros on OIBDA; 185 million in Other Companies and 15 million in T. Argentina) and T. Personalizadas in Spain (impact of 29 million euros on OIBDA), as well as the sale of real estate assets in T. España (impact of 33 million euros on OIBDA).

In October-December 2015, this item totalled 159 million euros, reflecting the result of the spectrum swap with AT&T in Mexico (79 million euros impact on OIBDA), the sale of real estate assets in T. España (22 million euros of OIBDA impact) and the sale of towers (18 million euros of impact in OIBDA, mainly in Chile and Brazil).

In the fourth quarter of 2016, impairment of goodwill and other assets totalled 219 million euros, mainly the goodwill of Venezuela (124 million euros) and Mexico (91 million euros); in 2016 impairments increased to 224 million. In the fourth quarter of 2015 this item increased to 105 million euros mainly due to the impairment of goodwill of Jajah (106 million in January-December 2015).

Operating income before depreciation and amortisation (OIBDA) amounted to 3,187 million euros in the quarter and its reported year-on-year change (4 times) was affected by the factors mentioned above.

Quarterly underlying OIBDA reached 4,464 million euros (4,210 in the same period of 2015) and excluded the following impacts:

i) Restructuring costs (-1,290 million euros in the quarter; -1,399 million euros in January-December)

ii) Capital gains/losses from the sale of companies (+228 million euros in the quarter; +212 million euros in the year)

iii) Goodwill impairments (-215 million euros in the fourth quarter)

In 2016, OIBDA totalled 15,118 million euros and increased by 4.7% in organic terms (+14.3% year-on-year in reported terms). In underlying terms, OIBDA increased to 16,519 million euros.

Organic OIBDA growth accelerated to 9.4% year-on-year in the fourth quarter, with highlights including double digit growth of T. Hispanoamérica, return to growth in T. España, growth acceleration in T. UK and sustained growth rate in T. Deutschland. Thus, OIBDA accelerated its organic growth for the second consecutive quarter (+6.3 percentage points vs. the third quarter).

Excluding regulation, OIBDA would have increased 10.4% organic year-on-year in the quarter (+5.7% in January-December).

OIBDA margin for the quarter stood at 32.5% in organic terms and continued to expand by increasing 2.0 percentage points year-on-year, reflecting positive revenue evolution, cost containment efforts and synergies generation. In 2016, OIBDA margin totalled 31.5% organic and expanded 1.0 percentage points vs. the previous year.

Depreciation and amortisation reached 2,518 million euros in October-December and decreased 2.0% organic vs. the same period of 2015 (+1.8% reported). In January-December, this item totalled 9,649 million euros and increased 2.0% organic year-on-year (-0.6% reported), mainly due to the higher level of investment in Brazil and Germany. Total depreciation and amortisation charges resulting from purchase price allocation processes amounted to 170 million euros in the quarter (801 million in 2016).

Operating income (OI) stood at 669 million euros in the fourth quarter of 2016 (-1,751 million euros in the same period of 2015) and increased by 25.3% year-on-year in organic terms. In 2016, operating income amounted to 5,469 million euros (+8.3% year-on-year organic; +55.2% reported).

January - December 2016

Net financial expenses totalled 2,219 million euros in January-December, 14.9% lower than the previous year mainly due to the savings from debt management (hedging in pounds linked to T. UK and lower cost of debt in European currencies) and higher revenues associated with inflation in Venezuela, partially offset by the capital loss from the sale of 1.5% stake in China Unicom (-155 million euros) and the result of the divestment in Telecom Italia, S.p.A in 2015 (+380 million euros). In the fourth quarter, net financial expenses reached 369 million euros and decreased vs. the same period of 2015 (687 million euros), mainly due to the reduction in the cost of debt and the impact of inflation in Venezuela.

Corporate Income tax in October-December 2016 totalled 105 million euros, vs. -297 million euros in the fourth quarter of 2015, both years were impacted by the recognition of the tax credit derived from the aforementioned provisions for restructuring costs. In January-December 2016, income tax amounted to 846 million euros (155 million euros in 2015) and its year-on-year comparison was also affected by lower tax credit activation in 2016, while the effective rate stood at 26.1% (+9.0 percentage points year-on-year).

Profit attributable to minority shareholders reduced net income by 49 million euros in the fourth quarter (-95 million euros in the fourth quarter of 2015) mainly due to the profit attributed to minority shareholders of T. Brasil, partially offset by the losses of T. Deutschland. In January-December, minorities reduced net income by 30 million euros (-135 million euros in 2015).

Consolidated net income in the quarter reached 1,233 million euros in underlying terms (145 million reported), 2.5 times vs. the same period of the previous year, while in January-December net income amounted to 4,038 million euros (2,369 million reported) and increased by 4.8% year-on-year. Underlying basic earnings per share stood at 0.23 euros in the fourth quarter, 2.7 times vs. the same period of the previous year, and 0.75 euros in January-December (+5.1% vs. 2015).

In 2016, CapEx from January-December totalled 8,928 million euros, including 345 million euros for spectrum acquisition, and increased by 3.9% organic vs. 2015 (-14.7% reported). In the fourth quarter, CapEx increased by 11.6% organic year-on-year (+7.5% reported) and stood at 2,912 million euros. The investment effort was mainly focused on the deployment of ultrafast networks, with investment in growth and transformation representing 78.8% of the total (+0.2 percentage points year-on-year).

Underlying operating cash flow (OIBDA-CapEx) excluding spectrum for October-December reached 1,556 million euros (279 million euros reported) and grew by 3.8% year-on-year. In 2016, operating cash flow increased by 0.3% vs. 2015 to 7,937 million euros in underlying terms excluding spectrum (6,535 million euros reported).

Interest payments totalled 2,143 million euros in 2016 and decreased by 12.4% year-on-year due mainly to the lower cost of debt in European currencies. In the quarter, interest payments amounted to 397 million euros (-31.8% year-on-year).

The effective cost of interest payments for the last 12 months stood at 3.94% in December 2016, 102 basis points lower than the same period of the previous year.

Tax payments reached 649 million euros in 2016, 5.8% less than in 2015 due to lower payments in advance, partially offset by lower refunds from previous years. The effective payment rate stood at 20.0%.

Working capital positively contributed 383 million euros to cash flow generation in 2016 (1,493 million euros in the fourth quarter of 2016), driven by different management measures (extended payment terms with suppliers or with the factoring firm where those have been discounted, factoring of accounts receivable and process improvements).

Compared to January-December 2015 (1,571 million euros), its contribution decreased by 1,189 million euros mainly due to; (i) payments in 2016 associated with previous years provisions, ii) regularisation of payments in foreign currency in Argentina, iii) the positive impact in 2015 of partial financing of spectrum licences in Germany and Ecuador, and iv) deferred revenues from advanced collections in Germany in 2015.

January - December 2016

Operations with minority shareholders in the fourth quarter amounted to 156 million euros and increased by 25.1% year-on-year mainly due to higher dividend payments in Brazil and Central America. In 2016, they totalled 511 million euros, 27 million euros less than in 2015 mainly due to lower dividend payments in T. Brasil, affected by the evolution of the exchange rate.

Thus, in January-December 2016, free cash flow totalled 4,370 million euros and increased by 24.4% year-on-year. In the fourth quarter it increased to 2,055 million euros, improving sequentially by 555 million euros vs. the previous quarter (-10.9% year-on-year).

Net financial debt stood at 48,595 million euros at December 2016 and decreased by 998 million euros in the fourth quarter, thanks to: i) free cash flow generation of 2,055 million euros; ii) net financial divestments of 287 million euros, mainly associated with the sale of Telefé. On the contrary: i) shareholder remuneration (534 million euros, including dividend payment and coupons from capital instruments), ii) payment of labour-related commitments (140 million euros), iii) other factors affecting the valuation of liabilities (432 million euros, including the refinancing of commercial liabilities), and iv) the higher value in euros of net debt in foreign currencies, mainly due to the apreciation of Latin American currencies vs. the euro (238 million euros).

Compared to December 2015, net financial debt decreased by 566 million euros in 2016, due to: i) free cash flow generation of 4,370 million euros; ii) net financial divestments of 500 million euros, mainly associated with the sale of the stake in China Unicom and Telefé and iii) lower value in euros of net debt in foreign currencies (91 million euros). On the other hand, factors causing the debt to increase: i) shareholder remuneration (dividends, treasury stock, issuance of capital instruments net of coupon payments) in the sum of 2,389 million euros; ii) payment of labour-related commitments (738 million euros) and iii) other factors affecting the valuation of liabilities amounting to 1,268 million euros (including the refinancing of commercial liabilities).

In 2016, Telefónica’s financing activity amounted to approximately 10,542 million equivalent euros, without considering the re-financing of commercial paper and short-term bank loans. The activity mainly focused on strengthening the liquidity position, refinancing debt maturities in an environment of very low interest rates and extending maturities. Therefore, at the end of 2016, the Group maintained a comfortable liquidity position, with debt maturities beyond the next twelve months covered. The average debt life stood above 6 years, at 6.35 years.

In the fourth quarter, Telefónica strengthened its financial position with long term financing, in accordance with the objective of maintaining a solid investment rating, by means of several operations:

•

The bond issue in October distributed in two tranches, 1,250 million at 4 years and 750 million at 15 years, with the lowest coupons paid by Telefónica historically in an issue in euros with these terms (0.318% and 1.930%, respectively), with the latter being the longest bond to date issued by a Spanish corporate issuer in 2015-2016.

•

The signing, in November, of a financing agreement amounting to 1,500 million euros for the purchase of supplier equipment maturing in 8 years, the largest supplier financing deal ever signed in Telefónica.

•	In December, the closing of a private placement in the sum of 150 million euros and a 35 year maturity, being the longest tenor in the history of Telefónica.

After the closing of the year, financing activity amounting to approximately 2,568 million equivalent euros has been carried out through the following operations:

•

In January, there were two significant Telefónica Emisiones, S.A.U. bond issues for an aggregate sum of 1,750 million euros, of which 1,250 million euros mature in January 2025 and 500 million euros in October 2028 (annual coupon of 1.528% and 2.318% respectively).

•	Also in January, Telefónica Emisiones, S.A.U. closed a private placement amounting to 150 million EUR, maturing in 2019.

•	Telefónica Chile, in January, issued a bond for 48,000 million Chilean Pesos maturing in six years.

•	In February, Telefónica Brasil carried out a bond issuance of 2,000 million Brazilian reals, maturing in February 2022.

January - December 2016

Throughout the year, Telefónica Group obtained funding by means of extending payment terms with suppliers, or with the factoring firm where those had been discounted, for a total 982 million equivalent euros.

Meanwhile, Telefónica, S.A. and its holding companies continued with their issuance activity under its Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an amount outstanding of approximately 3,000 million euros at the end of December.

At the end of December, Telefónica maintained undrawn committed credit lines with different credit institutions for an approximate amount of 14,627 million euros (13,491 million euros maturing in more than twelve months) which, combined with the cash equivalents position and current financial assets excluding Venezuela, placed liquidity at 21,274 million euros. Including January and February bond issuances, liquidity position stood at 23,842 million euros, almost covering debt maturities for the next two years and extending average net debt to 6.77 years.

Definition:

Organic Growth: Assumes constant exchange rates from 2015, excludes the impact of hyperinflationary adjustments in Venezuela in both years and considers a constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring costs and material non-recurrent impacts. CapEx also excludes investment in spectrum.

Underlying Growth: Reported figures excluding the impact of write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurrent impacts as well as depreciation and amortisation charges from purchase price allocation processes.

Digital Services

(year-on-year changes in organic terms)

Digital services revenues continued to present double-digit year-on-year growth and reached 1,281 million euros in the fourth quarter (+11.1%) and 4,792 million in 2016 (+14.1%).

Video revenues, 726 million euros in the quarter (2,802 million in January-December), maintained a solid year-on-year growth rate (+9.7%; +12.4% in the year) driven mainly by the consistent increase in the TV base in Hispanoamerica (+4%) and by the improvement in ARPU in Brazil and Spain associated with the wider adoption of premium content. Pay TV accesses stood at 8.3 million as of December (including 4.3 million satellite TV accesses), stable versus 2015.

The Company remained committed to continuous innovation in its TV offer, combining improvements in connectivity, functionality and content, focusing on breadth, quality and exclusivity, aimed at satisfying growing customer demand. Accordingly a clear highlight in Spain has been the commitment to “Movistar+” own productions (mainly TV series: 4 announced for 2017 and 10 for 2018) aimed at becoming the main hub for original Spanish-language content.

In Security, revenues in October-December (103 million euros) grew by 14.4% year-on-year (341 million in January-December; +22.7%). Telefónica continued to be committed to developing new solutions via agreements with leaders in the sector, such as the global agreement signed with Symantec to protect IoT environments from cyber-attacks. In the consumer segment, accesses with security products reached 33.6 million, driven by the growth of users of antivirus, “Personal Cloud” and “Peace of Mind” services.

In Big Data, “LUCA” has been unveiled, the new global Big Data services unit which offers a comprehensive portfolio of services, from data management and analytics to the use of its services and infrastructures, which will contribute to extracting the value of such information in companies’ and organisations’ digital transformation processes.

M2M revenues reached 66 million euros in October-December and grew by 21.7% year-on-year (+21.9% in January-December; 224 million euros), due to the expansion of the managed connectivity platform “Smart M2M”, with

January - December 2016

a volume of lines tripling vs. the previous year’s and with capacity to integrate both own or strategic partners’ solutions, which has enabled it to position itself as a benchmark in the market. In this respect, highlights this quarter included the agreements signed with leading companies in the IoT ecosystem in remote device management and new access networks.

In the fourth quarter, Cloud revenues totalled 137 million euros (+5.1% year-on-year; 509 million euros and +17.3% over the twelve-month period) leveraged on the deployment of new services and platforms to offer managed services to key accounts and on the launch of bundled offers (communications + devices + digital services) in the SME segment.

Under the Telefónica Open Future_ initiative, and as a clear commitment to innovation, the “TOF_Global Race” has been launched to identify innovative technological projects. Furthermore, Wayra UK will provide pre-acceleration services to start-ups in the United Kingdom in association with companies from different sectors (consumer, pharmaceuticals) and with GCHQ (Government Communications Headquarters).

Telefónica Global Resources

In 2016 TGR has modernised the Company’s networks and systems capacities, improving service quality and customer experience and, at the same time, has accelerated the strategy of simplification and generation of efficiencies.

Global Network and Operations focused on the expansion of the capacity and coverage of the ultra-broadband access network (FTTx and cable) and the network core.

The growing demand for data continued to drive strong data traffic growth throughout the year (+49% year-on-year), both in fixed broadband (+48% year-on-year), due mainly to the growth in consumption of video in UBB, and in mobile broadband (+61% year-on-year) with a greater contribution from 4G data volume (up to 36%; +16 percentage points year-on-year).

To meet this demand, at the end of 2016, the number of premises passed with ultra-broadband networks (FTTx and cable) increased to 39 million, of which 17 million were in Brazil (FTTx), 17 million in Spain (FTTH) and 5 million in Hispanoamerica (FTTx and cable).

Meanwhile, 4G population coverage stood at 62%, 10 percentage points more in the year (91% Spain; 79% Germany; 95% UK; 60% Brazil; 49% Hispanoamerica), with a total of 55,417 locations.

Transformation of the access network is in turn underpinned by the evolution of the network core, highlighting the continuous transformation of the transport network, including its softwarisation, implementation of Big Data and Machine Learning capabilities, legacy management and virtualisation of network functions. Thus, the deployment of the new metro optic network with OTN (Optical Transport Network) capabilities in Spain is a leading reference.

Additionally, the transformation of the All-IP network has progressed with the deployment of VoIP, VoLTE and VoWiFi. VoIP is offered in 7 countries (Spain, Brazil, Germany, Colombia, Argentina, Chile and Peru) and has reached 6.3 million accesses; VoLTE is now available in 6 countries (Germany, Colombia, Peru, Brazil, Argentina and UK) and native VoWiFi is now offered in Germany and Argentina.

In 2016 the global centres contributed to the increase in quality, simplification and efficiency through the implementation of energy efficiency measures and the industrialisation of consumer equipment production in all operating businesses. Accordingly, the catalogue of devices, along with their functionalities, has been broadened, improving the efficiency of the connection and management of Wi-Fi via a mobile app, thereby increasing the value offered to the customer.

January - December 2016

In parallel, the work to define the 5G networks has intensified, with disruptive tests conducted such as “user-centric, no cell” (removes the cell concept and focuses connectivity on the user), and the introduction into current networks of pre-5G components such as C-RAN and SON (Self-Organising Networks) which enable radio access management to be automated and optimised.

Finally, and in terms of innovation, highlights included: (i) evolution of the video platform with Ultra High Definition (UHD), (ii) softwarisation of the networks with the first OSM version (Open Source MANO), deployment of virtual functions (such as the virtual router in the international backbone) and the first SDN (Software Defined Network) IP tests in Peru and (iii) the use of Big Data to monitor the network.

Global IT, focused on E2E digitalisation, already showed results on the back of the structural transformation of certain processes, such as those focused on the customer and related applications, especially by means of the Full Stack programmes, now live in 6 countries (Brazil, Argentina, Peru, Chile, Mexico and Uruguay), with 13% of customers already migrated.

Meanwhile, a Single Online Charging System is already operational for 59% of customers and in Germany the consolidation of systems following the integration with E-Plus has been completed.

Regarding the digitalisation of channels and data management, highlights included the increase in features for customer interaction and self-management via mobile apps and, in Spain, the transformation of the online channel and improvement in the customisation of video services (My TV, Recommendations...). In 2016, data storage capacity has also increased fivefold to 27 PBytes, underpinned by the construction of Big Data platforms (Spain, Peru, Chile, Colombia, Central America and Uruguay) and the scaling of existing ones.

Finally, the simplification of traditional systems continues, with the reduction at the end of 2016 of 2.5% of servers, 9 Data Centers and 256 applications, and an increase in virtualisation (+2.0 percentage points). This has all contributed to improving service levels, with an average of 22% fewer critical incidents than the previous year.

January - December 2016

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	337,505.0	348,093.8	346,226.8	341,475.6	341,262.7	341,922.3	343,932.9	344,671.1	0.9
Fixed telephony accesses (1)	36,451.9	40,400.0	40,218.1	39,734.9	39,606.5	39,262.1	38,914.0	38,280.1	(3.7)
Internet and data accesses	18,215.6	21,249.6	21,430.9	21,365.3	21,507.7	21,641.4	21,738.4	21,652.1	1.3
Broadband	17,724.6	20,775.2	20,966.8	20,971.3	21,097.2	21,195.9	21,266.5	21,194.9	1.1
FTTx/Cable	2,878.7	6,386.4	6,935.1	7,393.1	7,915.1	8,362.0	8,705.1	9,162.9	23.9
Mobile accesses	277,371.0	278,414.0	276,423.5	272,103.9	271,783.2	272,596.8	274,883.7	276,450.0	1.6
Prepay	177,579.8	177,429.1	173,699.9	167,845.1	166,005.2	165,619.6	165,912.1	165,663.2	(1.3)
Contract	99,791.2	100,984.8	102,723.5	104,258.8	105,778.0	106,977.2	108,971.6	110,786.8	6.3
M2M	10,230.1	10,681.6	11,050.1	11,526.3	12,583.9	12,988.2	13,591.7	14,002.0	21.5
Pay TV	5,466.5	8,030.3	8,154.3	8,271.6	8,365.4	8,422.0	8,396.7	8,289.0	0.2

Wholesale Accesses	6,475.7	6,401.0	6,271.7	6,062.8	5,826.7	5,591.7	5,480.7	5,300.9	(12.6)

Total Accesses	343,980.7	354,494.8	352,498.5	347,538.4	347,089.4	347,514.0	349,413.5	349,972.1	0.7

Notes:

•	GVT and DTS accesses are consolidated from 1 May 2015.

•	Telefónica UK accesses are included since the first quarter of 2015 as it has been reclassified back into full consolidation.

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	64.0%	63.7%	62.8%	61.7%	61.1%	60.8%	60.4%	59.9%	(1.8 p.p.	)
Contract percentage (%)	36.0%	36.3%	37.2%	38.3%	38.9%	39.2%	39.6%	40.1%	1.8 p.p.
Smartphones (‘000)	102,215.8	110,156.4	120,003.6	126,178.9	128,326.0	130,058.4	144,588.9	147,161.8	16.6
Prepay	49,712.4	54,510.2	59,961.6	62,823.1	64,140.1	64,957.4	73,339.7	70,921.3	12.9
Contract	52,503.4	55,646.2	60,041.9	63,355.8	64,185.9	65,101.0	71,249.2	76,240.5	20.3
Smartphone penetration (%)	39.2%	42.1%	46.3%	49.5%	50.6%	51.1%	56.4%	57.1%	7.6 p.p.
Prepay	28.2%	31.0%	34.8%	37.7%	38.9%	39.5%	44.5%	43.1%	5.4 p.p.
Contract	62.1%	65.2%	69.1%	71.9%	72.2%	72.3%	77.7%	81.8%	9.9 p.p.
LTE (‘000)	18,965.4	24,341.5	30,209.6	37,375.0	43,870.2	50,077.3	57,342.4	66,295.7	77.4
LTE penetration (%)	7.1%	9.1%	11.4%	15.7%	16.9%	19.3%	22.1%	25.3%	9.6 p.p.

Notes:

•	GVT and DTS accesses are consolidated from 1 May 2015.

•	Telefónica UK accesses are included since the first quarter of 2015 as it has been reclassified back into full consolidation.

January - December 2016

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	52,036	54,916	(5.2)	1.3	13,721	13,862	(1.0)	2.7
Internal exp. capitalized in fixed assets	867	946	(8.3)	(5.9)	231	277	(16.8)	(14.4)
Operating expenses	(38,043)	(43,075)	(11.7)	(0.7)	(10,852)	(13,697)	(20.8)	(2.3)
Supplies	(15,242)	(16,547)	(7.9)	(3.1)	(4,134)	(4,334)	(4.6)	(0.7)
Personnel expenses	(8,098)	(10,349)	(21.8)	1.9	(2,958)	(4,955)	(40.3)	(0.8)
Other operating expenses	(14,703)	(16,179)	(9.1)	0.5	(3,760)	(4,408)	(14.7)	(4.8)
Other net income (expense)	186	270	(31.0)	(8.8)	39	225	(82.5)	(48.2)
Gain (loss) on sale of fixed assets	296	279	6.1	(57.3)	266	159	67.7	(68.0)
Impairment of goodwill and other assets	(224)	(106)	112.2	n.m.	(219)	(105)	108.8	n.m.
Operating income before D&A (OIBDA) Underlying	16,519	16,851	(2.0)		4,464	4,210	6.0
Operating income before D&A (OIBDA)	15,118	13,229	14.3	4.7	3,187	721	n.m.	9.4
OIBDA Margin	29.1%	24.1%	5.0 p.p.	1.0 p.p.	23.2%	5.2%	18.0 p.p.	2.0 p.p.
Depreciation and amortization	(9,649)	(9,704)	(0.6)	2.0	(2,518)	(2,472)	1.8	(2.0)
Operating income (OI)	5,469	3,525	55.2	8.3	669	(1,751)	c.s.	25.3
Share of profit (loss) of investments accounted for by the equity method	(5)	(10)	(54.3)		(2)	(1)	n.m.
Net financial income (expense)	(2,219)	(2,609)	(14.9)		(369)	(687)	(46.3)
Profit before taxes	3,245	906	n.m.		298	(2,438)	c.s.
Corporate income tax	(846)	(155)	n.m.		(105)	297	c.s.
Profit for the period	2,399	751	n.m.		193	(2,142)	c.s.
Non-controlling interests	(30)	(135)	(77.9)		(49)	(95)	(48.6)
Net Income	2,369	616	n.m.		145	(2,236)	c.s.
Weighted average number of ordinary shares outstanding during the period (millions)	5,061	5,071	(0.2)		5,053	5,118	(1.3)
Basic earnings per share (euros)	0.42	0.07	n.m.		0.01	(0.45)	c.s.
Basic earnings per share (euros) Underlying	0.75	0.71	5.1		0.23	0.09	165.7

Notes:

•

Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•

The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 “Earnings per share”. Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in 2015 and 2016, have been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of earnings per share from that date.

•

Basic earnings per share ratio is calculated dividing Net Income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.

•	2015 and 2016 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	Group consolidated results consolidate GVT and DTS’ results since 1 May 2015.

•	Telefé has been deconsolidated from the Group consolidated results since 1 November 2016.

TELEFÓNICA

CONSOLIDATED REVENUE BREAKDOWN

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	52,036	54,916	(5.2)	1.3	13,721	13,862	(1.0)	2.7
Voice & access	22,214	26,160	(15.1)	(7.9)	5,557	6,156	(9.7)	(6.7)
Broadband Connectivity	18,081	16,932	6.8	16.1	4,789	4,369	9.6	15.6
Services over Connectivity (SoC)	6,267	5,397	16.1	7.7	1,660	1,551	7.0	4.8
Others	5,475	6,427	(14.8)	(7.1)	1,714	1,786	(4.0)	1.8

January - December 2016

TELEFÓNICA

GUIDANCE 2016

		Operative 2016 Guidance	2016
2015 Base			Jan-Dec
46,757	Revenues (% Chg YoY)	Growth > 4%	2.6%
31.5%	OIBDA margin (Chg YoY)	Stabilising vs. 2015	0.9 p.p.
16.8%	CapEx / Sales	Around 17%	17.0%

•

Guidance criteria 2016: Assumes constant exchange rates as of 2015 (average FX in 2015) and maintaining current company perimeter. Excludes T. Venezuela’s and O2 UK’s results. In addition OIBDA excludes write-offs, capital gains/losses from companies’ disposals, towers sales, material non-recurring impacts and restructuring charges. CapEx also excludes investment in spectrum.

2015 adjusted base excludes:

•

OIBDA excludes additionally tower sales, the provision for restructuring charges, the provision to optimize the distribution network in Spain, the provision for Telefónica Foundation, impairments and the final settlement agreement related to the acquisition of E-Plus.

•	CapEx excludes additionally spectrum acquisition.

•	2015 adjusted base includes GVT’s results in T. Brasil, along with DTS’ results in T. España, since May 2015.

January - December 2016

TELEFÓNICA
REPORTED VS. ORGANIC
Unaudited figures (Euros in millions)

	January - December			%
	2016 Reported	2016 Organic	2015 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	52,036	56,292	55,581	1.3	(5.2)
OIBDA	15,118	17,729	16,937	4.7	14.3
OIBDA margin	29.1%	31.5%	30.5%	1.0 p.p.	5.0 p.p.
Operating Income (OI)	5,469	7,729	7,135	8.3	55.2
CapEx	8,928	9,378	9,030	3.9	(14.7)
OpCF (OIBDA-CapEx)	6,190	8,351	7,907	5.6	123.6

	2016	2015
Reported revenues	52,036	54,916
Forex impact	4,401
Hyperinflation in Venezuela	(144)	(119)
Changes in the consolidation perimeter		784

Organic revenues	56,292	55,581

Reported OIBDA	15,118	13,229
Forex impact	1,200
Hyperinflation in Venezuela	(25)	8
Tower sales	(1)	(65)
Changes in the consolidation perimeter		168
Final settlement agreement related to the acquisition of E-Plus		(102)
Commitments relating to the Telefónica Foundation		325
Impairments	215	128
Distribution channel reorganisation plan	18	30
Restructuring charges	1,416	3,217
Capital gains/losses on sale of companies	(212)

Organic OIBDA	17,729	16,937

Reported CapEx	8,928	10,461
Forex impact	835
Hyperinflation in Venezuela	(21)	(8)
Spectrum acquisition	(364)	(1,585)
Changes in the consolidation perimeter		162

Organic CapEx	9,378	9,030

Notes:

•

The breakdown of the effects for the reconciliation of reported vs. organic 2016 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of December 2015. Forex impact on those effects is totally included under “Forex impact” epigraph.

•

Organic criteria: Assumes constant exchange rates as of 2015 (average FX in 2015). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

January - December 2016

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	October - December			%
	2016 Reported	2016 Organic	2015 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	13,721	14,082	13,705	2.7	(1.0)
OIBDA	3,187	4,576	4,182	9.4	n.s.
OIBDA margin	23.2%	32.5%	30.5%	2.0 p.p.	18.0 p.p.
Operating Income (OI)	669	2,191	1,748	25.3	c.s.
CapEx	2,912	3,005	2,692	11.6	7.5
OpCF (OIBDA-CapEx)	275	1,570	1,490	5.4	c.s.

	2016	2015
Reported revenues	13,721	13,862
Forex impact	480
Hyperinflation in Venezuela	(119)	(88)
Changes in the consolidation perimeter		(70)

Organic revenues	14,082	13,705

Reported OIBDA	3,187	721
Forex impact	110
Hyperinflation in Venezuela	(29)	(13)
Tower sales		(18)
Changes in the consolidation perimeter		(15)
Final settlement agreement related to the acquisition of E-Plus		(102)
Commitments relating to the Telefónica Foundation		325
Impairments	215	128
Distribution channel reorganisation plan	18	30
Restructuring charges	1,303	3,127
Capital gains/losses on sale of companies	(228)

Organic OIBDA	4,576	4,182

Reported CapEx	2,912	2,708
Forex impact	109
Hyperinflation in Venezuela	(20)	(8)
Spectrum acquisition	4	2
Changes in the consolidation perimeter		(10)

Organic CapEx	3,005	2,692

Notes:

•

The breakdown of the effects for the reconciliation of reported vs. organic 2016 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of December 2015. Forex impact on those effects is totally included under “Forex impact” epigraph.

•

Organic criteria: Assumes constant exchange rates as of 2015 (average FX in 2015) and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

January - December 2016

TELEFÓNICA

REPORTED VS. UNDERLYING

Unaudited figures (Euros in millions)

	January - December			%
	2016 Reported	2016 Underlying	2015 Underlying	Underlying change y-o-y	Reported change y-o-y
OIBDA	15,118	16,519	16,851	(2.0)	14.3
Net Income	2,369	4,038	3,855	4.8	n.m.
Basic earnings per share (euros)	0.42	0.75	0.71	5.1	n.m.

	2016	2015
Reported OIBDA	15,118	13,229
Tower sales	(1)	(65)
Final settlement agreement related to the acquisition of E-Plus		(102)
Commitments relating to the Telefónica Foundation		325
Impairments	215	128
Distribution channel reorganisation plan	18	30
Restructuring charges provision	1,380	3,217
Capital gains/losses on sale of companies	(212)
VEF change to SIMADI		90

OIBDA Underlying	16,519	16,851

Reported Net Income	2,369	616
Tower sales		(47)
Final settlement agreement related to the acquisition of E-Plus		(64)
Commitments relating to the Telefónica Foundation		195
Impairments	251	122
Distribution channel reorganisation plan	14	22
Restructuring charges	993	2,400
Capital gains/losses on sale of companies (controlled & non controlled)	(36)	(285)
VEF change to SIMADI		364
PPAs	447	532

Underlying Net Income	4,038	3,855

Notes:

•

Underlying criteria: Reported figures excluding the impact of write-downs, capital gains/losses from companies’ disposals, tower sales, material non-recurring impacts and restructuring costs, as well as depreciation and amortisation charges arising from purchase price allocation processes.

January - December 2016

TELEFÓNICA

REPORTED VS. UNDERLYING

Unaudited figures (Euros in millions)

	October - December			%
	2016 Reported	2016 Underlying	2015 Underlying	Underlying change y-o-y	Reported change y-o-y
OIBDA	3,187	4,464	4,210	6.0	n.m.
Net Income	145	1,233	503	145.4	c.s.
Basic earnings per share (euros)	0.01	0.23	0.09	165.7	c.s.

	2016	2015
Reported OIBDA	3,187	721
Tower sales	(0)	(18)
Final settlement agreement related to the acquisition of E-Plus		(102)
Commitments relating to the Telefónica Foundation		325
Impairments	215	128
Distribution channel reorganisation plan	18	30
Restructuring charges provision	1,272	3,127
Capital gains/losses on sale of companies	(228)

OIBDA Underlying	4,464	4,210

Reported Net Income	145	(2,236)
Tower sales	(0)	(12)
Final settlement agreement related to the acquisition of E-Plus		(64)
Commitments relating to the Telefónica Foundation		195
Impairments	215	122
Distribution channel reorganisation plan	14	22
Restructuring charges	937	2,343
Capital gains/losses on sale of companies (controlled & non controlled)	(171)
PPAs	94	134

Underlying Net Income	1,233	503

Notes:

•

Underlying criteria: Reported figures excluding the impact of write-downs, capital gains/losses from companies’ disposals, tower sales, material non-recurring impacts and restructuring costs, as well as depreciation and amortisation charges arising from purchase price allocation processes.

January - December 2016

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	December 2016	December 2015	% Chg
Non-current assets	103,667	101,614	2.0
Intangible assets	20,518	21,149	(3.0)
Goodwill	28,686	27,395	4.7
Property, plant and equipment and Investment properties	36,393	33,910	7.3
Investments accounted for by the equity method	76	80	(5.3)
Non-current financial assets	9,765	10,405	(6.2)
Deferred tax assets	8,229	8,675	(5.1)
Current assets	19,974	18,715	6.7
Inventories	1,055	1,456	(27.5)
Trade and other receivables	10,675	10,226	4.4
Current financial assets	2,954	3,053	(3.2)
Tax receivables	1,533	1,341	14.3
Cash and cash equivalents	3,736	2,615	42.9
Non-current assets and disposal groups classified as held for sale	21	24	(12.3)
Total Assets = Total Equity and Liabilities	123,641	120,329	2.8
Equity	28,385	25,436	11.6
Equity attributable to equity holders of the parent and other holders of equity instruments	18,157	15,771	15.1
Non-controlling interests	10,228	9,665	5.8
Non-current liabilities	59,805	60,509	(1.2)
Non-current financial liabilities	45,612	47,117	(3.2)
Non-current trade and other payables	1,925	2,388	(19.4)
Deferred tax liabilities	2,395	2,550	(6.1)
Non-current provisions	9,873	8,454	16.8
Current liabilities	35,451	34,384	3.1
Current financial liabilities	14,749	12,970	13.7
Current trade and other payables	16,150	17,134	(5.7)
Current tax payables	2,332	2,241	4.1
Current provisions	2,220	2,022	9.8
Liabilities associated with non-current assets and disposals groups held for sale	—	17	—
Financial Data
Net Financial debt (1)	48,595	49,161	(1.2)

Notes:

(1)

418 million euros included as of Dec 2016 associated to the “O2 Refresh” portfolio in UK, which generated financial interests. Net financial debt for the comparative periods has been restated with the same criteria.

•

Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer be reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January - December 2016

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - December
		2016	2015	% Chg
I	Cash flow from operations	16,130	16,757	(3.7)
II	Net interest payment (1)	(2,143)	(2,445)
III	Payment for income tax	(649)	(689)
A=I+II+III	Net cash provided by operating activities	13,338	13,623	(2.1)
B	Net payment for investment in fixed and intangible assets	(9,195)	(10,293)
	Spectrum (2)	(349)	(1,309)
C=A+B	Net free cash flow after CapEx	4,143	3,330	24.4
D	Net Cash received from sale of Real Estate	8	36
E	Net payment for financial investment	927	(1,016)
F	Net payment for operations with minority shareholders and treasury stock (3)	(2,899)	(1,303)
G=C+D+E+F	Free cash flow after dividends	2,178	1,047	108.1
H	Effects of exchange rate changes on net financial debt	(91)	(611)
I	Effects on net financial debt of changes in consolid. and others	1,703	5,731
J	Net financial debt at beginning of period	49,161	45,087
K=J-G+H+I	Net financial debt at end of period	48,595	49,161	(1.2)

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX FROM CONTINUING OPERATIONS

Unaudited figures (Euros in millions)

	January - December
	2016	2015	% Chg
OIBDA	15,118	13,229	14.3
- CapEx accrued during the period	(8,928)	(10,461)
- Payments related to cancellation of commitments	(738)	(721)
- Net interest payment	(2,143)	(2,445)
- Payment for tax	(649)	(689)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	16	(173)
- Investment In working capital and other deferred income and expenses (4)	1,467	4,590
= Net Free Cash Flow after CapEx	4,143	3,330	24.4
+ Payments related to cancellation of commitments	738	721
- Dividends paid to minority shareholders	(511)	(537)
= Free Cash Flow	4,370	3,514	24.4
Weighted average number of ordinary shares outstanding during the period (millions)	5,061	5,071
= Free Cash Flow per share (euros)	0.86	0.69	24.6

Notes:

•

Since the second quarter of 2016 Telefónica’s operations in the United Kingdom are no longer reported as discontinued operations within Telefónica Group and all its assets and liabilities have ceased to be reported as “held for sale”, and have been reclassified back into full consolidation within Telefónica Group financial statements, in compliance with International Financial Reporting Standards (IFRS). For comparative purposes, the results of Grupo Telefónica of 2015 and the first quarter of 2016 are reported following the same criteria.

•

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)

Figures in million euros. 2016 includes the following spectrum payments: 283 in Peru, 48 in Brazil, 5 in UK, 4 in Spain, 5 in Colombia and 4 in Germany. In 2015: 978 in Germany, 196 in Argentina, 68 in Ecuador, 49 in Spain, 6 in Chile, 8 in Colombia, 2 in UK and 2 in Nicaragua.

(3)

Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

(4)	Other deferred expenses include 3,019 million euros in 2015 and 1,084 million euros in 2016 related to commitments associated with long-term restructuring plans, mainly in Spain.

January - December 2016

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

	December 2016	December 2015
Non-current financial liabilities	45,612	47,117
Current financial liabilities	14,749	12,970
Gross Financial Debt	60,361	60,087
Cash and cash equivalents	(3,736)	(2,615)
Current financial assets	(2,954)	(3,053)
Positive mark-to-market value of long-term derivative instruments	(5,048)	(5,315)
Other non-current liabilities included in “Trade and other payables”	749	1,073
Other current liabilities included in “Trade and other payables”	449	462
Other assets included in “Non-current financial assets”	(524)	(691)
Other assets included in “Current trade and other payables”	(702)	(787)
Net Financial Debt (1)	48,595	49,161
Gross commitments related to employee benefits	6,839	6,070
Value of associated Long-term assets	(749)	(736)
Tax benefits	(1,569)	(1,666)
Net commitments related to employee benefits	4,521	3,668
Net financial debt plus commitments	53,116	52,829
Net Financial Debt / OIBDA	2,95x	2,87x

Notes:

(1)

Net financial debt as of Dec 2016 includes a positive value of the derivatives portfolio for a net amount of 3,401 million euros, of which 3,519 million euros included as financial liabilities and 6,920 million euros included as financial assets.

•

Financial assets includes 418 million euros as of Dec 2016 associated to the “O2 Refresh” portfolio in UK, which generated financial interests. Net financial debt for the comparative periods has been restated with the same criteria.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
Currency units per Euro	Jan - Dec 2016	Jan - Dec 2015	December 2016	December 2015
USA (US Dollar)	1.106	1.109	1.054	1.089
United Kingdom (Sterling)	0.817	0.726	0.855	0.734
Argentina (Argentine Peso)	16.314	10.220	16.706	14.197
Brazil (Brazilian Real)	3.833	3.643	3.435	4.251
Chile (Chilean Peso)	747.496	723.914	705.622	773.150
Colombia (Colombian Peso)	3,369.057	3,016.491	3,162.745	3,428.826
Costa Rica (Colon)	609.385	599.520	591.366	593.120
Guatemala (Quetzal)	8.406	8.489	7.928	8.309
Mexico (Mexican Peso)	20.629	17.569	21.733	18.779
Nicaragua (Cordoba)	31.657	30.229	30.904	30.405
Peru (Peruvian Nuevo Sol)	3.733	3.530	3.537	3.713
Uruguay (Uruguayan Peso)	33.266	30.181	30.924	32.604
Venezuela (Bolivar Fuerte) (3)	710.227	216.310	710.227	216.310

(1)	Average exchange rate for the period.
(2)	Exchange rates as of 31/12/16 and 31/12/15.
(3)

After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-December 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (674 Venezuelan bolivars fuertes per dollar).

January - December 2016

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	December 2016
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	80%	13%	6%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	December 2016
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities	83%	17%	0%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa3	P-3	Stable	11/7/2016
Fitch[1]	BBB	F-3	Stable	9/5/2016
S&P1	BBB	A-2	Stable	5/17/2016

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code
DEBENTURES AND BONDS
Cash-settled equity-linked bonds related to Telefónica, S.A. shares	9-Mar-16	600	EUR	Telefónica Participaciones, S.A.U.	0.000%	9-Mar-21	XS1377251423
Eurobond	13-Apr-16	1,400	EUR	Telefónica Emisiones, S.A.U.	0.750%	13-Apr-22	XS1394777665
Eurobond	13-Apr-16	1,350	EUR	Telefónica Emisiones, S.A.U.	1.460%	13-Apr-26	XS1394764689
Bond	28-Sep-16	94,410	CLP	Telefónica Móviles Chile	4.900%	13-Sep-21	BTMOV-K (1)
Eurobond	17-Oct-16	1,250	EUR	Telefónica Emisiones, S.A.U.	0.318%	17-Oct-20	XS1505554698
Eurobond	17-Oct-16	750	EUR	Telefónica Emisiones, S.A.U.	1.930%	17-Oct-31	XS1505554771
Eurobond	28-Dec-16	150	EUR	Telefónica Emisiones, S.A.U.	4.000%	28-Dec-51	XS1542177545
Eurobond	17-Jan-17	1,250	EUR	Telefónica Emisiones, S.A.U.	1.528%	17-Jan-25	XS1550951211
Eurobond	17-Jan-17	500	EUR	Telefónica Emisiones, S.A.U.	2.318%	17-Oct-28	XS1550951138
Bond	19-Jan-17	48,000	CLP	Telefónica Chile	4.900%	5-Jul-23	BCTCH-T (1)
Eurobond	25-Jan-17	150	EUR	Telefónica Emisiones, S.A.U.	3M Euribor +0,40%	25-Jan-19	XS1555704078
Debenture	8-Feb-17	2,000	BRL	Telefonica Brasil S.A.	108,25% CDI	8-Feb-22	BRVIVTDBS069

	Issue date	Amount (m)	Currency	Issuer	Coupon	First Call date	ISIN code
UNDATED DEEPLY SUBORDINATED RESET RATE SECURITIES
Hybrid bond	15-Sep-16	1,000	EUR	Telefónica Europe B.V.	3.750%	15-Mar-22	XS1490960942

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Bilateral Loan	23-Feb-16	100	EUR	Telefónica, S.A.	23-Feb-21
Bilateral Loan	23-Feb-16	100	EUR	Telefónica, S.A.	23-Feb-19
Loan on supplies	8-Mar-16	300	EUR	Telefónica, S.A.	8-Mar-21
Syndicated facility	22-Mar-16	750	EUR	Telefónica Germany GmbH & Co. OHG	22-Mar-21
Club deal loan	15-Apr-16	150	USD	Telefónica Móviles Chile	15-Apr-21
EIB Financing	13-Jun-16	450	EUR	Telefónica Germany GmbH & Co. OHG	13-Jun-25 (2)
Loan on supplies	28-Nov-16	1,500	EUR	Telefonica Europe B.V.	28-Nov-24

1.	Santiago exchange code
2.	Maximum maturity date

January - December 2016

02

TELEFÓNICA ESPAÑA

(year-on-year changes in organic terms)

Telefónica España results showed a significant improvement in 2016 and reflected the recovery of a profitable and sustainable growth profile, underpinned by a leading differential infrastructure in Europe, enabling it to increase the penetration of high value services tailored to increasing customer needs.

In 2016, service revenues returned to growth (+1.1% year-on-year) and at the same time, cost management and savings obtained from simplification have translated into year-on-year growth of OIBDA (+2.2%) and cash flow generation (+1.8%), excluding impacts.

Furthermore, in the last quarter of 2016, there was a sequential improvement in the year-on-year growth of service revenues (+1.9%; +1.2 percentage points vs. the previous quarter) and OIBDA (+2.6%; +0.8 percentage points vs. the third quarter).

The investments, focused on strengthening a differential competitive position based on quality, continued to drive commercial activity and customers’ migration towards higher-value products. Thus, annual net additions of mobile contract grew by 82% vs. 2015, in broadband by 39% (UBB penetration +8 percentage points to 34%) and in fixed telephony net losses decreased by 35%.

It is important to note that the results of the fourth quarter of 2016 are impacted by the extraordinary provision of 856 million euros, booked in the quarter and associated mainly with the extension of the voluntary employment suspension plan to 2018, which will generate a positive impact on cash flow generation from 2018 and an annual run-rate of savings in direct expenses of aproximately 100 million euros from 2019. These savings are in addition to those derived from the 2016-2017 plans.

Meanwhile, within the “More for More” strategy, the Company continues to evolve the convergent offer and adapt it to incremental customer demand, highlights subsequent year-end were: i) the increase in data included of all mobile lines included in the “Fusión+2” and “Fusión+4” bundles from 3GB to 8GB; ii) the increase in data of mobile lines included in the basic “Fusión+” bundle from 3GB to 8GB and the inclusion of a second mobile line free of charge with calls at 0 cents and 200MB for new customers; iii) the launch of the new “Fusión+2 Fiction” bundle offering all premium movie and series content, in addition to the 8 “La Liga” matches and the Champions League in the 300 Mb option. All these changes have implied changes to the associated tariffs.

The mobile only portfolio has also been renewed increasing the mobile data allowance (x2 for the entry-level tariff, and x4 for the high value tariffs).

“Movistar Fusión” consumer reached 4.3 million customers (+5% year-on-year) and 2.5 million additional mobile lines (+26% year-on-year), and recorded quarterly net additions of 47 thousand, which continue to drive the penetration of convergent “Fusión” customers over total consumer customers: 83% in broadband (+3 percentage points year-on-year), 80% in TV (+10 percentage points year-on-year) and 73% in mobile contract (+6 percentage points year-on-year).

Additionally, the commitment to quality has driven penetration of higher value services in the convergent base. Thus, 37% of “Fusión” customers had UBB (+8 percentage points year-on-year) and 68% had pay TV (+5 percentage points year-on-year). Meanwhile, the percentage of gross additions of “Fusión” who are completely new customers continues to improve (58% in the quarter vs.; +6 percentage points year-on-year).

January - December 2016

The quarterly ARPU of “Fusión” stood at 81.6 euros, 12% higher year-on-year, driven by the portfolio renewal and tariffs update, and by the continued improvement of the value mix of customers.

Churn continued to reflect the higher customer loyalty with multiple bundled services and stood at 1.4% in the quarter (+0.2 percentage points year-on-year).

Retail fixed telephony accesses (-3% year-on-year) recorded quarterly net losses of 63 thousand accesses and 285 thousand in the year, representing an improvement of 35% vs. 2015, while churn remained stable year-on-year.

Retail broadband accesses grew by 2% year-on-year, with quarterly net additions of 22 thousand (105 thousand in 2016) and relatively stable levels of churn (1.5% in the quarter; +0.1 percentage points year-on-year).

Fibre accesses reached 3.0 million, 35% more than in December 2015, with an acceleration in quarterly net additions to 168 thousand accesses, and accounted for almost half of the broadband base (49%; +12 percentage points year-on-year).

The changes implemented in the “Movistar Fusión+” portfolio continue to promote the trading of UBB. Thus, 79% of new fibre customers in the quarter chose 100 to 300 Mb speed (+23 percentage points more than in the same quarter of 2015), increasing their weight in the total fibre base to 68%. Fibre coverage at year end reached 17.1 million premises, 2.7 million more than in 2015.

Fibre customers’ monthly data consumption maintained solid growth of 15% year-on-year in the quarter and more than doubled that of ADSL customers, reflecting higher video usage.

Pay TV accesses remained stable year-on-year at 3.7 million, including 613 thousand satellite accesses. The quarterly net loss (-54 thousand) was the result of the satellite customers loss (-65 thousand) not offset by the net additions of IP TV customers (+11 thousand). On the other hand, churn stood at 1.9% (-0.4 percentage points vs. the fourth quarter of 2015).

Mobile accesses remained practically stable vs. 2015 (-0.1%) and recorded positive net additions (39 thousand) for the second consecutive quarter, due to the contract segment (176 thousand new lines) underpinned by new convergent multi-line products launched in July and the Christmas promotion.

Excluding M2M, contract accesses increased by 139 thousand in the quarter and contract churn stood at 1.4% (+0.1 percentage points year-on-year).

At the same time, the strong pace of LTE network deployment increased population coverage to 96% (+10 percentage points year-on-year) applying the homogeneous criteria used by other operators in the market (or 91% based on traditional criteria), and continues to drive penetration of smartphones (71%; +5 percentage points year-on-year), of LTE (40%; +19 percentage points year-on-year) and of mobile data traffic (+68% year-on-year in the quarter).

Wholesale accesses totalled 4.5 million (-10% year-on-year), with quarterly net losses of 64 thousand accesses, which have sloweddown progressively (-104 thousand in the previous quarter) due to the lower decline in ULL accesses and the higher growth of fibre NEBA accesses (325 thousand, more than doubling year-on-year).

Operating revenues in the quarter (3,216 million euros) and in the year (12,713 million euros) remained stable year-on-year (-0.1% in both periods).

Service revenues accelerated their year-on-year growth to 1.9% in the fourth quarter (+1.2 percentage points vs. the previous quarter) and grew by 1.1% in 2016.

Consumer revenues (1,631 million euros in the quarter) grew by 3.5% year-on-year accelerating their growth vs. the previous quarter (+2.3 percentage points) due to the lower rate of decline of non-convergent revenues and the continued growth of “Fusión” revenues. Consumer revenues in the full year increased by 1.8% year-on-year.

January - December 2016

Corporate revenues (881 million euros in October-December) increased by 1.4% year-on-year and changed their trend vs. the previous quarter (-4.9%), reflecting growth of IT revenues and a lesser decline in communications revenues. Throughout the year, business revenues showed a trend of stabilisation, underpinned by the renewal of the commercial proposition, with comprehensive solutions (connectivity, IT and digital services), which are key to the digitalisation of the organisations. In 2016 corporate revenues decreased by 1.4% year-on-year.

Other revenues (563 million euros) decreased by 1.8% vs. the fourth quarter of 2015 (+3.2% in 2016), mainly due to lower TV wholesale revenues.

Operating expenses reached 2,821 million euros in the quarter and to 8,652 million in the year, impacted by the restructuring provision of 837 million euros booked in the quarter as personnel expenses.

Thus, excluding this impact and the provision booked in the fourth quarter of 2015 for said employment suspension plan for 2016-2017, operating expenses decreased by 3.5% year-on-year in the quarter (-1.8% in the year) driven by lower commercial and personnel expenses, accelerating their rate of decline on a sequential basis mainly due to the improved performance of personnel and supplies expenses.

Supplies (899 million euros in October-December) increased by 3.7% year-on-year (+4.4% in the year) due to the higher costs of TV content. The lower year-on-year growth of these expenses vs. the previous quarter (+9.0% in July-September) was mainly explained by a higher decline in the purchase of mobile handsets which offset the impact of the higher cost of the current football season and the inclusion of the Champions League (not included in the last quarter of 2015). Net content expenses increased by 46% in the quarter (vs. +20% in the third quarter).

Personnel expenses (520 million euros in the quarter before provisions) increased their rate of decline to 10.7% year-on-year (-6.2% in the year) driven by the savings generated by the voluntary employment suspension plan initiated in 2016 (73 million euros in the quarter; 207 million in 2016). At the end of the year, the headcount of Telefónica España stood at 28,107 employees (-13% vs. December 2015).

Other operating expenses (566 million euros) accelerated their trend of decline and decreased by 7.0% year-on-year in the quarter (-5.9% in the year) mainly due to lower commercial expenses.

OIBDA in the fourth quarter after excluding factors stood at 1,306 million euros and increased 2.6% year-on-year, while the margin stood at 40.6% and expanded 1.1 percentage points year-on-year.

The abovementioned factors in the fourth quarter included: i) provisions for the employment suspension plan and optimising the distribution channel (837 million in personnel expenses and 18 million in “other net income/expenses” respectively in the fourth quarter of 2016 vs. 2,896 and 30 million in the fourth quarter of 2015); ii) capital gains from the sale of Telecomunicaciones Personalizadas, a public telephony service in penitentiary centres, (29 million in the fourth quarter of 2016) and iii) capital gains from the sale of real estate assets (33 million euros in the fourth quarter of 2016 and 22 million euros in the fourth quarter of 2015).

In 2016, OIBDA increased to 5,223 million euros excluding factors and increased 2.2% year-on-year, while the margin expanded 0.9 percentage points year-on-year to 41.1%. In addition to the aforementioned factors in the fourth quarter, these figures exclude the impact of capital gains from the sale of real estate (38 million in the third quarter of 2016 and 51 million in the first nine months of 2015), and the mobile towers (38 million euros in the first quarter 2015), as well as an asset valuation adjustment of DTS (38 million euros in the third quarter of 2015).

CapEx stood at 1,847 million euros in January-December, including 7 million euros for the purchase of spectrum in the second quarter of 2016 (+3.0% year-on-year; +11.6% in the quarter) due to the intense deployment of LTE and continued investment in fibre.

Thus, operating cash flow returned to growth in 2016 to 3,384 million euros, +1.8% excluding factors.

January - December 2016

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	12,713	12,402	2.5	(0.1)	3,216	3,220	(0.1)	(0.1)
Mobile handset revenues	497	648	(23.4)	(23.4)	142	202	(29.7)	(29.7)
Revenues ex-mobile handset revenues	12,216	11,754	3.9	1.1	3,074	3,018	1.9	1.9
Consumer (1)	6,536	6,129	6.6	1.8	1,631	1,576	3.5	3.5
Fusión	4,095	3,368	21.6	21.6	1,053	895	17.7	17.7
Non-Fusión	2,441	2,761	(11.6)	(20.0)	578	681	(15.2)	(15.2)
Business	3,423	3,473	(1.4)	(1.4)	881	869	1.4	1.4
Communications	2,708	2,799	(3.3)	(3.3)	675	681	(0.9)	(0.9)
IT	716	674	6.2	6.2	206	187	9.7	9.7
Other (2)	2,257	2,152	4.8	3.2	563	573	(1.8)	(1.8)
Internal expenditure capitalized in fixed assets	327	350	(6.5)	(6.5)	83	100	(17.5)	(17.5)
Operating expenses	(8,652)	(10,526)	(17.8)	(1.8)	(2,821)	(4,952)	(43.0)	(3.5)
Supplies	(3,375)	(2,996)	12.7	4.4	(899)	(867)	3.7	3.7
Personnel expenses	(2,997)	(5,173)	(42.1)	(6.2)	(1,357)	(3,477)	(61.0)	(10.7)
Other operating expenses	(2,280)	(2,356)	(3.2)	(5.9)	(566)	(608)	(7.0)	(7.0)
Other net income (expense)	(29)	(29)	0.5	c.s.	(28)	(29)	(4.2)	c.s.
Gain (loss) on sale of fixed assets	111	136	(18.0)	(15.3)	64	27	136.7	31.5
Impairment of goodwill and other assets	(4)	2	c.s.	c.s.	(2)	4	c.s.	c.s.
Operating income before D&A (OIBDA)	4,467	2,336	91.2	1.4	512	(1,631)	c.s.	3.4
OIBDA Margin	35.1%	18.8%	16.3 p.p.	0.6 p.p.	15.9%	n.m.	n.m.	1.4 p.p.
CapEx	1,847	1,827	1.1	3.0	564	505	11.6	11.6
Spectrum	7	49	(85.0)	(85.0)	—	—	—	—
OpCF (OIBDA-CapEx)	2,621	509	n.m.	0.6	(52)	(2,136)	(97.6)	(1.8)

Notes:

•	The reported figures include DTS in Telefónica España’s consolidation perimeter from 1 May 2015.

•	OIBDA before management and brand fees.

•	Mobile handset revenues have been restated from 1 January 2015 including all the business of Telefónica España (previously only Telefónica Móviles España).

(1)	Consumer revenues include residential and SOHO revenues.
(2)	Other revenues include wholesale, subsidiaries and other revenues.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	35,882.6	36,958.2	36,868.1	36,935.6	36,791.3	36,765.2	36,769.8	36,709.4	(0.6)
Fixed telephony accesses (1)	10,321.9	10,126.6	10,064.9	10,005.6	9,910.6	9,854.2	9,783.7	9,720.2	(2.9)
Internet and data accesses	5,972.7	5,905.1	5,947.8	6,000.0	6,012.8	6,061.6	6,076.6	6,094.5	1.6
Broadband	5,928.3	5,861.0	5,906.1	5,962.0	5,978.6	6,030.2	6,045.3	6,067.3	1.8
FTTH	1,560.3	1,720.7	1,950.5	2,223.0	2,458.3	2,675.7	2,830.7	2,998.3	34.9
Mobile accesses	17,448.6	17,330.7	17,272.0	17,258.5	17,140.1	17,094.4	17,198.2	17,237.7	(0.1)
Prepay	3,122.6	2,989.1	2,881.1	2,777.1	2,675.7	2,579.7	2,466.1	2,329.3	(16.1)
Contract	14,325.9	14,341.6	14,390.9	14,481.4	14,464.5	14,514.7	14,732.1	14,908.4	2.9
M2M	1,662.4	1,726.5	1,705.6	1,778.8	1,827.2	1,890.5	1,968.8	2,006.3	12.8
Pay TV (2)	2,139.5	3,595.7	3,583.4	3,671.5	3,727.8	3,755.0	3,711.4	3,657.0	(0.4)

Wholesale Accesses	5,333.6	5,286.7	5,200.4	5,037.7	4,866.9	4,693.3	4,589.3	4,525.5	(10.2)
Fibre	66.5	97.9	124.4	144.7	176.6	210.3	259.7	324.9	124.6

Total Accesses	41,216.2	42,244.9	42,068.4	41,973.3	41,658.2	41,458.6	41,359.2	41,234.9	(1.8)

(1)	Includes fixed wireless and VoIP accesses.
(2)	From the second quarter of 2015, Pay TV accesses include DTS.

January - December 2016

CONSUMER ACCESSES (Fusión + non-Fusión)	2015				2016
Unaudited figures (thousands)	March	June	September	December	March	June	September	December	% Chg
Fixed telephony accesses	7,782.2	7,609.9	7,559.7	7,509.9	7,428.5	7,382.1	7,319.0	7,260.4	(3.3)
Internet and data accesses	5,119.0	5,049.6	5,089.0	5,135.8	5,145.4	5,186.4	5,195.5	5,207.8	1.4
Mobile accesses	12,240.0	12,049.3	12,001.3	11,920.1	11,759.7	11,676.5	11,691.5	11,732.3	(1.6)
Prepay	3,122.6	2,989.2	2,881.1	2,777.1	2,675.7	2,579.7	2,466.1	2,329.3	(16.1)
Contract	9,117.3	9,060.0	9,120.2	9,143.0	9,084.0	9,096.8	9,225.4	9,403.0	2.8
Pay TV	2,139.5	3,595.7	3,583.4	3,671.5	3,727.8	3,755.0	3,711.4	3,657.0	(0.4)

Total Consumer Accesses	27,280.6	28,304.5	28,233.5	28,237.2	28,061.4	28,000.0	27,917.4	27,857.6	(1.3)

TOTAL MOBILE ACCESSES	2015				2016
Unaudited figures	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	17.9%	17.2%	16.7%	16.1%	15.6%	15.1%	14.3%	13.5%	(2.6 p.p.	)
Contract percentage (%)	82.1%	82.8%	83.3%	83.9%	84.4%	84.9%	85.7%	86.5%	2.6 p.p.
Smartphones (‘000)	9,801.4	9,877.2	10,052.6	10,169.0	10,200.2	10,295.8	10,500.3	10,715.8	5.4
Prepay	365.7	351.4	348.8	383.5	366.3	390.2	379.1	342.4	(10.7)
Contract	9,435.7	9,525.8	9,703.8	9,785.5	9,833.9	9,905.6	10,121.2	10,373.4	6.0
Smartphone penetration (%)	62.8%	64.0%	65.2%	66.3%	67.2%	68.3%	69.5%	70.9%	4.6 p.p.
Prepay (%)	11.7%	11.8%	12.1%	13.8%	13.7%	15.1%	15.4%	14.7%	0.9 p.p.
Contract (%)	75.6%	76.5%	77.4%	77.9%	78.7%	79.2%	80.0%	81.1%	3.2 p.p.
LTE (‘000)	2,159.4	2,554.2	2,995.9	3,293.0	4,520.7	5,050.0	5,444.0	6,073.0	84.4
LTE penetration (%)	13.7%	16.4%	19.2%	21.3%	29.5%	33.2%	35.7%	39.9%	18.6 p.p.

CONSUMER FUSIÓN	2015				2016
Unaudited figures (thousands)	March	June	September	December	March	June	September	December	% Chg
Fusión Customers	3,866.2	3,880.7	4,002.7	4,140.3	4,209.1	4,268.8	4,286.1	4,333.2	4.7
Fibre 100/300	891.8	957.1	1,064.4	1,188.1	1,267.4	1,345.9	1,491.0	1,593.5	34.1
IPTV/Satellite	1,926.6	2,035.7	2,339.1	2,600.2	2,768.6	2,873.6	2,914.9	2,943.1	13.2
Mobile add-ons	1,870.5	1,915.2	1,969.1	2,016.5	2,023.3	2,084.1	2,302.7	2,542.0	26.1

CONSUMER FUSIÓN	2015				2016
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg
Fusión ARPU (EUR)	68.6	71.3	73.8	73.2	78.2	79.8	81.8	81.6	11.5
Fusión churn	0.9%	1.4%	1.1%	1.1%	1.3%	1.1%	1.3%	1.4%	0.2 p.p.

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	% Chg
Fusión ARPU (EUR)	68.6	70.0	71.3	71.8	78.2	79.0	79.9	80.4	12.0
Fusión churn	0.9%	1.2%	1.2%	1.2%	1.3%	1.2%	1.2%	1.3%	0.1 p.p.

SELECTED OPERATIONAL DATA	2015				2016
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg
Total voice traffic (Million minutes)	42,519	41,500	38,950	38,963	38,139	39,876	37,214	38,259	(1.8)
Fixed voice traffic	23,895	22,866	20,958	20,863	20,456	20,903	18,927	19,708	(5.5)
Mobile voice traffic	18,624	18,634	17,993	18,100	17,683	18,973	18,287	18,551	2.5
Total data traffic (TB)	1,007,617	946,695	1,075,921	1,237,898	1,333,989	1,363,624	1,442,518	1,550,009	25.2
Fixed data traffic	982,743	916,869	1,037,339	1,200,768	1,291,860	1,319,042	1,380,891	1,487,583	23.9
Mobile data traffic	24,874	29,826	38,582	37,129	42,129	44,583	61,627	62,427	68.1

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	% Chg
Total voice traffic (Million minutes)	42,519	84,018	122,969	161,932	38,139	78,015	115,229	153,488	(5.2)
Fixed voice traffic	23,895	46,761	67,718	88,582	20,456	41,359	60,286	79,994	(9.7)
Mobile voice traffic	18,624	37,258	55,250	73,351	17,683	36,656	54,943	73,494	0.2
Total data traffic (TB)	1,007,617	1,954,312	3,030,233	4,268,131	1,333,989	2,697,613	4,140,131	5,690,140	33.3
Fixed data traffic	982,743	1,899,612	2,936,951	4,137,720	1,291,860	2,610,901	3,991,793	5,479,375	32.4
Mobile data traffic	24,874	54,700	93,282	130,411	42,129	86,712	148,338	210,765	61.6

Notes:

Since 1 January 2015:

•	Consumer accesses (Fusión + Non-Fusión) include accesses of services taken out by the Consumer segment (including SOHOs).

•	Fusión Consumer ARPU: average monthly Consumer Fusión revenue divided by average customers for the period.

•	Fusión Consumer customer base excludes SME’s customers.

•	Fusión Consumer mobile add-ons include “Vive 13” accesses associated to Fusión packages.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

January - December 2016

03

TELEFÓNICA DEUTSCHLAND

(year-on-year changes in organic terms)

Telefónica Deutschland maintained operational momentum in a dynamic fourth quarter of 2016, leveraging the successful launch and encouraging customer response to its new premium portfolio “O2 Free”. Competitive pressure in non-premium segment is showing some signs of improvement, that continues in the first months of 2017.

At the same time, the Company delivered its integration milestones, generating additional savings in line with the synergy targets. In addition, Telefónica Deutschland also met its outlook for the full-year financial results.

Furthermore, the results are affected by the reduction in mobile termination rates since last 1 December (-34%; from €1.66 cents to €1.1 cents).

The contract mobile customer base stood at 20.5 million customers at the end of December (+8% year-on-year), with net additions of 336 thousand in the fourth quarter mainly driven by strong partner trading (58% of gross additions; stable from previous quarter). The prepay customer base remained broadly stable year-on-year at 23.8 million accesses, with 89 thousand net losses in the fourth quarter (+231 thousand in the third quarter) due to seasonality in the partner business.

Smartphone penetration up 5 percentage points vs. 2015 to 59% driven by the continued growth of LTE accesses which stood at 12.1 million, growing strongly (+53% year-on-year) while penetration increased 9 percentage points year-on-year to 28%. Music and video streaming continued to be a significant driver of mobile data traffic growth, which came in at +62% year-on-year in the fourth quarter (+51% in 2016).

Blended mobile ARPU performance stabilised sequentially at -3.8% year-on-year in October-December. Quarterly data ARPU up 2.8% year-on-year (+3.6% in the third quarter) underpinned by the non-SMS data ARPU (+10.8%; +11.2% in the prior quarter). Contract ARPU (-5.5% year-on-year in October-December; -4.7% in July-September) continued to reflect the strong contribution of the partner business and the resulting mix-shift from retail to wholesale as well as regulatory headwinds, especially in the second half of the year.

Retail broadband accesses stood at 2.1 million (stable year-on-year) and continued to benefit from the continued strong demand for VDSL which grew 56% year-on-year posting 74 thousand net additions in October-December (+289 thousand in January-December) and accounted for 38% of fixed broadband accesses (+14 percentage points year-on-year). On the other hand, the wholesale DSL customer base continued to fall due to the planned dismantling of the legacy infrastructure.

Revenues in the fourth quarter of 2016 reached 1,936 million euros (-6.0% year-on-year) and 7,503 million euros for the twelve month period (-4.9% year-on-year).

Mobile service revenues came to 1,349 million euros in October-December 2016, declining 2.1% vs. the same period of 2015 (-1.8% year-on-year in July-September). Excluding regulatory effects (termination and roaming), the decline was limited to 0.9%, maintaining the same trend as the prior quarter. The higher share of wholesale revenue as well as the ongoing legacy base rotation remained drivers of the year-on-year performance. For 2016, mobile service revenues came to 5,437 million euros, -1.7% year-on-year and -1.1% when excluding regulatory effects.

January - December 2016

Mobile data revenues for October to December 2016 were up 4.8% year-on-year totaling 746 million euros (+5.3% in 2016), reflecting the continued growth of non-SMS data revenues (+12.9% year-on-year to 583 million euros; +13.1% in 2016). This was partly driven by a 41% year-on-year increase of average data usage amongst the O2 contract LTE customers, now at 1.7 GB per month, as well as the growing LTE customer base. As a result, the mobile data revenue share over total mobile service revenues in the quarter increased 4 percentage points year-on-year to 55%, while non-SMS data represented 78% of mobile data revenues, up +6 percentage points year-on-year.

Handset revenues continued to fall both in the quarter and in the full year (-17.6% year-on-year to 341 million euros and -18.4% year-on-year to 1,061 million euros respectively), on the back of longer handset replacement cycles and a lower demand for handsets in the market.

Fixed revenues fell 10.3% year-on-year in the fourth quarter to 238 million euros (-5.9% year-on-year for the full year period to 981 million euros), mainly driven by the lower wholesale and other fixed revenues which were lower year-on-year on the back of the planned decommissioning of the legacy ULL platform. Retail DSL revenue trends (-9.6% year-on-year in the fourth quarter; -8.1% year-on-year in 2016) saw a broadly similar year-on-year performance as in the prior quarter as a result of phasing of promotional effects on a broadly stable (+0.3% year-on-year) customer base.

Operating expenses for the quarter were 1,492 million euros (-8.7% year-on-year) and 5,844 million euros for the full year (-6.8% year-on-year) driven by the savings from integration projects and include restructuring expenses of 30 million euros and 89 million euros, respectively (7 and 73 million euros respectively in 2015) out of which 9 million are in personnel expenses and 21 million in other operating expenses in the quarter (46 and 43 million euros respectively in the year).

Supplies (674 million euros in the quarter) showed a 9.8% year-on-year decline in the quarter as a result of lower interconnection and hardware costs (-9.6% year-on-year in 2016 to 2,452 million euros).

Personnel expenses amounted to 157 million euros in the fourth quarter and fell 1.7% year-on-year (646 million in the twelve months period; -7.9% year-on-year) mainly driven by the successful execution of the employee restructuring programme.

Other operating expenses reached 661 million euros for October to December and fell 9.0% year-on-year (2,747 million euros for the full year; -3.9% year-on-year) on the back of successful synergy capture both from roll-over effects and additional savings from the integration milestones achieved in 2016. These savings were partly offset by commercial expenses and other investments related to customer and brand migration activities in the first half of 2016.

It should be noted, the positive impact of the final agreement related to the purchase price of E-Plus of 102 million euros in Other net income in the fourth quarter of 2015.

OIBDA came to 481 million euros in the fourth quarter and accelerated its year-on-year growth to +3.9% excluding impacts (+3.6% in the third quarter) leveraging on incremental synergies of approximately 25 million euros in the quarter (approximately 150 million euros in 2016).

In the period January-December 2016, OIBDA amounted to 1,794 million euros and increased 3.8% year-on-year excluding the above-mentioned restructuring costs and the positive settlement of 102 million euros and the “yourfone” effect of 15 million euros in the first quarter of 2015.

The OIBDA margin was 24.8% in the fourth quarter, up 2.5 percentage points year-on-year and 23.9% for the twelve months period, up 2.1 percentage points year-on-year organic and ex-yourfone in the first quarter of 2015.

CapEx was up 9.2% year-on-year to 360 million euros in the fourth quarter (+6.8% year-on-year to 1,108 million euros in 2016) as investments were back-end loaded in 2016 due to the intensification of the network integration efforts in the second half of the year.

Operating cash flow (OIBDA-CapEx) totalled 686 million euros and remained almost flat in 2016 (-0.2% year-on-year).

January - December 2016

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	7,503	7,888	(4.9)	(4.9)	1,936	2,059	(6.0)	(6.0)
Mobile Business	6,498	6,832	(4.9)	(4.9)	1,690	1,791	(5.7)	(5.7)
Mobile service revenues	5,437	5,532	(1.7)	(1.7)	1,349	1,378	(2.1)	(2.1)
Data revenues	2,992	2,840	5.3	5.3	746	712	4.8	4.8
Handset revenues	1,061	1,300	(18.4)	(18.4)	341	413	(17.6)	(17.6)
Fixed Business	981	1,043	(5.9)	(5.9)	238	266	(10.3)	(10.3)
FBB and new services (1)	748	803	(6.8)	(6.8)	182	199	(8.6)	(8.6)
Voice & access revenues	233	240	(2.9)	(2.9)	56	66	(15.5)	(15.5)
Internal expenditure capitalized in fixed assets	104	113	(7.4)	(7.4)	25	30	(17.8)	(17.8)
Operating expenses	(5,844)	(6,226)	(6.1)	(6.8)	(1,492)	(1,631)	(8.5)	(8.7)
Supplies	(2,452)	(2,712)	(9.6)	(9.6)	(674)	(747)	(9.8)	(9.8)
Personnel expenses	(646)	(655)	(1.4)	(7.9)	(157)	(155)	1.5	(1.7)
Other operating expenses	(2,747)	(2,859)	(3.9)	(3.9)	(661)	(729)	(9.4)	(9.0)
Other net income (expense)	32	70	(54.8)	113.9	12	128	(90.7)	20.6
Gain (loss) on sale of fixed assets	(0)	14	c.s.	c.s.	(0)	(1)	(80.9)	(80.9)
Impairment of goodwill and other assets	—	—	—	—	—	—	—	—
Operating income before D&A (OIBDA)	1,794	1,858	(3.4)	2.9	481	586	(18.0)	3.8
OIBDA Margin	23.9%	23.6%	0.4 p.p.	1.9 p.p.	24.8%	28.5%	(3.6 p.p. )	2.5 p.p.
CapEx	1,108	2,230	(50.3)	6.8	360	330	9.0	9.2
Spectrum	6	1,198	(99.5)	(99.5)	1	2	(11.5)	(11.5)
OpCF (OIBDA-CapEx)	686	(372)	c.s.	(2.1)	121	256	(52.9)	(6.9)

Notes:

•	OIBDA before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

January - December 2016

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	46,572.8	46,981.4	47,627.2	47,391.2	47,341.7	47,754.9	48,404.8	48,655.5	2.7
Fixed telephony accesses (1)	2,022.0	2,009.7	1,999.9	1,997.8	2,002.8	2,007.4	2,006.5	2,010.3	0.6
Internet and data accesses	2,371.6	2,354.7	2,338.7	2,330.6	2,330.9	2,329.8	2,324.8	2,324.5	(0.3)
Broadband	2,128.3	2,115.2	2,102.7	2,098.0	2,101.5	2,103.9	2,101.6	2,104.0	0.3
FTTx	322.2	379.8	444.0	516.8	593.0	669.3	731.8	805.5	55.9
Mobile accesses	42,179.2	42,617.0	43,288.6	43,062.8	43,008.0	43,417.8	44,073.5	44,320.7	2.9
Prepay	23,264.2	23,500.9	24,003.7	23,979.4	23,743.5	23,814.2	23,872.8	23,784.0	(0.8)
Contract (2)	18,915.0	19,116.1	19,284.9	19,083.4	19,264.4	19,603.6	20,200.7	20,536.6	7.6
M2M	443.4	506.2	570.7	632.0	682.2	704.3	748.0	787.8	24.6
Wholesale Accesses	1,085.3	1,059.3	1,017.5	972.0	910.5	850.1	790.8	691.0	(28.9)

Total Accesses	47,658.1	48,040.7	48,644.7	48,363.2	48,252.2	48,605.0	49,195.6	49,346.4	2.0

(1)	Includes fixed wireless and VoIP accesses.
(2)	In the fourth quarter of 2015, 400 thousand inactive customer accesses were excluded.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	55.2%	55.1%	55.5%	55.7%	55.2%	54.8%	54.2%	53.7%	(2.0 p.p.	)
Contract percentage (%)	44.8%	44.9%	44.5%	44.3%	44.8%	45.2%	45.8%	46.3%	2.0 p.p.
Smartphones (‘000)	20,364.1	21,153.4	22,145.5	22,594.3	23,083.0	23,707.1	25,353.5	25,623.1	13.4
Prepay	9,086.7	9,538.8	10,097.5	10,279.7	10,678.9	10,805.8	11,223.0	11,182.4	8.8
Contract	11,277.4	11,614.6	12,048.0	12,314.6	12,404.1	12,901.3	14,130.5	14,440.7	17.3
Smartphone penetration (%)	49.8%	51.3%	52.9%	54.2%	55.4%	56.2%	59.2%	59.5%	5.2 p.p.
Prepay	39.6%	41.1%	42.6%	43.3%	45.4%	45.7%	47.4%	47.3%	4.0 p.p.
Contract	63.0%	64.4%	66.4%	68.7%	68.6%	69.6%	73.8%	74.2%	5.5 p.p.
LTE (‘000)	5,146.0	6,093.0	7,002.2	7,883.5	8,690.5	9,399.8	10,566.3	12,063.1	53.0
LTE penetration (%)	12.3%	14.5%	16.4%	18.6%	20.5%	22.0%	24.4%	27.7%	9.1 p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg
Voice traffic (Million minutes)	30,769	29,334	28,324	29,450	28,910	29,341	27,301	28,344	(3.8)
Fixed voice traffic	6,533	5,686	4,915	5,067	5,214	4,652	4,026	3,790	(25.2)
Mobile voice traffic	24,236	23,647	23,409	24,383	23,696	24,689	23,275	24,553	0.7
Data traffic (TB)	485,180	497,059	514,154	603,296	664,202	665,593	669,777	788,300	30.7
Fixed data traffic	445,008	454,804	468,256	552,795	612,603	603,867	595,416	706,659	27.8
Mobile data traffic	40,172	42,255	45,898	50,501	51,599	61,726	74,361	81,641	61.7
Mobile ARPU (EUR)	10.6	10.8	10.9	10.5	10.3	10.4	10.5	10.1	(3.8)
Prepay	5.6	5.9	6.0	5.8	5.7	5.7	5.9	5.6	(3.1)
Contract (1)	17.2	17.2	17.4	16.9	16.6	16.6	16.6	16.0	(5.5)
Data ARPU (EUR)	5.5	5.6	5.6	5.5	5.6	5.8	5.8	5.6	2.8
% non-SMS over data revenues	70.5%	71.5%	71.9%	72.5%	75.4%	76.7%	77.2%	78.2%	5.6 p.p.
Mobile churn	2.4%	2.1%	2.1%	2.8%	2.5%	2.1%	2.1%	2.3%	(0.5 p.p. )
Contract (1)	1.7%	1.7%	1.7%	2.4%	1.8%	1.6%	1.5%	1.6%	(0.8 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg
Voice traffic (Million minutes)	30,769	60,103	88,427	117,877	28,910	58,251	85,552	113,896	(3.4)
Fixed voice traffic	6,533	12,219	17,134	22,201	5,214	9,865	13,892	17,682	(20.4)
Mobile voice traffic	24,236	47,883	71,293	95,676	23,696	48,386	71,661	96,214	0.6
Data traffic (TB)	485,180	982,239	1,496,393	2,099,689	664,202	1,329,794	1,999,572	2,787,871	32.8
Fixed data traffic	445,008	899,812	1,368,068	1,920,863	612,603	1,216,470	1,811,886	2,518,545	31.1
Mobile data traffic	40,172	82,427	128,325	178,826	51,599	113,324	187,685	269,326	50.6
Mobile ARPU (EUR)	10.6	10.7	10.8	10.7	10.3	10.3	10.4	10.3	(3.7)
Prepay	5.6	5.8	5.8	5.8	5.7	5.7	5.8	5.7	(1.6)
Contract (1)	17.2	17.2	17.3	17.2	16.6	16.6	16.6	16.5	(4.1)
Data ARPU (EUR)	5.5	5.5	5.6	5.5	5.6	5.7	5.8	5.7	3.4
% non-SMS over data revenues	70.5%	71.0%	71.3%	71.6%	75.4%	76.1%	76.5%	76.9%	5.3 p.p.
Churn	2.4%	2.3%	2.2%	2.4%	2.5%	2.3%	2.2%	2.3%	(0.1 p.p. )
Contract (1)	1.7%	1.7%	1.7%	1.9%	1.8%	1.7%	1.5%	1.6%	(0.3 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

January - December 2016

04

TELEFÓNICA UK

(year-on-year changes in organic terms)

In 2016 Telefónica UK continued to reinforce its position as a leading mobile operator, consistently outperforming the market, with a growing customer base, increasing spend by customers as well as market-leading loyalty, leading to a strong financial performance with sustained revenue growth.

Total mobile accesses (25.5 million) grew 2% year-on-year driven by a 9% year-on-year increase of the contract mobile customer base (62% of the total; +4 percentage points year-on-year), after recording 135 thousand net additions in the fourth quarter (119 thousand excluding M2M; 421 thousand in 2016) on the back of its mobile led, customer first strategy. Monthly contract churn was flat year-on-year at 1.0%, a benchmark in the market. In prepay mobile there were 77 thousand net losses in the period, in line with industry trends of consumers shifting to contract connections.

Mobile data traffic continued to grow, up 63% year on year, in line with the trends of the previous quarter, leveraged on the 36% year-on-year growth of LTE accesses. LTE deployment continued at a rapid pace, reaching 95% outdoor population coverage as of December (+16 percentage points year-on-year), driving the LTE base to 10.4 million, with a penetration of 47% (+12 percentage points year-on-year). Smartphones reached 14.7 million at the end of the fourth quarter (+11% year-on-year), with a penetration of 68% (+8 percentage points year-on-year).

ARPU excluding “O2 Refresh” grew 1.3% year-on-year in the fourth quarter (-0.6% in the third quarter) on higher average subscription revenue (+9.8% year-on-year excluding “O2 Refresh”). Contract ARPU was down 1.4% year-on-year in the three months to December (vs. -3.1% in July-September) as regulatory roaming and MTRs impacts offset subscription revenue growth. Prepay ARPU grew by 10.5% year-on-year in the quarter due to higher levels of customer revenue and data usage growth.

Revenues in the fourth quarter reached 1,721 million euros and grew 2.5% year-on-year excluding the impact of “O2 Refresh”, once again improving the growth trend from the previous quarter (+0.1% year-on-year) on both mobile service revenue and handset sales and others. For the full year, revenues totalled 6,861 million euros, +0.6% year-on-year (ex-”O2 Refresh”).

Mobile service revenues reached 1,220 million euros and grew 1.5% year-on-year in the quarter (excluding the impact of “O2 Refresh”), again posting a sequential year-on-year improvement (+1.1% in July-September) due to larger out-of-bundle spend, lower impacts from roaming and MTRs (-1.7 percentage points on MSR growth ex-“O2 Refresh”; -2.1 percentage points in July-September) and customer base growth. Mobile service revenue totalled 5,121 million euros in the January-December period (+1.2% year-on-year ex-”O2 Refresh”).

Data revenues increased 4.5% year-on-year in the three months to December (vs. +3.4% in the full year), as customers consume more data and benefit from better value subscriptions with higher data allowances. Non-SMS data revenue accounted for 62% of data revenue in the fourth quarter (+2.6 percentage points year-on-year), while data revenue represented 61% of mobile service revenue (+1.9 percentage points year-on-year). Handset revenue & other revenue increased 5.2% year-on-year in the fourth quarter to 500 million euros (-4.9% in the twelve months to December), as new handset launches drove increased demand.

Operating expenses reached 1,421 million euros in the quarter, up 1.1% year-on-year. In the full year they reached 5,276 million euros, 2.9% lower year-on-year.

January - December 2016

Supplies (858 million euros) grew 2.9% year-on-year in the fourth quarter (-3.7% in January-December; 3,226 million euros) due to the higher level of handset sales after the launch of flagship devices in the period.

Personnel expenses totalled 145 million euros, -6.3% year-on-year in the three months to December (+1.2% in January-December; 528 million euros), excluding the impact of a provision of 36 million euros accrued in the quarter related to restructuring in the business.

Other expenses decreased 0.5% year-on-year in the fourth quarter (-2.4% in January-December), reaching 418 million euros (1,522 million euros), despite higher commercial expenses.

OIBDA growth in the quarter reached 4.1% year-on-year to 334 million euros and improved vs. the third quarter (+1.6%) on revenue growth acceleration and strong cost control. Full year OIBDA reached 1,709 million euros (+1.7% year-on-year). Thus, OIBDA margin expanded in both the fourth quarter (19.4%; +0.4 percentage points year-on-year) and the full year 2016 (24.9%; +0.8 percentage points year-on-year).

CapEx amounted to 931 million euros in the January-December period, an increase of 18.7% year-on-year, mainly invested in further LTE rollout as the Company continues to expand its indoor coverage to reach 98% by the end of 2017.

Operating Cash Flow (OIBDA-CapEx) totalled 778 million euros in the full year to December (-12.7% year-on-year).

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Var		October - December		% Var
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	6,861	7,837	(12.5)	(1.5)	1,721	2,011	(14.4)	2.4
Mobile service revenues	5,121	5,778	(11.4)	(0.3)	1,220	1,447	(15.7)	1.3
Data revenues	3,094	3,369	(8.1)	3.4	738	848	(12.9)	4.5
Handset revenues and other	1,739	2,059	(15.5)	(4.9)	500	564	(11.2)	5.2
Internal expenditure capitalized in fixed assets	141	162	(13.1)	(2.2)	34	43	(21.1)	(5.4)
Operating expenses	(5,276)	(6,074)	(13.1)	(2.9)	(1,421)	(1,636)	(13.2)	1.1
Supplies	(3,226)	(3,769)	(14.4)	(3.7)	(858)	(992)	(13.6)	2.9
Personnel expenses	(528)	(549)	(3.9)	1.2	(145)	(144)	0.3	(6.3)
Other operating expenses	(1,522)	(1,756)	(13.3)	(2.4)	(418)	(499)	(16.2)	(0.5)
Other net income (expense)	(16)	(14)	11.9	25.9	(2)	(7)	(74.8)	(67.3)
Gain (loss) on sale of fixed assets	(1)	3	c.s.	c.s.	1	1	84.9	102.2
Impairment of goodwill and other assets	—	15	—	—	—	15	—	—
Operating income before D&A (OIBDA)	1,709	1,929	(11.4)	1.7	334	426	(21.7)	4.1
OIBDA Margin	24.9%	24.6%	0.3 p.p.	0.8 p.p.	19.4%	21.2%	(1.8 p.p. )	0.4 p.p.
CapEx	931	883	5.5	18.7	278	231	20.2	42.1
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	778	1,046	(25.6)	(12.7)	56	196	(71.3)	(39.9)

Notes:

•	OIBDA before management and brand fees.

January - December 2016

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2015				2016
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	24,869.2	25,072.2	25,302.4	25,286.9	25,204.2	25,452.6	25,692.0	25,759.0	1.9
Fixed telephony accesses (1)	232.1	235.4	241.2	247.1	249.8	257.7	264.7	272.6	10.3
Internet and data accesses	19.9	20.4	20.5	21.0	21.5	22.3	23.1	23.7	12.8
Broadband	19.9	20.4	20.5	21.0	21.5	22.3	23.1	23.7	12.8
Mobile accesses	24,617.1	24,816.5	25,040.7	25,018.8	24,933.0	25,172.5	25,404.2	25,462.7	1.8
Prepay (2)	10,766.1	10,793.1	10,823.2	10,561.4	9,640.1	9,745.8	9,778.0	9,701.4	(8.1)
Contract	13,851.1	14,023.4	14,217.6	14,457.4	15,292.8	15,426.7	15,626.2	15,761.3	9.0
M2M (3)	2,201.1	2,234.2	2,289.9	2,383.9	3,143.4	3,176.8	3,250.9	3,266.9	37.0

Total Accesses	24,869.2	25,072.2	25,302.4	25,286.9	25,204.2	25,452.6	25,692.0	25,759.0	1.9

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes the disconnection of 720 thousand inactive prepay customers in the first quarter 2016.
(3)	Includes 720 thousand M2M accesses on the Jasper platform since the first quarter 2016.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	43.7%	43.5%	43.2%	42.2%	38.7%	38.7%	38.5%	38.1%	(4.1 p.p.)
Contract percentage (%)	56.3%	56.5%	56.8%	57.8%	61.3%	61.3%	61.5%	61.9%	4.1 p.p.
Smartphones (‘000)	10,784.8	10,972.4	11,202.4	13,274.4	13,267.7	13,301.8	14,130.8	14,680.8	10.6
Prepay	3,343.9	3,370.8	3,451.1	4,275.5	4,358.7	4,494.0	4,600.9	4,966.3	16.2
Contract	7,440.9	7,601.6	7,751.3	8,998.9	8,909.0	8,807.8	9,529.9	9,714.6	8.0
Smartphone penetration (%)	49.3%	49.9%	50.6%	60.4%	62.8%	62.4%	65.9%	68.4%	8.0 p.p.
Prepay (%)	31.4%	31.6%	32.2%	40.9%	45.6%	46.5%	47.5%	51.6%	10.7 p.p.
Contract (%)	66.4%	67.2%	67.9%	78.1%	77.0%	75.6%	81.1%	82.1%	4.0 p.p.
LTE (‘000)	4,906.0	5,769.9	6,631.7	7,661.8	8,300.8	9,489.0	10,038.2	10,425.3	36.1
LTE penetration (%)	22.4%	26.2%	30.0%	34.9%	38.1%	43.1%	45.3%	47.0%	12.1 p.p.

SELECTED MOBILE OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice Traffic (Million minutes)	22,206	22,926	22,545	22,850	22,964	23,425	23,221	23,697	3.7
Data traffic (TB)	30,928	35,478	39,873	45,257	49,648	55,720	65,609	73,980	63.5
ARPU (EUR)	18.8	19.6	19.9	19.3	17.9	17.5	16.6	16.2	1.0
Prepay	7.4	7.6	7.8	7.8	7.8	7.7	7.1	7.2	10.5
Contract (1)	32.7	34.0	34.6	33.0	30.1	29.6	28.3	27.1	(1.4)
Data ARPU (EUR)	10.9	11.4	11.6	11.3	10.6	10.5	10.2	9.8	4.2
% non-SMS over data revenues	58.6%	59.2%	60.2%	59.5%	59.9%	61.0%	62.4%	62.2%	2.6 p.p.
Churn	1.7%	1.6%	1.8%	2.2%	2.0%	1.5%	1.8%	2.1%	(0.1 p.p.	)
Contract (1)	1.0%	0.9%	0.9%	1.0%	0.9%	0.8%	0.9%	1.0%	(0.0 p.p.	)

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	% Chg Local Cur
Voice Traffic (Million minutes)	22,206	45,132	67,677	90,527	22,964	46,389	69,609	93,306	3.1
Data traffic (TB)	30,928	66,406	106,279	151,536	49,648	105,368	170,977	244,957	61.6
ARPU (EUR)	18.8	19.2	19.4	19.4	17.9	17.7	17.3	17.0	(1.1)
Prepay	7.4	7.5	7.6	7.7	7.8	7.7	7.5	7.5	9.7
Contract (1)	32.7	33.3	33.8	33.5	30.1	29.9	29.3	28.8	(3.5)
Data ARPU (EUR)	10.9	11.2	11.3	11.3	10.6	10.6	10.4	10.3	2.3
% non-SMS over data revenues	58.6%	58.9%	59.4%	59.4%	59.9%	60.4%	61.1%	61.4%	2.0 p.p.
Churn	1.7%	1.6%	1.7%	1.8%	2.0%	1.8%	1.8%	1.9%	0.1 p.p.
Contract (1)	1.0%	1.0%	1.0%	1.0%	0.9%	0.9%	0.9%	0.9%	(0.1 p.p.	)

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non-rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

(1)	Excludes M2M.

January - December 2016

05

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

In the fourth quarter of the year Telefónica Brasil consolidated the trend of solid year-on-year growth both in revenues and in OIBDA, which, together with the year-on-year reduction of CapEx in the year, translated into a strong increase in operating cash flow.

These results reflected the selective commercial activity focused on high value customers, the continued generation of synergies after the acquisition of GVT and the strict cost control, which offset inflationary pressure and regulatory impacts (reduction in mobile termination rates of -33.8%, retail fixed-mobile of -20.6%, local fixed of -65.9% and interurban fixed of -21.3%, all since 24 February 2016).

The Company managed 97.2 million accesses, stable year-on-year. Mobile accesses increased by 1% year-on-year, with focus on higher value customers which resulted in a clear increase in the quality of mobile accesses: contract accesses +7%, smartphones +25% (75% penetration, +15 percentage points year-on-year) and LTE accesses +118%.

In mobile contract, quarterly net additions reached 891 thousand accesses (+39.6% year-on-year; 2.3 million in 2016, -14.8% year-on-year), recording the lowest level of churn in the last 2 years and maintaining market leadership with a share of 42.1% at December (practically stable year-on-year). Likewise, this leadership was also maintained in LTE accesses (22.2 million) with a 35.7% share, after expanding coverage to 516 cities (60% population coverage).

Mobile ARPU, leveraged on the higher quality of accesses and the strong expansion of data, increased by 18.4% year-on-year in the fourth quarter (+19.3% in the year) showing growth in both segments thanks to the focus on data and on prepay bundling.

Retail broadband accesses (7.3 million) grew by 3% year-on-year, highlighting the strong increase in accesses with speeds higher than 34 Mbps, which accounted for 15% of accesses (+4 percentage points year-on-year, 37.8% of share). FTTx and cable accesses reached 4.2 million (+10.3% year-on-year; 735 thousand FTTH in Sao Paulo) and premises passed with FTTx at December amounted to 17.3 million (4.7 million with FTTH in Sao Paulo). The greater number of fibre connections and the migration to higher speeds explained the growth in ARPU (+7.7% year-on-year in the quarter).

Pay TV accesses (1.7 million accesses) decreased by 4% vs. December 2015 due to lower commercial activity. However, IPTV accesses increased by 48% year-on-year after recording net additions of 24 thousand accesses in the quarter (82 thousand accesses in the year). This improved quality of accesses drove year-on-year growth of ARPU (+9.3% in October-December; +11.5% in January-December).

Revenues in the fourth quarter totalled 3,058 million euros (11,097 million in 2016) increasing by 1.1% year-on-year (+0.9% in 2016) driven by ARPU growth across all services, which was partially offset by regulatory impacts and lower handset sales (-2.3 percentage points and -0.7 percentage points respectively in year-on-year change for the quarter).

Mobile service revenues (1,774 million euros in October-December) posted a solid growth of 4.0% year-on-year (+3.1% in the year). Stripping out the regulatory impact, mobile service revenues would have grown by 6.3% in the quarter (+5.3% in 2016). Data revenues maintained a strong year-on-year growth (+25.5% in the fourth quarter; +24.7% in 2016) and accounted for 57% of mobile service revenues (+8 percentage points year on year). Non-SMS data revenues increased by 34.3% year-on-year in the quarter (+33.0% in the year).

January - December 2016

Handset revenues decreased by 20.7% year-on-year in October-December (-20.0% in 2016) due to lower commercial activity with handset which is partially offset by a lower subsidy per unit.

Fixed business revenues in the fourth quarter (1,205 million euros) decreased by 1.2% year-on-year (-0.2% in the year). Nevertheless, broadband and pay TV revenues showed a solid growth which offset the aforementioned regulatory impacts (+1.2% excluding this effect; +2.3% in 2016).

Thus, broadband and new services revenues (473 million euros) increased by 6.5% vs. the fourth quarter of 2015 (+6.5% year-on-year in 2016) on the back of fibre revenues (+18.8% year-on-year in the quarter, +21.4% in 2016) and of pay TV (+4.6% year-on-year in the quarter; +11.8% in the year).

Operating expenses totalled 2,029 million euros in the fourth quarter (7,498 million in 2016) decreasing by 1.6% year-on-year (-1.9% in the year) as a result of the generation of synergies, the reduction of commercial expenses and the positive impact of regulation. All these positive impacts offset the negative impacts associated with inflation.

Supplies (600 million euros) decreased by 14.0% vs. the fourth quarter of 2015 (-10.9% in the year) positively affected by lower termination costs (arising from regulatory changes), by lower consumption of handsets and lower content costs. Acceleration in the year-on-year decline vs. prior quarters was due to the renegotiation of the content contract, which began to have a positive impact in the fourth quarter.

Personnel expenses (326 million euros) increased by 3.8% year-on-year in the quarter (+3.1% in 2016), growing below inflation despite the insourcing process of key activities. The year-on-year change excluded the effect of the headcount restructuring plan (40 million euros recorded in 2016, 14 million of which corresponded to the fourth quarter and 7 million in 2015, 2 million euros of which corresponded to the fourth quarter).

Other operating expenses (1,103 million euros) increased by 5.0% vs. the fourth quarter of 2015 (+2.5% in 2016) as a result of higher expenses associated network expansion.

OIBDA in the fourth quarter reached 1,085 million euros (3,714 million in the year) and decreased by 0.9% year-on-year due to the positive impact of the expiration of a payable account for 98 million euros in the fourth quarter of 2015; excluding this impact, OIBDA would have grown by 8.9% (+8.1% in the year).

Thus, OIBDA margin expanded to 35.5% in the quarter (-0.7 percentage points year-on-year, +2.6 percentage points excluding the aforementioned impact) and 33.5% in the year (+1.4 percentage points year-on-year, +2.2 percentage points excluding the impact mentioned above).

The Company closed 2016 having generated synergies of 247 million euros, 95 million euros of which positively impacted revenues from cross-selling and 152 million euros in expenses from renegotiations with suppliers and from lower commercial and personnel expenses.

CapEx totalled 2,138 million in 2016 (representing 19% of revenues, excluding 48 million euros for the acquisition of spectrum in the third quarter), mainly devoted to the expansion of the 4G network and the IP backbone, to the increase in the capacity of the 3G network and to the development and improvement of fixed networks (more selective expansion of pay TV). CapEx decreased by 2.9% year-on-year vs. the previous year, thanks to the optimisation and efficiency of synergies already achieved (124 million euros in the year).

Thus, operating cash flow (OIBDA-CapEx) totalled 1,576 million euros in 2016, +17.8% year-on-year (+26.2% excluding the non-recurrent impact of the fourth quarter of 2015).

January - December 2016

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	11,097	11,060	0.3	0.9	3,058	2,587	18.2	1.1
Mobile Business	6,669	6,905	(3.4)	1.7	1,853	1,526	21.4	2.7
Mobile service revenues	6,357	6,495	(2.1)	3.1	1,774	1,444	22.8	4.0
Data revenues	3,381	2,853	18.5	24.7	1,016	705	44.2	25.5
Handset revenues	312	410	(23.9)	(20.0)	79	82	(3.7)	(20.7)
Fixed Business	4,428	4,154	6.6	(0.2)	1,205	1,060	13.6	(1.2)
FBB and new services (1)	1,695	1,502	12.9	6.5	473	386	22.5	6.5
Pay TV	504	391	29.1	11.8	137	116	18.3	4.6
Voice & access revenues	2,229	2,262	(1.5)	(6.9)	595	559	6.4	(7.7)
Internal exp. capitalized in fixed assets	114	91	25.0	4.8	32	23	43.1	7.1
Operating expenses	(7,498)	(7,655)	(2.0)	(1.9)	(2,029)	(1,741)	16.5	(1.6)
Supplies	(2,249)	(2,568)	(12.4)	(10.9)	(600)	(593)	1.1	(14.0)
Personnel expenses	(1,167)	(1,042)	11.9	3.1	(326)	(262)	24.2	3.8
Other operating expenses	(4,082)	(4,044)	0.9	2.5	(1,103)	(885)	24.6	5.0
Other net income (expense)	1	75	(98.2)	(97.0)	23	108	(78.4)	(75.6)
Gain (loss) on sale of fixed assets	(1)	5	c.s.	(84.8)	(2)	10	c.s.	c.s.
Impairment of goodwill and other assets	1	(3)	c.s.	c.s.	3	(3)	c.s.	c.s.
Operating income before D&A (OIBDA)	3,714	3,573	3.9	5.3	1,085	983	10.3	(0.9)
OIBDA Margin	33.5%	32.3%	1.2 p.p.	1.4 p.p.	35.5%	38.0%	(2.5 p.p. )	(0.7 p.p. )
CapEx	2,138	2,105	1.6	(2.9)	769	604	27.2	14.6
Spectrum	48	—	—	—	1	—	—	—
OpCF (OIBDA-CapEx)	1,576	1,468	7.3	17.8	316	379	(16.6)	(25.6)

Notes:

•	The Consolidated Income Statement of Telefónica Brasil includes GVT since 1 May 2015.

•	OIBDA before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

January - December 2016

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	97,339.9	106,528.1	103,432.6	96,899.3	97,283.7	97,121.4	97,276.6	97,204.2	0.3
Fixed telephony accesses (1)	10,609.4	14,869.6	14,876.8	14,654.5	14,945.4	14,742.1	14,629.9	14,338.4	(2.2)
Internet and data accesses	4,066.5	7,224.0	7,319.5	7,195.5	7,294.2	7,321.8	7,397.5	7,383.2	2.6
Broadband	3,926.5	7,092.4	7,191.5	7,129.5	7,229.2	7,263.5	7,325.3	7,311.0	2.5
FTTx/Cable	428.5	3,640.8	3,788.6	3,779.9	3,913.5	3,983.6	4,090.1	4,171.0	10.3
Mobile accesses	81,873.2	82,648.6	79,407.1	73,261.3	73,257.4	73,296.1	73,486.9	73,769.8	0.7
Prepay	52,972.3	53,068.7	48,978.8	42,194.4	42,011.5	41,669.4	40,995.6	40,387.2	(4.3)
Contract	28,900.8	29,580.0	30,428.3	31,066.9	31,245.8	31,626.7	32,491.3	33,382.6	7.5
M2M	3,687.5	3,935.2	4,105.7	4,234.7	4,390.0	4,590.3	4,770.4	5,005.1	18.2
Pay TV	790.9	1,785.9	1,829.2	1,787.9	1,786.7	1,761.4	1,762.2	1,712.7	(4.2)
Wholesale Accesses	25.4	23.6	22.9	22.3	21.0	20.7	18.7	17.9	(19.5)

Total Accesses T. Brasil	97,365.2	106,551.7	103,455.5	96,921.5	97,304.7	97,142.1	97,295.4	97,222.2	0.3

Terra Accesses	269.0	172.1	159.9	150.3	141.5	133.8	125.4	118.2	(21.3)

•	GVT accesses are consolidated from 1 May 2015.

(1)	Includes fixed wireless and VoIP accesses.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	64.7%	64.2%	61.7%	57.6%	57.3%	56.9%	55.8%	54.7%	(2.8 p.p.	)
Contract percentage (%)	35.3%	35.8%	38.3%	42.4%	42.7%	43.1%	44.2%	45.3%	2.8 p.p.
Smartphones (‘000)	30,216.9	32,732.7	39,117.1	39,911.7	40,327.0	39,670.8	49,573.1	50,008.2	25.3
Prepay	18,710.6	19,372.1	22,945.3	22,376.4	22,977.1	22,689.1	29,317.2	26,273.4	17.4
Contract	11,506.3	13,360.6	16,171.8	17,535.4	17,349.9	16,981.7	20,255.9	23,734.8	35.4
Smartphone penetration (%)	40.3%	43.3%	54.2%	60.4%	61.0%	60.0%	74.8%	75.2%	14.8 p.p.
Prepay	35.5%	36.7%	47.1%	53.4%	55.1%	54.9%	72.2%	65.7%	12.3 p.p.
Contract	51.8%	58.8%	68.9%	72.7%	71.1%	68.4%	78.8%	89.5%	16.8 p.p.
LTE (‘000)	3,943.1	5,691.1	7,542.2	10,214.7	12,498.3	15,115.2	18,295.7	22,240.9	117.7
LTE penetration (%)	5.0%	7.2%	10.0%	14.8%	18.1%	22.0%	26.6%	32.3%	17.5 p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2015				2016
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice traffic (Million minutes)	93,747	95,738	97,299	92,647	93,579	93,225	95,386	90,884	(1.9)
Fixed voice traffic	25,155	25,894	25,137	23,965	23,680	22,850	21,908	20,383	(14.9)
Mobile voice traffic	68,592	69,843	72,162	68,682	69,899	70,375	73,479	70,502	2.6
Data traffic (TB)	1,395,331	1,583,612	1,763,495	2,065,902	2,564,860	2,815,305	2,916,541	3,247,317	57.2
Fixed data traffic	1,330,287	1,514,813	1,695,219	1,995,403	2,485,715	2,729,649	2,815,740	3,133,379	57.0
Mobile data traffic	65,043	68,799	68,276	70,500	79,146	85,657	100,800	113,938	61.6
Mobile ARPU (EUR)	7.2	6.5	5.7	5.7	6.1	6.6	7.2	7.4	18.4
Prepay	3.8	3.3	2.8	2.9	3.2	3.4	3.7	3.6	13.2
Contract (1)	15.3	14.2	12.3	11.6	11.5	12.6	14.7	13.1	3.2
Data ARPU (EUR)	3.0	3.0	2.8	3.0	3.0	3.6	3.8	4.0	23.5
% non-SMS over data revenues	81.6%	82.5%	83.0%	84.5%	85.8%	87.1%	88.4%	90.2%	5.9 p.p.
Fixed telephony ARPU (EUR)	15.0	14.5	13.2	12.0	11.3	12.1	12.9	12.4	(5.2)
Pay TV ARPU (EUR)	22.3	23.5	22.0	21.1	20.6	22.6	25.3	24.3	9.3
Broadband ARPU (EUR)	12.5	12.3	11.0	10.6	10.3	11.2	12.4	12.1	7.7
Mobile churn	2.9%	3.2%	4.7%	6.1%	3.3%	3.1%	3.4%	3.5%	(2.6 p.p. )
Contract (1)	1.8%	1.9%	1.9%	1.8%	1.8%	1.9%	1.8%	1.7%	(0.0 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice traffic (Million minutes)	93,747	189,485	286,783	379,430	93,579	186,804	282,190	373,074	(1.7)
Fixed voice traffic	25,155	51,050	76,186	100,151	23,680	46,530	68,437	88,820	(11.3)
Mobile voice traffic	68,592	138,435	210,597	279,279	69,899	140,274	213,753	284,254	1.8
Data traffic (TB)	1,395,331	2,978,942	4,742,437	6,808,340	2,564,860	5,380,166	8,296,707	11,544,023	69.6
Fixed data traffic	1,330,287	2,845,100	4,540,319	6,535,722	2,485,715	5,215,363	8,031,104	11,164,483	70.8
Mobile data traffic	65,043	133,842	202,118	272,618	79,146	164,803	265,603	379,541	39.2
Mobile ARPU (EUR)	7.2	6.9	6.5	6.3	6.1	6.4	6.8	7.1	19.3
Prepay	3.8	3.5	3.3	3.2	3.2	3.3	3.5	3.4	11.2
Contract (1)	15.3	14.7	13.9	13.3	11.5	12.1	12.9	12.9	2.4
Data ARPU (EUR)	3.0	3.0	2.9	2.9	3.0	3.3	3.2	3.5	25.3
% non-SMS over data revenues	81.6%	82.1%	82.4%	82.9%	85.8%	86.5%	87.7%	88.4%	5.5 p.p.
Fixed telephony ARPU (EUR)	15.0	14.7	14.1	13.5	11.3	11.7	12.2	12.3	(4.4)
Pay TV ARPU (EUR)	22.3	23.1	22.6	22.1	20.6	21.6	23.0	23.8	11.5
Broadband ARPU (EUR)	12.5	12.4	11.8	11.4	10.3	10.8	11.3	11.7	7.6
Churn	2.9%	3.0%	3.6%	4.2%	3.3%	3.2%	3.3%	3.4%	(0.8 p.p. )
Contract (1)	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%	(0.0 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

January - December 2016

06

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

In the fourth quarter of 2016, Telefónica Hispanoamérica posted solid operating and financial results, with double-digit year-on-year growth both in revenues and OIBDA. These results reflected the focus on value customers, services bundling and continued network improvement.

Total accesses increased to 135.9 million at December 2016 (+1% year on year).

Mobile accesses (+2% year-on-year) increased their quality through the growth of contract (+3%), smartphones (+15%) and LTE accesses (+86%). Net additions in the quarter amounted to 885 thousand accesses (2.0 million in 2016) and were positive both in prepay and contract despite the strong competitive intensity (net contract additions represented 43% of total net additions for the year). The improvement in the quality of the base was reflected in the increase of average revenue per access (ARPU grew by 6.9% year-on-year; +2.8% in the year).

In the fixed business 43% of traditional fixed accesses were already bundled (+6 percentage points year-on-year). Meanwhile, net additions for the quarter were affected by the disconnection of accesses in Colombia which were not generating traffic and therefore had no impact on revenues.

Retail broadband accesses (5.6 million) decreased by 1% year-on-year, although acceleration continued in the growth of accesses with speeds higher than 4 Mb, which increased 15% year-on-year and already represented 62% of accesses (+9 percentage points year-on-year). Likewise, FTTx and cable connected accesses reached 1.1 million after accelerating the increase in coverage to 4.8 million premises passed.

Pay TV accesses (2.9 million, +4% year-on-year) showed solid growth across all countries, despite negative net additions in the quarter (-4 thousand accesses, +107 thousand accesses in 2016) affected by the disconnections in Colombia mentioned above.

Revenues in the fourth quarter amounted to 3,435 million euros (12,579 million euros in the year) and accelerated year-on-year growth to 10.9% (+7.5% in the year) due to the improvement in both the fixed and the mobile business. Stripping out the impact of regulation, revenues would have increased by 11.8% year-on-year (+8.6% in the year).

Mobile service revenue growth accelerated robustly to 12.0% (+7.0% in the full year 2016), driven by strong commercial activity. Data revenue continued to be the main growth driver (+21.3% year-on-year in the quarter; +19.6% in the year) due to non-SMS data revenues (+30.1%; +31.6% in the year).

Handset revenues returned to growth this quarter (+22.7%; -0.7% in the year) as a result of the acceleration in Argentina (higher handset sales and with a greater mix of high-end ranges), Chile (commercial success following the launch of “Movistar One” plans) and Mexico (strong level of subsidies in the fourth quarter of 2015).

Fixed business revenues continued to show solid year-on-year growth (+10.9% year-on-year in the quarter and +12.2% in the year) underpinned by higher pay TV accesses and the improvement in ARPU both in broadband and pay TV.

Operating expenses amounted to 2,504 million euros in the quarter (9,134 million in the year), after growing 7.9% year-on-year primarily due to the impact of inflation in some countries mainly on personnel expenses and outsourced services. In the fourth quarter growth accelerated vs. the prior quarter (+4.1% year-on-year in the third quarter) due to higher commercial expenses recorded in Peru, Colombia and Chile and due to the effect of inflation in Venezuela.

January - December 2016

Supplies (991 million euros in the quarter) increased by 3.5% (+4.4% in year) due to greater handset consumption and increased termination expenses in Mexico and Peru. Thus, in the quarter the year-on-year trend changed (-2.0% in the third quarter) mainly due to higher handset consumption in Peru and Chile.

Personnel expenses (482 million euros in the quarter) increased by 21.7% year-on-year (+22.8% in the year) affected by high inflation in Argentina and Venezuela. This change excludes the impact from restructuring expenses which, in 2016, amounted to 84 million in the year, 81 million of which were recorded in the fourth quarter (mainly 37 million euros in Argentina, 20 million euros in Peru, 11 in Mexico and 9 in Chile) and which in 2015, amounted to 38 million euros in the year, 29 million of which were recorded in the fourth quarter.

Other operating expenses (1,032 million euros) grew by 6.9% year-on-year in the quarter (+7.7% in the year).

In addition to the restructuring costs, in the fourth quarter were recorded: -215 million euros of the impairment of goodwill in Venezuela (-124) and Mexico (-91) (without any impact in the countries) and +15 million euros from the capital gain from the sale of Telefé associated with the stake held by Telefónica Argentina.

Thus, OIBDA growth once again accelerated in the quarter to 11.5% (+3.9% in the year) and reached 805 million euros (3,477 million euros in the year). OIBDA margin stood at 23.4% in the quarter, impacted by restructuring costs (+0.2 percentage points year-on-year) and at 27.6% in the year (-1.0 percentage points year-on-year).

Excluding the abovementioned factors (restructuring expenses, impairments of goodwill and capital gain), OIBDA would have reached 1,089 million euros in the quarter (3,761 million in the year).

In the year, CapEx totalled 2,613 million euros and grew 6.5% year-on-year and was devoted to the deployment and improvement both of mobile and fixed networks. The year-on-year growth excluded 284 million euros of spectrum acquisition in Peru in the third quarter of 2016 and 338 million euros in 2015 due to the acquisition spectrum in Argentina, Chile, Mexico and Ecuador.

Thus, operating cash flow (OIBDA-CapEx) remained practically stable year-on-year (-0.3%).

January - December 2016

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - December		% Chg		October - December		% Chg
	2016	2015	Reported	Organic	2016	2015	Reported	Organic
Revenues	12,579	14,387	(12.6)	7.5	3,435	3,622	(5.2)	10.9
Mobile Business	8,882	10,347	(14.2)	6.3	2,462	2,614	(5.8)	13.4
Mobile service revenues	7,918	9,161	(13.6)	7.0	2,156	2,309	(6.6)	12.0
Data revenues (1)	3,511	3,688	(4.8)	19.6	952	955	(0.2)	21.3
Handset revenues	953	1,188	(19.8)	(0.7)	304	306	(0.6)	22.7
Fixed Business	3,732	4,070	(8.3)	12.2	983	1,015	(3.2)	10.9
FBB and new services revenues (2)	2,003	2,064	(2.9)	21.6	535	521	2.7	20.4
Pay TV revenues	598	569	5.0	10.9	157	147	6.5	4.5
Voice & access revenues	1,131	1,436	(21.3)	(0.7)	290	346	(16.2)	(0.7)
Internal exp. capitalized in fixed assets	126	125	1.1	18.2	42	39	6.2	24.2
Operating expenses	(9,134)	(10,329)	(11.6)	8.8	(2,504)	(2,652)	(5.6)	7.9
Supplies	(3,704)	(4,176)	(11.3)	4.4	(991)	(1,060)	(6.5)	3.5
Personnel expenses	(1,584)	(1,686)	(6.1)	22.8	(482)	(445)	8.2	21.7
Other operating expenses	(3,847)	(4,466)	(13.9)	7.7	(1,032)	(1,147)	(10.0)	6.9
Other net income (expense)	103	72	43.8	63.8	28	23	22.7	45.6
Gain (loss) on sale of fixed assets	18	101	(82.3)	(93.5)	20	93	(78.3)	(90.3)
Impairment of goodwill and other assets (3)	(215)	—	—	—	(215)	—	—	—
Operating income before D&A (OIBDA)	3,477	4,356	(20.2)	3.9	805	1,124	(28.4)	11.5
OIBDA Margin	27.6%	30.3%	(2.6 p.p. )	(1.0 p.p. )	23.4%	31.0%	(7.6 p.p. )	0.2 p.p.
CapEx	2,613	3,060	(14.6)	6.5	815	857	(4.9)	8.1
Spectrum	284	338	(16.0)	(11.2)	2	(4)	c.s.	(23.3)
OpCF (OIBDA-CapEx)	864	1,296	(33.3)	(0.3)	(10)	267	c.s.	22.0

Notes:

•

After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-December 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (674 Venezuelan bolivars fuertes per dollar).

•	OIBDA before management and brand fees.

•	2015 and 2016 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.
(2)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(3)	Includes goodwill impairments of 91 million euros in Mexico and 124 million euros in Venezuela in October-December 2016.

ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	132,461.8	132,247.2	132,672.7	134,612.4	134,274.3	134,422.4	135,343.0	135,850.3	0.9
Fixed telephony accesses (1)	13,266.5	13,158.7	13,035.3	12,829.8	12,497.9	12,400.6	12,229.2	11,938.6	(6.9)
Internet and data accesses	5,516.0	5,573.4	5,644.5	5,667.8	5,706.8	5,772.1	5,791.0	5,707.9	0.7
Broadband	5,452.7	5,514.1	5,586.1	5,610.4	5,624.8	5,642.2	5,645.8	5,570.7	(0.7)
FTTx/Cable	413.2	501.6	619.2	751.1	835.4	923.8	946.2	1,109.1	47.7
Mobile accesses	111,143.1	110,866.4	111,251.2	113,302.7	113,218.7	113,344.0	114,399.7	115,284.5	1.7
Prepay	87,454.6	87,077.4	87,013.2	88,332.8	87,934.3	87,810.5	88,799.5	89,461.2	1.3
Contract (2)	23,688.6	23,789.1	24,238.1	24,969.8	25,284.4	25,533.6	25,600.2	25,823.3	3.4
M2M	2,125.9	2,144.8	2,214.3	2,296.9	2,315.1	2,354.3	2,532.4	2,561.3	11.5
Pay TV	2,536.2	2,648.6	2,741.7	2,812.2	2,850.9	2,905.6	2,923.1	2,919.2	3.8
Wholesale Accesses	31.4	31.4	31.0	30.9	28.2	27.5	81.8	66.5	115.6

Total Accesses T. Hispanoamerica	132,493.2	132,278.6	132,703.7	134,643.3	134,302.5	134,449.9	135,424.8	135,916.8	0.9

(1)	Includes fixed wireless and VoIP accesses.

(2) Since the third quarter 2016, 55 thousand wholesale accesses have been reclassified from Mobile contract to Wholesale accesses.

MOBILE ACCESSES

Unaudited figures (thousands)

	2015				2016
	March	June	September	December	March	June	September	December	% Chg
Prepay percentage (%)	78.7%	78.5%	78.2%	78.0%	77.7%	77.5%	77.6%	77.6%	(0.4 p.p.	)
Contract percentage (%)	21.3%	21.5%	21.8%	22.0%	22.3%	22.5%	22.4%	22.4%	0.4 p.p.
Smartphones (‘000)	31,048.7	35,420.7	37,486.0	40,229.5	41,448.0	43,082.8	45,031.3	46,134.0	14.7
Prepay	18,205.6	21,877.1	23,118.9	25,508.0	25,759.1	26,578.2	27,819.5	28,157.0	10.4
Contract	12,843.1	13,543.6	14,367.1	14,721.5	15,689.0	16,504.5	17,211.8	17,977.0	22.1
Smartphone penetration (%)	28.9%	33.0%	34.8%	36.7%	37.8%	39.3%	40.7%	41.3%	4.7 p.p.
Prepay	21.0%	25.3%	26.8%	29.1%	29.5%	30.5%	31.5%	31.7%	2.6 p.p.
Contract	61.9%	64.9%	67.5%	67.0%	70.3%	73.3%	76.7%	79.4%	12.4 p.p.
LTE (‘000)	2,811.4	4,233.6	6,037.5	8,321.9	9,859.6	11,023.3	12,998.2	15,493.4	86.2
LTE penetration (%)	2.6%	3.9%	5.5%	7.5%	8.9%	9.9%	11.9%	13.8%	6.3 p.p.

January - December 2016

Telefónica Argentina

(year-on-year changes in organic terms)

Telefónica Argentina´s fourth quarter results showed strong acceleration both in year-on-year growth of revenues and OIBDA (+31.6% and +96.4% year-on-year respectively), closing out the year increasing operating cash flow (OIBDA - CapEx) by 46.7% year-on-year. These positive results are leveraged on an increase in consumption levels, on the progressive update in tariffs, on more comparable commercial expenses and on the continuous implementation of efficiencies .

The macroeconomic environment continued to reflect the progressive containment of inflation levels, which moderated year-on-year growth to 4.4% in the quarter (39.0% for the year 2016).

Accesses stood at 27.1 million and increased by 1% vs. December 2015. Mobile accesses grew by 2% to 20.8 million, highlighting the increase in the quality of the base, with contract accesses increasing by 3% (up to 7.2 million), LTE accesses by 122% (coverage reached 75% of the population) and smartphones by 24% year-on-year (penetration of 45%).

In contract, net additions in the fourth quarter increased to 100 thousand accesses (231 thousand in the year 2016) highlighting the positive impact of retention measures, which enabled churn to be maintained at benchmark levels (1.3% in the quarter; 1.1% 2016). Therefore, the strong growth in consumption, mainly of data traffic, and the progressive update in tariffs carried out since the middle of this year, drove ARPU growth to 28.7% year-on-year in the quarter (+16.0% in 2016).

In prepay, accesses with frequent top-ups increased by 9% year-on-year, following quarterly net additions of 115 thousand accesses (302 thousand accesses in the year 2016). ARPU increased by 30.2% year-on-year in the quarter leveraged on the success of the “Multiplícate” campaigns, with the minimum top-up increased in the quarter and including new multiplier factors, which helped to stimulate consumption.

Retail broadband accesses totalled 1.9 million (-2% vs. December 2015). Migration towards higher speeds continued, as 37% of customers (+4 percentage points year-on-year) had speeds higher than 4 Mb.

Revenues in the quarter totalled 852 million euros (3,000 million euros in the year 2016) accelerating year-on-year growth to 31.6% (+22.3% in 2016) with positive performance both in the mobile business and the fixed business.

Thus, mobile service revenues stood at 466 million euros in the fourth quarter and grew by 30.1% year-on-year (+18.4% in the year 2016) thanks to higher consumption levels, updated tariffs and accesses growth. Data revenues grew by 45.0% year-on-year in the quarter (+27.2% in the year) as a result of higher data traffic (more than 2 times year-on-year in the quarter). Thus, data revenues accounted for 50% of service revenues (+5 percentage points year-on-year).

Handset revenues showed strong year-on-year expansion in the quarter (+33.6%; +10.8% in 2016), as a result of greater commercial activity and higher sales of high-end handsets.

Fixed business revenues totalled 300 million euros in the fourth quarter, also accelerating year-on-year growth to 33.3% (+31.4% in 2016) leveraged on the updated tariffs and the better quality of the base.

Operating expenses in the fourth quarter stood at 616 million euros and increased by 15.0% vs. the same period of the previous year due to the impact of inflation mainly on personnel expenses. However, there was a strong slowdown compared with the first half of the year (+27.6% in the first six months of 2016) as a result of the reduction in the inflation levels and more comparable commercial expenses year-on-year in the second half of the year. This change excluded the impact of restructuring expenses, which stood at 37 million in 2016 (booked in the fourth quarter).

January - December 2016

OIBDA totalled 272 million euros in the quarter and accelerated its year-on-year growth substantially to 96.4% (+30.1% in 2016) as a result of the aforementioned strong acceleration in the growth of revenues and the slowdown in the increase of expenses. OIBDA margin increased by 11.5 percentage points to 34.1% (+27.0% in the year 2016, +1.7 percentage points year-on-year).

CapEx totalled 577 million euros in 2016 (+24.2% year-on-year) aimed mainly at developing the 4G network and improving the fixed network.

Operating Cash Flow (OIBDA-CapEx) in 2016 totalled 220 million euros (+46.7% year-on-year).

TELEFÓNICA ARGENTINA SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	3,000	3,915	(23.4)	22.3	852	983	(13.4)	31.6
Mobile Business	1,867	2,539	(26.5)	17.4	552	641	(13.9)	30.6
Mobile service revenues	1,628	2,194	(25.8)	18.4	466	543	(14.2)	30.1
Data revenues	797	1,000	(20.3)	27.2	235	246	(4.3)	45.0
Handset revenues	239	345	(30.6)	10.8	85	98	(12.5)	33.6
Fixed Business	1,133	1,376	(17.7)	31.4	300	342	(12.3)	33.3
FBB and new services (1)	714	787	(9.3)	44.7	187	203	(7.8)	40.6
Voice & access revenues	419	589	(28.9)	13.5	113	139	(18.8)	22.8
OIBDA	797	1,006	(20.7)	26.6	272	224	21.5	81.8
OIBDA margin (2)	27.0%	25.4%	1.7 p.p.		34.1%	22.6%	11.5 p.p.
CapEx	577	938	(38.5)	(1.8)	130	199	(34.7)	(1.7)
Spectrum	—	196	—	—	—	(5)	—	—
OpCF (OIBDA-CapEx)	220	68	n.m.	n.m.	142	25	n.m.	n.m.

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)	Margin over revenues includes fixed to mobile interconnection.

January - December 2016

ACCESSES	2015				2016
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	26,318.5	26,236.0	26,375.5	26,910.7	26,430.8	26,242.8	26,755.4	27,096.0	0.7
Fixed telephony accesses (1)	4,693.2	4,669.3	4,662.2	4,635.2	4,599.7	4,550.5	4,503.3	4,447.7	(4.0)
Fixed wireless	285.9	286.4	295.1	288.0	276.0	256.2	243.5	237.2	(17.6)
Internet and data accesses	1,880.7	1,877.8	1,883.9	1,886.3	1,911.8	1,910.9	1,907.7	1,882.9	(0.2)
Broadband	1,871.8	1,869.9	1,877.5	1,881.2	1,880.6	1,878.5	1,875.6	1,851.5	(1.6)
Mobile accesses	19,744.6	19,688.9	19,829.4	20,389.2	19,919.2	19,781.5	20,344.4	20,765.4	1.8
Prepay	12,778.0	12,859.0	12,985.6	13,434.6	12,989.8	12,851.6	13,258.6	13,579.8	1.1
Contract	6,966.5	6,829.9	6,843.8	6,954.6	6,929.4	6,929.9	7,085.8	7,185.6	3.3
M2M	455.4	446.9	450.5	448.8	439.2	428.3	501.3	521.3	16.1
Wholesale Accesses	23.3	23.5	23.0	23.1	22.4	21.8	21.3	21.1	(8.7)

Total Accesses	26,341.7	26,259.5	26,398.6	26,933.8	26,453.2	26,264.7	26,776.7	27,117.1	0.7

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA	2015				2016
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice traffic (Million minutes)	21,707	22,167	21,969	20,605	19,914	20,223	19,904	20,718	0.5
Fixed voice traffic	11,857	12,442	12,380	10,991	11,098	10,977	10,546	11,257	2.4
Mobile voice traffic	9,851	9,725	9,590	9,614	8,816	9,246	9,358	9,461	(1.6)
Data traffic (TB)	153,855	163,384	192,687	215,560	227,404	273,847	309,730	327,476	51.9
Fixed data traffic (1)	143,786	151,893	178,151	196,525	203,887	245,424	274,333	287,966	46.5
Mobile data traffic	10,069	11,491	14,536	19,035	23,517	28,423	35,397	39,509	107.6
Mobile ARPU (EUR)	9.1	9.9	9.9	9.0	6.5	6.6	7.2	8.1	28.7
Prepay	2.7	2.9	2.9	2.7	1.9	2.0	2.1	2.2	30.2
Contract (2)	22.3	24.0	24.5	22.6	16.2	16.2	17.4	17.8	27.2
Data ARPU (EUR)	3.4	4.3	4.5	4.0	2.9	3.0	3.3	3.6	47.3
% non-SMS over data revenues	56.2%	78.1%	76.1%	79.2%	82.2%	90.4%	99.2%	95.4%	16.1 p.p.
Fixed telephony ARPU (EUR)	9.9	9.8	10.4	9.1	6.6	7.5	10.0	9.4	53.5
Broadband ARPU (EUR)	21.3	21.9	22.5	21.6	17.6	18.5	18.7	19.6	35.2
Churn	3.1%	2.9%	2.7%	1.9%	3.3%	3.1%	2.7%	2.7%	0.8 p.p.
Contract (2)	1.1%	1.5%	1.7%	1.3%	1.2%	1.4%	0.8%	1.3%	0.0 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice traffic (Million minutes)	21,707	43,874	65,844	86,449	19,914	40,137	60,041	80,759	(6.6)
Fixed voice traffic	11,857	24,299	36,678	47,669	11,098	22,075	32,621	43,878	(8.0)
Mobile voice traffic	9,851	19,576	29,166	38,780	8,816	18,062	27,420	36,881	(4.9)
Data traffic (TB)	153,855	317,239	509,926	725,486	227,404	501,251	810,981	1,138,457	56.9
Fixed data traffic (1)	143,786	295,679	473,830	670,355	203,887	449,311	723,644	1,011,610	50.9
Mobile data traffic	10,069	21,560	36,096	55,131	23,517	51,940	87,337	126,846	130.1
Mobile ARPU (EUR)	9.1	9.5	9.6	9.5	6.5	6.6	6.6	7.1	16.0
Prepay	2.7	2.8	2.9	2.8	1.9	2.0	1.9	1.9	15.8
Contract (2)	22.3	23.1	23.6	23.3	16.2	16.2	16.1	15.7	17.0
Data ARPU (EUR)	3.4	4.1	4.2	4.2	2.9	2.9	2.9	3.0	28.4
% non-SMS over data revenues	56.2%	68.8%	71.4%	73.5%	82.2%	86.4%	91.2%	92.3%	18.9 p.p.
Fixed telephony ARPU (EUR)	9.9	9.8	10.0	9.8	6.6	7.1	9.2	8.5	37.9
Broadband ARPU (EUR)	21.3	21.6	21.9	21.8	17.6	18.1	22.0	18.4	34.6
Churn	3.1%	3.0%	2.9%	2.6%	3.3%	3.2%	3.1%	3.0%	0.4 p.p.
Contract (2)	1.1%	1.3%	1.4%	1.4%	1.2%	1.3%	1.1%	1.1%	(0.3 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Includes solely traffic related with FBB accesses, not Business customers.
(2)	Excludes M2M.

January - December 2016

Telefónica Chile

(year-on-year changes in organic terms)

Telefónica Chile closed 2016 maintaining its leadership position, particularly in the high-value segments, in an environment characterised by an intense level of competition. Thus, the quality of the customer base continued to increase; in the mobile business through the accelerated deployment of LTE, with a population coverage of 79% at the end of the year (+3 percentage points year-on-year) and, in the fixed business, with the growing migration of accesses to higher-speed plans and service-bundling.

Additionally, it is worth noting that the year’s results were affected by the reduction in mobile termination rates (-19% from last 25 January) and fixed network termination rates (-9% from 7 May 2016).

Accesses totalled 12.3 million and decreased by 7% year-on-year due to the decrease in prepay mobile accesses (-15%) associated with strong competition. Nevertheless, the positive adoption of the new portfolio of plans launched in July 2016, stabilised the customer base with frequent top-ups (+3 percentage points sequentially).

On the other hand, it is worth highlighting the growth in mobile contract accesses (+7% year-on-year), after recording quarterly net additions of 9 thousand accesses (218 thousand in the year), which reflected the positive performance of the “Movistar One” plans and in turn was reflected in the growth of contract ARPU (+1.1% vs. the fourth quarter of 2015). Moreover, the positive quarterly contract portability balance was maintained (+7 thousand accesses; +49 thousand in 2016).

Smartphones stood at 2.9 million (+1% year-on-year) and reached a penetration of 34% (+3 percentage points year-on-year). This resulted in a significant increase in mobile data traffic (+54% year-on-year in the quarter; +61% in the year).

Retail broadband accesses totalled 1.1 million (-1% year-on-year) and posted net losses of 6 thousand accesses in October-December (-11 thousand accesses in January-December) due to lower commercial activity, although churn improved by 0.2 percentage points year-on-year in the quarter thanks to lock-in measures and focus on loyalty. Thus, 53% of the broadband base is now at speeds of between 10Mb and 50Mb (+18 percentage points year-on-year) boosting quarterly ARPU, which increased by 4.2% year-on-year. It is also worth highlighting the growth of high-speed broadband accesses (324 thousand FTTx accesses; +26% year-on-year).

Pay TV accesses grew by 2% year-on-year to 660 thousand leveraged on a differential offering characterised by service-bundling, platform quality and the broadcast of high-definition channels. Quarterly net additions were practically nil (+16 thousand accesses in the year).

Revenues amounted to 591 million euros in the fourth quarter and accelerated their growth to 3.8% year-on-year (2,163 million euros in 2016; +0.6%), driven by higher mobile revenues and the sustained growth of fixed revenues. Additionally, excluding the effect of regulation, revenues would have grown by 4.6% year-on-year in October-December (+1.5% in January-December).

Mobile service revenues reached 297 million euros in the fourth quarter and reverted the negative trend of the last 3 quarters (+0.5% year-on-year in the quarter; -3.2% in the year), driven by the increase in contract ARPU and by the progressive stabilisation of prepay revenues. The impact of the reduction of termination rates reduced year-on-year growth in the quarter by 1.7 percentage points (-1.6 percentage points in the year). It is worth noting that in yet another quarter there was a solid increase in data revenues (+21.9% year-on-year in October-December; +27.2% in January-December), accounting for 47% of mobile service revenues (+11 percentage points year-on-year).

January - December 2016

Handset revenues accelerated their growth to 69.7% year-on-year (+20.7% in 2016) as a result of higher commercial activity and greater gross additions with handset, associated with the launch of “Movistar One” plans in contract, as well as the higher volume of prepay sales.

Fixed business revenues stood at 251 million euros in the quarter (+0.9% year-on-year; +3.0% in the year), driven by fixed broadband and new services revenues (+13.3% year-on-year in the quarter; +11.7% in the year) which accounted for 47% of fixed revenues (+4 percentage points year-on-year).

Operating expenses totalled 411 million euros in October-December and increased by 4.8% year-on-year (+1.0% in January-December) due to a higher commercial expense associated with greater gross additions with handset and upgrades in the quarter. Likewise, the year-on-year change excludes the impact of 9 million euros due to personnel restructuring in the fourth quarter of 2016 (9 million euros in the fourth quarter of 2015).

OIBDA reached 180 million euros in the quarter and decreased by 8.1% year-on-year (704 million euros in 2016; -2.1% year-on-year) due to the higher commercial expenses mentioned above as a result of greater commercial activity. OIBDA included, in addition to the aforementioned restructuring expenses, 17 million euros from the sale of non-strategic towers in 2015 (9 million in the fourth quarter).

Thus, the OIBDA margin stood at 30.5% in October-December (-4.1 percentage points year-on-year) and at 32.5% in January-December (-0.9 percentage points year-on-year).

CapEx for the year amounted to 406 million euros (-1.9% year-on-year, excluding 6 million euros from the acquisition of spectrum in the first quarter of 2015) and was mainly allocated to the expansion of the 4G network and improvements in the fixed network, highlighting the growing penetration of FTTx coverage.

Operating cash flow (OIBDA-CapEx) stood at 298 million euros in 2016 (-2.4% year-on-year).

TELEFÓNICA CHILE
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	2,163	2,220	(2.6)	0.6	591	536	10.1	3.8
Mobile Business	1,238	1,292	(4.2)	(1.1)	339	301	12.7	5.9
Mobile service revenues	1,103	1,177	(6.3)	(3.2)	297	278	7.0	0.5
Data revenues	522	424	23.2	27.2	141	109	28.9	21.9
Handset revenues	135	115	16.9	20.7	42	23	81.2	69.7
Fixed Business	925	928	(0.3)	3.0	251	235	6.8	0.9
FBB and new services (1)	438	405	8.1	11.7	126	106	19.3	13.3
Voice & access revenues	233	235	(1.1)	2.2	61	57	6.9	0.6
Others	254	287	(11.5)	(8.6)	63	72	(11.7)	(17.0)
OIBDA	704	760	(7.4)	(4.4)	180	194	(7.3)	(12.7)
OIBDA margin	32.5%	34.2%	(1.7 p.p. )		30.5%	36.2%	(5.7 p.p. )
CapEx	406	433	(6.3)	(3.2)	121	90	34.0	25.4
Spectrum	—	6	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	298	327	(8.9)	(5.9)	59	104	(43.1)	(46.6)

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

January - December 2016

ACCESSES	2015				2016
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	13,861.3	13,610.4	13,387.4	13,158.3	12,741.5	12,481.1	12,430.0	12,301.3	(6.5)
Fixed telephony accesses (1)	1,557.7	1,537.4	1,510.3	1,486.0	1,459.0	1,438.4	1,422.8	1,406.5	(5.4)
Internet and data accesses	1,067.9	1,093.6	1,106.4	1,112.0	1,109.1	1,150.8	1,146.2	1,140.5	2.6
Broadband	1,056.7	1,082.5	1,095.4	1,101.1	1,098.4	1,093.3	1,096.7	1,090.3	(1.0)
FTTx	192.2	216.3	240.7	256.7	268.9	290.2	312.2	324.3	26.3
Mobile accesses	10,619.5	10,345.1	10,129.6	9,915.6	9,527.9	9,235.1	9,199.8	9,093.9	(8.3)
Prepay	7,817.5	7,503.0	7,268.0	6,995.3	6,524.9	6,150.1	6,070.5	5,956.0	(14.9)
Contract	2,802.0	2,842.1	2,861.7	2,920.3	3,002.9	3,085.0	3,129.2	3,137.9	7.5
M2M	293.0	291.0	294.3	310.0	331.2	354.8	378.0	369.4	19.1
Pay TV	616.2	634.3	641.0	644.7	645.6	656.8	661.3	660.5	2.5
Wholesale Accesses	5.9	5.9	5.8	5.7	5.2	5.1	5.1	5.1	(11.0)

Total Accesses	13,867.2	13,616.3	13,393.2	13,164.0	12,746.7	12,486.2	12,435.2	12,306.5	(6.5)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA	2015				2016
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice traffic (Million minutes)	8,725	8,693	8,927	9,296	9,130	8,248	8,334	8,686	(6.6)
Fixed voice traffic	1,354	1,353	1,320	1,301	1,127	1,194	1,235	1,303	0.2
Mobile voice traffic	7,372	7,340	7,607	7,995	8,003	7,053	7,100	7,383	(7.7)
Data traffic (TB)	252,756	289,259	309,838	322,994	348,695	372,277	420,584	480,108	48.6
Fixed data traffic	238,140	269,957	288,230	296,880	321,246	344,595	384,783	439,960	48.2
Mobile data traffic	14,616	19,302	21,607	26,114	27,449	27,682	35,801	40,149	53.7
Mobile ARPU (EUR)	9.4	9.7	9.0	8.8	8.9	9.2	9.0	9.9	7.3
Prepay	3.8	3.8	3.3	3.1	3.0	2.9	2.7	2.5	(10.8)
Contract (1)	27.8	28.7	26.3	25.2	24.7	24.9	25.2	24.4	1.1
Data ARPU (EUR)	3.1	3.4	3.4	3.5	4.2	4.5	4.3	4.7	17.4
% non-SMS over data revenues	94.0%	93.5%	93.5%	93.7%	97.4%	97.8%	98.1%	98.1%	4.4 p.p.
Fixed telephony ARPU (EUR)	14.1	14.1	13.6	14.8	13.1	13.4	14.1	15.0	(0.0)
Pay TV ARPU (EUR)	29.1	30.4	26.1	26.1	24.4	24.8	24.0	25.2	(5.5)
Broadband ARPU (EUR)	17.9	18.1	16.9	16.8	16.2	17.0	17.4	17.9	4.2
Mobile churn	3.2%	3.7%	3.2%	3.4%	3.6%	3.7%	3.2%	3.6%	0.2 p.p.
Contract (1)	1.9%	1.9%	2.3%	2.2%	2.0%	2.1%	2.2%	2.4%	0.1 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice traffic (Million minutes)	8,725	17,418	26,346	35,642	9,130	17,378	25,712	34,398	(3.5)
Fixed voice traffic	1,354	2,707	4,027	5,328	1,127	2,321	3,556	4,859	(8.8)
Mobile voice traffic	7,372	14,712	22,319	30,314	8,003	15,056	22,156	29,539	(2.6)
Data traffic (TB)	252,756	542,015	851,852	1,174,846	348,695	720,972	1,141,556	1,621,665	38.0
Fixed data traffic	238,140	508,097	796,327	1,093,208	321,246	665,841	1,050,624	1,490,584	36.3
Mobile data traffic	14,616	33,918	55,525	81,639	27,449	55,131	90,932	131,081	60.6
Mobile ARPU (EUR)	9.4	9.5	9.4	9.2	8.9	9.0	9.1	9.5	4.9
Prepay	3.8	3.8	3.6	3.5	3.0	3.0	2.9	2.6	(16.2)
Contract (1)	27.8	28.2	27.6	27.0	24.7	24.8	24.9	23.9	(2.8)
Data ARPU (EUR)	3.1	3.3	3.3	3.4	4.2	4.3	4.3	4.4	14.3
% non-SMS over data revenues	94.0%	93.7%	93.7%	93.7%	97.4%	97.6%	97.7%	97.8%	4.2 p.p.
Fixed telephony ARPU (EUR)	14.1	14.1	13.9	14.1	13.1	13.3	14.8	14.5	6.1
Pay TV ARPU (EUR)	29.1	29.8	28.5	27.9	24.4	24.6	24.8	25.2	(6.8)
Broadband ARPU (EUR)	17.9	18.0	17.6	17.4	16.2	16.6	18.0	17.5	3.8
Mobile churn	3.2%	3.4%	3.4%	3.4%	3.6%	3.7%	3.5%	3.6%	0.2 p.p.
Contract (1)	1.9%	1.9%	2.0%	2.1%	2.0%	2.1%	2.3%	2.4%	0.3 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

-Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

January - December 2016

Telefónica Perú

(year-on-year changes in organic terms)

Telefónica Perú closed 2016 focused on attracting and retaining high-value customers. Thus, it is worth noting the growth of smartphones and LTE, the expansion of the pay TV business and the progressive adoption of high-speed broadband plans. All this took place in a highly competitive environment, in a market characterised by a significant reduction in profitability throughout the year.

Accesses totalled 20.9 million (-6% year-on-year), while mobile accesses (15.5 million; -8% year-on-year) reflected the high competitive intensity, mainly in prepay (-11%), although the base with frequent top-ups stabilised vs. the prior quarter. In contract, accesses fell by 1% year-on-year, highlighting the positive portability of 18 thousand accesses in the quarter, reverting the negative trend recorded since last year due to the launch of the “4G Ilimitado” promotional campaign (from September to December 2016).

It is also worth noting the launch of the “Fun Pack” offer in contract at the end of the quarter which included additional data packs in certain applications with the aim of positioning the customers in a more competitive offer.

Smartphones stood at 4.9 million and reached a penetration of 32%. LTE accesses grew by 76% year-on-year to 2.3 million and penetration increased 7 percentage points to 15% with a population coverage of 65% (+3 percentage points year-on-year). Thus, mobile data traffic multiplied by more than 3 times year-on-year in the quarter (by more than 2 times in the year) driven by unlimited data tariffs.

In the fixed business, it is worth highlighting the growth of pay TV thanks to the exclusivity of its offering and the focus on bundling, with 67% of the traditional accesses base now bundled (+11 percentage points year-on-year).

Retail broadband accesses reached 1.7 million (+2% year-on-year) after recording net losses of 6 thousand accesses in October-December (+40 thousand accesses in January-December). It is worth noting the higher quality of the base, with 80% of the broadband base at speeds above 4 Mb (+7 percentage points year-on-year). Additionally, high speed broadband accesses (FTTx and cable) posted year-on-year growth of 48% to 723 thousand accesses.

Pay TV accesses stood at 1.3 million and increased by 6% year-on-year with net additions in the quarter of 14 thousand accesses (+74 thousand in 2016), driven by an exclusive offering with latest generation decoders which improved the customer experience in high definition.

Revenues in the fourth quarter amounted to 635 million euros and decreased by 8.0% year-on-year (2,499 million euros in 2016; -4.4% year-on-year), affected by the higher quarterly decline in mobile revenues amidst the highly competitive environment mentioned above and despite the softer decline posted by the fixed business.

Mobile service revenues for the quarter fell by 14.0% year-on-year (-8.2% in 2016) mainly affected by the aforementioned impact of competition. Data revenues decreased by 5.4% year-on-year in October-December (+6.1% in January-December) affected by promotions in the quarter.

Handset revenues changed their trend and posted growth of 7.7% year-on-year in the quarter (stable in the year) due to higher commercial activity and greater gross additions with handset (new handset financing proposition launched in the quarter).

Fixed business revenues stood at 291 million euros in the fourth quarter and decreased by 3.4% year-on-year, although improved their trend versus the previous quarter (-6.5% year-on-year), leveraged on the growth of broadband and new services revenues (+4.2% year-on-year) and pay TV revenues (+3.1% year-on-year).

January - December 2016

Operating expenses reached 482 million euros in October-December and increased by 2.6% year-on-year (stable in January-December) due to higher termination (greater traffic generated) and higher commercial expenses. Also, the expenses included the impact of 20 million euros of restructuring costs in the quarter (2 million euros in the same quarter of 2015).

OIBDA reached 175 million euros and decreased by 23.2% in the fourth quarter (782 million euros in the year; -11.2% year-on-year) affected by the above mentioned competitive landscape.

OIBDA margin stood at 27.5% in October-December (-6.1 percentage points year-on-year) and at 31.3% in January-December (-2.4 percentage points year-on-year).

CapEx for the year amounted to 717 million euros (-6.7% year-on-year, excluding 284 million euros from the spectrum acquisition in the third quarter of 2016) and was mainly devoted to the development of the 4G network and improvement of the fixed network.

Thus, operating cash flow (OIBDA-CapEx) totalled 65 million euros in the year (-16.0% year-on-year).

TELEFÓNICA PERU
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	2,499	2,766	(9.6)	(4.4)	635	695	(8.6)	(8.0)
Mobile Business	1,373	1,566	(12.3)	(7.3)	344	391	(12.0)	(11.5)
Mobile service revenues (1)	1,206	1,390	(13.2)	(8.2)	294	344	(14.5)	(14.0)
Data revenues (2)	621	619	0.3	6.1	151	161	(6.0)	(5.4)
Handset revenues	167	176	(5.4)	0.1	50	47	6.3	7.7
Fixed Business	1,126	1,200	(6.1)	(0.7)	291	304	(4.2)	(3.4)
FBB and new services (3)	568	602	(5.7)	(0.2)	151	146	3.5	4.2
Pay TV	288	268	7.3	13.5	75	73	2.0	3.1
Voice & access revenues	271	330	(17.9)	(13.1)	65	84	(22.9)	(22.5)
OIBDA	782	943	(17.1)	(12.3)	175	253	(30.9)	(30.5)
OIBDA margin	31.3%	34.1%	(2.8 p.p. )		27.5%	36.4%	(8.9 p.p. )
CapEx	717	491	46.0	54.4	207	200	3.8	6.4
Spectrum	284	—	—	—	2	—	—	—
OpCF (OIBDA-CapEx)	65	452	(85.6)	(84.8)	(33)	53	c.s.	c.s.

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes fixed wireless revenues.
(2)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.
(3)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

January - December 2016

ACCESSES	2015				2016
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	22,083.4	22,104.2	22,184.3	22,231.0	21,791.0	21,638.3	21,398.8	20,909.8	(5.9)
Fixed telephony accesses (1)	2,641.4	2,605.8	2,634.9	2,596.6	2,452.1	2,491.0	2,486.8	2,445.1	(5.8)
Fixed wireless	191.2	229.8	208.5	191.9	127.7	117.6	95.5	72.3	(62.3)
Internet and data accesses	1,557.4	1,589.2	1,628.0	1,647.1	1,663.9	1,685.0	1,696.5	1,691.1	2.7
Broadband	1,529.7	1,564.4	1,602.5	1,621.2	1,639.2	1,660.3	1,666.8	1,660.9	2.4
FTTx/Cable	219.1	283.5	376.7	488.7	557.0	623.7	620.1	722.7	47.9
Mobile accesses	16,870.2	16,819.1	16,773.8	16,786.5	16,445.4	16,211.9	15,954.2	15,498.5	(7.7)
Prepay	11,645.3	11,450.4	11,255.3	11,013.3	10,530.0	10,228.5	10,214.7	9,807.8	(10.9)
Contract	5,224.8	5,368.7	5,518.5	5,773.1	5,915.5	5,983.4	5,739.5	5,690.7	(1.4)
M2M	118.0	98.4	99.8	103.3	81.7	79.7	90.1	85.1	(17.6)
Pay TV	1,014.5	1,090.1	1,147.7	1,200.8	1,229.6	1,250.3	1,261.3	1,275.1	6.2
Wholesale Accesses	0.3	0.2	0.2	0.1	0.1	0.1	0.1	0.1	2.6

Total Accesses	22,083.7	22,104.3	22,184.5	22,231.1	21,791.0	21,638.3	21,398.8	20,909.8	(5.9)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA	2015				2016
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice traffic (Million minutes)	24,759	24,635	26,225	28,033	27,479	28,166	28,468	28,367	1.2
Fixed voice traffic	5,460	5,429	5,398	5,322	5,144	4,935	4,882	4,885	(8.2)
Mobile voice traffic	19,300	19,206	20,828	22,711	22,336	23,231	23,586	23,483	3.4
Data traffic (TB)	364,397	398,101	407,710	416,543	418,470	414,392	524,521	689,215	65.5
Fixed data traffic	359,357	391,712	399,478	405,927	407,019	402,357	508,248	651,109	60.4
Mobile data traffic	5,040	6,389	8,232	10,616	11,451	12,034	16,273	38,105	258.9
Mobile ARPU (EUR)	7.0	6.8	6.7	6.7	6.3	6.1	5.9	6.3	(7.3)
Prepay	4.2	3.9	3.7	3.6	2.8	3.2	2.3	2.3	(32.0)
Contract (1)	13.5	13.2	13.1	12.9	12.0	11.6	12.4	11.3	(4.8)
Data ARPU (EUR) (2)	2.9	3.1	3.1	3.2	2.9	3.1	3.0	3.1	13.1
% non-SMS over data revenues	94.1%	95.6%	96.2%	96.9%	99.1%	97.2%	97.0%	97.0%	0.1 p.p.
Fixed telephony ARPU (EUR)	10.8	9.8	10.0	8.5	9.4	8.8	7.7	8.1	(2.7)
Pay TV ARPU (EUR)	19.4	18.7	18.1	17.4	16.6	15.9	18.1	18.1	7.3
Broadband ARPU (EUR)	19.5	18.9	18.5	18.0	16.4	16.0	15.7	15.1	(14.1)
Mobile churn	4.0%	4.3%	4.4%	4.3%	4.8%	5.0%	5.2%	5.4%	1.1 p.p.
Contract (1)	2.2%	2.0%	2.2%	1.8%	2.5%	2.6%	3.5%	3.1%	1.3 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice traffic (Million minutes)	24,759	49,395	75,620	103,653	27,479	55,646	84,113	112,481	8.5
Fixed voice traffic	5,460	10,889	16,287	21,608	5,144	10,078	14,960	19,845	(8.2)
Mobile voice traffic	19,300	38,506	59,334	82,045	22,336	45,567	69,153	92,635	12.9
Data traffic (TB)	364,397	762,498	1,170,209	1,586,752	418,470	832,862	1,357,383	2,046,597	29.0
Fixed data traffic	359,357	751,069	1,150,547	1,556,474	407,019	809,376	1,317,625	1,968,734	26.5
Mobile data traffic	5,040	11,429	19,662	30,278	11,451	23,486	39,758	77,864	157.2
Mobile ARPU (EUR)	7.0	6.9	6.8	6.8	6.3	6.2	6.1	6.3	(5.1)
Prepay	4.2	4.0	3.9	3.9	2.8	3.0	2.5	2.5	(30.0)
Contract (1)	13.5	13.3	13.3	13.2	12.0	11.8	12.5	11.3	(4.8)
Data ARPU (EUR)(2)	2.9	3.0	3.0	3.1	2.9	3.0	3.0	3.0	22.2
% non-SMS over data revenues	94.1%	94.9%	95.3%	95.8%	99.1%	98.1%	97.7%	97.6%	1.8 p.p.
Fixed telephony ARPU (EUR)	10.8	10.3	10.2	9.8	9.4	9.1	7.6	8.3	(10.8)
Pay TV ARPU (EUR)	19.4	19.1	18.7	18.4	16.6	16.3	17.6	17.8	2.6
Broadband ARPU (EUR)	19.5	19.2	19.0	18.7	16.4	16.2	19.3	15.9	(10.4)
Mobile churn	4.0%	4.1%	4.2%	4.3%	4.8%	4.9%	5.0%	5.1%	0.8 p.p.
Contract (1)	2.2%	2.1%	2.2%	2.1%	2.5%	2.6%	3.1%	3.3%	1.2 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.
(2)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

January - December 2016

Telefónica Colombia

(year-on-year changes in organic terms)

In 2016, the solid positioning of Telefónica in Colombia was reflected by the positive sales performance, and it was the only Company in the country to increase revenues in a market characterised by high competitive intensity. Thus, in the fourth quarter, the trend from the prior quarter was consolidated, with revenue growth both in the fixed business and in the mobile business, together with a stabilisation of profitability.

Total accesses continued to grow and increased to 16.6 million in the fourth quarter, 5% more than in December 2015.

Mobile accesses stood at 13.7 million (+6% year-on-year) after posting positive net additions for the sixth consecutive quarter (+168 thousand accesses; 829 thousand in the year 2016). In contract, net additions increased to 51 thousand accesses in the quarter (203 thousand for the year) thanks to the simplification of the commercial offering and the containment of churn (1.6% in the quarter; -0.2 percentage points year-on-year). In prepay, net additions stood at 118 thousand accesses in the quarter (626 thousand in 2016) due to the strengthening commercial channels of direct sales.

Deployment of the LTE network reached 50% of population coverage at the end of December 2016 (+11.0 percentage points year-on-year) and boosted accesses to 2.3 million (more than 2 times vs. December 2015), increasing penetration to 18% (+8 percentage points year-on-year). Therefore, it is worth highlighting the smartphones growth (+19% year-on-year) reaching a penetration of 39% (+4 percentage points year-on-year). This growth extended the year-on-year increase in data traffic which grew 29% (+34% in January-December).

The fixed business continued to successfully implement the bundling strategy, leveraging on pay TV (72% of traditional fixed accesses are bundled, 24% of which include pay TV). Net additions in the quarter (-36 thousand accesses, -77 thousand in 2016) were affected by the disconnection of inactive accesses (fixed telephony accesses, broadband and pay TV), which had no impact on revenues.

Retail broadband accesses totalled 1.0 million and decreased by 4% year-on-year, although, the strategic focus on the improvement of speeds, through network improvements and the deployment of the FTTx network, was reflected in the evolution of accesses with speeds higher than 4 Mb which, at the end of the year, already represented 54% of the base (+18 percentage points year-on-year), enabling ARPU to increase by 9.1% year-on-year (+5.4% in 2016).

Pay TV accesses stood at 517 thousand and increased by 6% year-on-year due to the increase in high definition channels and the improvement in content. Moreover, the improvement in the quality of the base translated into ARPU growth, up 14.8% year-on-year in the quarter (+16.6% in January-December).

Revenues totalled 375 million euros in the October-December and grew by 2.5% year-on-year (1,409 million euros in January-December 2016; +4.3% year-on-year), as a result of the solid performance both of the mobile and fixed businesses. The slowdown in year-on-year growth vs. the third quarter was associated with the different timings of tariff updates in 2016 and 2015 (third quarter in 2016; fourth quarter in 2015). Meanwhile, stripping out the regulatory impact (42% cut in mobile termination rate since 1 January 2016), revenues in October-December would have grown by 5.4% year-on-year (+6.6% in January-December).

Mobile business revenues in the fourth quarter (234 million euros) grew by 2.7% compared with the same period of 2015 (+2.1% in January-December) as a result of the strong performance of mobile service revenues and higher handset sales.

January - December 2016

Mobile service revenues in the fourth quarter maintained the positive trend initiated in the previous quarter, growing by 0.4% year-on-year (+0.1% in January-December) driven by the customer base growth, the solid performance of the data business and the updated tariffs, which offset the negative impact of competitive intensity and reduction in termination rates (+4.2% year-on-year in the quarter and +5.8% for the year excluding this effect). Non-SMS data revenues increased by 38.5% year-on-year in the fourth quarter supported by the well-received “Todo en uno” prepay offering (bundling voice, SMS and data) and by the new 50% discount promotions for the first 6 months on contract.

In the fourth quarter, handset revenues recovered due to the strong take-up of the 2x1 commercial promotion in handsets, which provided a 17.7% increase year-on-year (+16.9% in January-December).

Fixed business revenues stood at 140 million euros in October-December increasing by 2.2% year-on-year (+8.1% year-on-year in January-December), mainly due to higher IT and pay TV revenues (+23.1% year-on-year in the quarter), in a highly competitive environment. The slowdown in year-on-year growth of revenues is due to the seasonality of IT revenues.

Operating expenses totalled 259 million euros in the quarter (+4.9% year-on-year) and 978 million euros in 2016 (+9.0% year-on-year), as a result of higher supplies expenses and the impact of inflation. However, there was a slowdown in growth compared with the first half of the year due to an improved evolution of commercial expenses and the positive evolution of the Colombian peso vs. its depreciation in the fourth quarter of 2015. Likewise, there were also restructuring costs in the quarter that amounted 3 million euros.

Thus, OIBDA totalled 126 million euros in the fourth quarter of the year, decreasing by 4.3% year-on-year (-5.1% in 2016). OIBDA margin stood at 33.7% (-2.5 percentage points year on year) and at 33.0% in January-December (-3.3 percentage points year-on-year).

CapEx (330 million euros in 2016; +8.0% year-on-year) reached 23% over revenues (+0.8 percentage points year-on-year) and reflected the significant investment effort made by the Company in 2016, devoted to both the improvement of the fixed broadband network and the transformation of projects concerning LTE, UBB, systems and Big Data.

Operating cash flow (OIBDA-CapEx) totalled 134 million euros in the year 2016 (-26.5% year-on-year).

TELEFÓNICA COLOMBIA
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	1,409	1,508	(6.6)	4.3	375	358	4.8	2.5
Mobile Business	861	942	(8.6)	2.1	234	224	4.9	2.7
Mobile service revenues	743	829	(10.4)	0.1	198	192	2.9	0.4
Data revenues	298	256	16.2	29.8	86	62	38.8	36.5
Handset revenues	118	113	4.7	16.9	37	31	17.4	17.7
Fixed Business	548	566	(3.3)	8.1	140	134	4.7	2.2
FBB and new services (1)	284	270	5.1	17.4	70	66	6.8	4.4
Pay TV	77	66	17.4	31.1	21	17	24.5	23.1
Voice & access revenues	187	230	(18.9)	(9.4)	49	51	(4.6)	(7.5)
OIBDA	464	547	(15.0)	(5.1)	126	130	(2.8)	(4.8)
OIBDA margin	33.0%	36.2%	(3.3 p.p. )		33.7%	36.3%	(2.6 p.p. )
CapEx	330	342	(3.3)	8.0	116	88	32.4	32.2
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	134	205	(34.6)	(27.0)	10	42	(75.5)	(79.2)

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

January - December 2016

ACCESSES	2015				2016
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Final Clients Accesses	15,777.5	15,308.1	15,587.6	15,824.5	15,977.2	16,161.0	16,503.1	16,573.4	4.7
Fixed telephony accesses (1)	1,465.8	1,450.8	1,448.2	1,430.6	1,414.2	1,402.7	1,389.4	1,353.4	(5.4)
Internet and data accesses	997.3	999.8	1,012.8	1,008.7	1,008.4	1,011.6	1,025.1	977.2	(3.1)
Broadband	988.9	991.3	1,004.4	1,000.2	999.9	1,003.2	1,003.2	964.1	(3.6)
Mobile accesses	12,884.9	12,413.3	12,655.6	12,896.7	13,057.2	13,226.3	13,556.9	13,725.3	6.4
Prepay	9,633.2	9,158.6	9,341.8	9,510.9	9,625.1	9,730.2	10,019.0	10,136.8	6.6
Contract	3,251.7	3,254.7	3,313.7	3,385.8	3,432.1	3,496.1	3,537.9	3,588.5	6.0
M2M	438.7	444.4	456.4	467.5	471.0	464.3	481.3	478.7	2.4
Pay TV	429.4	444.2	471.0	488.6	497.4	520.4	531.7	517.5	5.9
Wholesale Accesses	1.9	1.9	1.9	1.9	0.6	0.6	0.6	0.5	(71.9)

Total Accesses	15,779.4	15,310.1	15,589.5	15,826.5	15,977.8	16,161.6	16,503.7	16,573.9	4.7

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA	2015				2016
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice traffic (Million minutes)	13,700	13,236	14,011	14,201	14,373	14,884	15,366	15,858	11.7
Fixed voice traffic	3,598	3,227	3,304	3,068	3,234	3,049	3,023	3,280	6.9
Mobile voice traffic	10,101	10,009	10,707	11,133	11,139	11,835	12,342	12,579	13.0
Data traffic (TB)	59,658	69,725	76,320	81,966	84,731	94,467	101,271	105,417	28.6
Fixed data traffic (1)	49,142	58,338	64,088	68,446	70,654	79,143	84,328	85,675	25.2
Mobile data traffic	10,516	11,387	12,232	13,520	14,077	15,324	16,942	19,742	46.0
Mobile ARPU (EUR)	5.5	5.5	4.7	4.6	4.2	4.3	4.4	4.4	(6.1)
Prepay	1.4	1.4	1.3	1.3	1.1	1.2	1.2	1.0	1.1
Contract (2)	19.9	19.6	16.4	16.0	14.6	15.0	15.4	14.2	(3.2)
Data ARPU (EUR)	1.7	1.8	1.6	1.6	1.6	1.8	2.0	2.0	29.5
% non-SMS over data revenues	96.9%	97.3%	97.7%	98.2%	98.7%	98.9%	99.1%	99.1%	0.8 p.p.
Fixed telephony ARPU (EUR)	13.8	13.9	11.5	11.3	9.8	10.4	10.8	10.8	(4.4)
Pay TV ARPU (EUR)	12.4	12.5	10.8	11.0	11.0	11.5	12.9	12.4	14.8
Broadband ARPU (EUR)	10.4	10.8	9.0	8.8	8.2	8.9	9.4	9.6	9.1
Mobile churn	3.0%	4.5%	3.4%	3.3%	3.2%	3.2%	2.9%	3.5%	0.2 p.p.
Contract (2)	2.2%	2.3%	2.0%	1.8%	1.8%	1.7%	1.7%	1.6%	(0.2 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice traffic (Million minutes)	13,700	26,936	40,947	55,148	14,373	29,257	44,622	60,481	9.7
Fixed voice traffic	3,598	6,825	10,129	13,196	3,234	6,283	9,307	12,586	(4.6)
Mobile voice traffic	10,101	20,111	30,818	41,951	11,139	22,973	35,316	47,894	14.2
Data traffic (TB)	59,658	129,382	205,702	287,668	84,731	179,197	280,468	385,885	34.1
Fixed data traffic (1)	49,142	107,480	171,568	240,014	70,654	149,797	234,125	319,800	33.2
Mobile data traffic	10,516	21,902	34,134	47,654	14,077	29,400	46,343	66,085	38.7
Mobile ARPU (EUR)	5.5	5.5	5.2	5.2	4.2	4.3	4.3	4.4	(4.9)
Prepay	1.4	1.4	1.4	1.4	1.1	1.2	1.1	1.0	2.5
Contract (2)	19.9	19.8	18.7	18.0	14.6	14.8	15.0	14.2	(4.7)
Data ARPU (EUR)	1.7	1.7	1.7	1.7	1.6	1.7	1.8	1.8	26.2
% non-SMS over data revenues	96.9%	97.1%	97.3%	97.6%	98.7%	98.8%	98.9%	98.9%	1.4 p.p.
Fixed telephony ARPU (EUR)	13.8	13.9	13.1	12.6	9.8	10.1	10.7	10.7	(5.6)
Pay TV ARPU (EUR)	12.4	12.5	11.9	11.7	11.0	11.3	11.9	12.2	16.6
Broadband ARPU (EUR)	10.4	10.6	10.1	9.8	8.2	8.5	10.3	9.2	5.4
Mobile churn	3.0%	3.8%	3.6%	3.6%	3.2%	3.2%	3.1%	3.2%	(0.3 p.p. )
Contract (2)	2.2%	2.2%	2.1%	2.1%	1.8%	1.8%	1.6%	1.5%	(0.5 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Includes solely traffic pertaining to FBB accesses, not Business customers.
(2)	Excludes M2M.

January - December 2016

Telefónica México

(year-on-year changes in organic terms)

The fourth quarter results showed an improvement in both commercial and financial trends, in a year marked by competitive intensity, mainly in the prepay segment, which has negatively affected the financial results of the Company.

On the other hand, the year-on-year comparison in the fourth quarter is affected by a positive impact recorded in the same period of 2015 due to the spectrum swap with AT&T (79 million euros), as well as the reduction in termination rates on the networks of non-dominant mobile operators (-25% voice termination, in force since 1 January 2016).

Mobile accesses increased to 26.6 million and increased by 7% year-on-year showing solid growth in contract (+8%) and prepay (+7%), despite the highly competitive environment.

Net additions reached 620 thousand accesses in the quarter (1.7 million in the year 2016), far higher than those of the previous two quarters (9 thousand and 273 thousand respectively) thanks to the improvement mainly in prepay, which is also reflected in the increase of accesses with frequent top-ups (+4% vs. September 2016 following three consecutive quarters of decline).

Smartphones increased by 16% year-on-year and reached a penetration of 46% (+4 percentage points year-on-year). The Company continued with the expansion of the LTE network achieving 47% population coverage (+10 percentage points year-on-year). Thus, LTE accesses maintained strong growth (more than doubling the December 2015 base) and already increased to 3.3 million accesses, representing 13% penetration (+5 percentage points year-on-year). As a result of this strong expansion, data traffic increased more than 2 fold in the quarter and in the year.

ARPU decreased by 22.3% year-on-year in the quarter due to the strong decline in tariffs given the competitive intensity, although the quarter-on-quarter evolution stabilised (+0.5% vs. the previous quarter).

Revenues totalled 347 million euros and decreased by 5.5% year-on-year, improving substantially compared to previous quarters (-7.2% in the year, 1,410 million euros) as a result of the improvements in both service revenues and handset sales. Excluding the regulatory impact, revenues would have decreased 2.3% year-on-year (-2.7% in the year).

Mobile service revenues decreased by 7.2% year-on-year (-4.9% in the year) impacted by high competitive intensity and by regulatory changes. It is worth highlighting the improvement in year-on-year trend this quarter (-17.1% in the third quarter) mainly due to the improvement in ARPU.

Meanwhile, data revenues decreased by 22.9% year-on-year in the quarter (-12.8% in the year) affected by the aggressive commercial offering.

Handset revenues reversed trends and increased by 6.6% year-on-year (-21.4% in the year 2016) due to the higher level of subsidies applied in the fourth quarter of 2015.

Operating expenses reached 296 million euros in the fourth quarter and decreased 8.4% year-on-year (-3.6% in the year 2016) due to lower commercial expenses (mainly greater streamlining in the subsidy of handsets) which offset the growth in termination expenses (strong increase in traffic) and in network expenses (due to the deployment and improvement of the network). This change excludes the impact of restructuring expenses, which in 2016 totalled 15 million in the year (11 million in the fourth quarter) and 5 million euros in 2015 ,all recorded in the fourth quarter.

Thus, OIBDA stood at 60 million euros in the quarter and decreased by 38.8% year-on-year. Although, stripping out the positive impact due to the spectrum swap mentioned above, OIBDA would have increased 38.1% mainly due to the improvement in the service revenues trend.

January - December 2016

OIBDA for the year amounted to 309 million euros, and decreased by 21.6% year-on-year (-6.3% excluding the aforementioned impact).

OIBDA margin stood at 17.3% in the fourth quarter (-11.3 percentage points year-on-year, +6.5 percentage points excluding the aforementioned impact) and at 21.9% in the year 2016 (-4.2 percentage points and +0.2 percentage points respectively).

CapEx totalled 219 million euros in the full year 2016 (-0.2% year-on-year), and was devoted to developing and improving the mobile networks, mainly the improvement of the 3G network’s capacity and increasing the coverage of 4G, and to the continued improvement of the distribution channel.

Operating cash flow (OIBDA-CapEx) in 2016 totalled 90 million euros in 2016, decreasing by 16.9%, once the non-recurrent impact from the fourth quarter of 2015 is excluded.

TELEFÓNICA MÉXICO
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	1,410	1,783	(20.9)	(7.2)	347	427	(18.7)	(5.5)
Mobile service revenues	1,246	1,539	(19.0)	(4.9)	298	374	(20.4)	(7.2)
Data revenues (1)	500	673	(25.7)	(12.8)	118	179	(34.2)	(22.9)
Handset revenues	164	244	(33.0)	(21.4)	50	53	(7.1)	6.6
OIBDA (2)	309	481	(35.7)	(24.5)	60	133	(54.9)	(46.5)
OIBDA margin	21.9%	27.0%	(5.0 p.p. )		17.3%	31.1%	(13.8 p.p. )
CapEx	219	266	(17.7)	(3.4)	88	101	(12.9)	1.7
Spectrum	—	8	—	—	—	8	—	—
OpCF (OIBDA-CapEx)	90	215	(57.9)	(50.6)	(28)	32	c.s.	c.s.

Note:

•	OIBDA is presented before management and brand fees.

(1)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.
(2)	Goodwill impairment of 91 million euros in October-December 2016 not included in T. México results, but in T. Hispanoamérica.

ACCESSES	2015				2016
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Mobile accesses	22,536.6	23,048.8	23,405.0	24,895.0	25,655.4	25,928.8	25,937.5	26,557.2	6.7
Prepay	21,056.6	21,553.9	21,779.8	23,102.0	23,803.2	24,069.1	24,081.0	24,620.1	6.6
Contract (1)	1,480.0	1,494.9	1,625.2	1,793.0	1,852.2	1,859.7	1,856.5	1,937.2	8.0
M2M	455.8	485.9	521.2	567.5	602.6	629.2	658.3	668.4	17.8
Fixed Wireless	1,545.6	1,553.8	1,468.9	1,382.9	1,296.9	1,252.9	1,176.8	1,057.4	(23.5)

Total Accesses	24,082.2	24,602.6	24,873.9	26,277.9	26,952.3	27,181.7	27,169.1	27,654.4	5.2

SELECTED MOBILE OPERATIONAL DATA	2015				2016
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice Traffic (Million minutes)	13,435	13,785	13,915	15,570	18,525	20,055	20,392	20,513	31.7
Data traffic (TB)	7,891	7,967	8,991	11,791	17,192	20,177	22,719	26,227	122.4
ARPU (EUR)	4.9	4.9	4.7	4.4	3.8	3.2	3.1	3.1	(22.3)
Prepay	4.3	4.3	4.3	3.9	3.3	2.7	2.6	1.9	(38.6)
Contract (2)	19.0	19.2	17.1	15.7	14.6	13.9	13.7	12.3	(10.6)
Data ARPU (EUR) (3)	2.3	2.3	2.3	2.4	2.0	1.6	1.3	1.5	(26.8)
% non-SMS over data revenues	84.8%	86.0%	82.4%	89.2%	91.1%	91.5%	92.1%	91.4%	2.2 p.p.
Churn	2.8%	3.4%	3.6%	3.4%	3.5%	3.3%	3.6%	3.7%	0.3 p.p.
Contract (1)	1.7%	2.2%	1.6%	1.7%	1.7%	2.9%	1.7%	1.9%	0.2 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice Traffic (Million minutes)	13,435	27,221	41,136	56,706	18,525	38,580	58,972	79,485	40.2
Data traffic (TB)	7,891	15,858	24,849	36,640	17,192	37,369	60,088	86,315	135.6
ARPU (EUR)	4.9	4.9	4.8	4.7	3.8	3.5	3.3	3.3	(20.5)
Prepay	4.3	4.3	4.3	4.2	3.3	3.0	2.8	2.1	(32.4)
Contract (2)	19.0	19.1	18.4	17.6	14.6	14.2	14.2	12.8	(10.3)
Data ARPU (EUR)(3)	2.3	2.3	2.3	2.3	2.0	1.8	1.5	1.5	(19.3)
% non-SMS over data revenues	84.8%	85.4%	84.4%	85.7%	91.1%	91.3%	91.5%	91.5%	5.8 p.p.
Churn	2.8%	3.1%	3.3%	3.3%	3.5%	3.4%	3.5%	3.6%	0.2 p.p.
Contract (2)	1.7%	1.9%	1.8%	1.8%	1.7%	2.4%	1.7%	1.4%	(0.4 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Since the third quarter 2016, 55 thousand wholesale accesses have been reclassified from Mobile contract to Wholesale accesses.
(2)	Excludes M2M.
(3)	Since the first quarter 2015, data and voice revenues have been reassigned to homogenise the year-on-year comparison.

January - December 2016

Other Hispam countries

TELEFÓNICA VENEZUELA (1)
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	432	481	(10.1)	109.3	196	175	12.3	142.1
Mobile service revenues	420	423	(0.8)	129.4	191	159	19.7	149.4
Data revenues	82	105	(21.3)	158.4	30	37	(18.1)	168.7
Handset revenues	13	58	(78.2)	(48.2)	6	15	(64.4)	38.9
OIBDA (2)	111	99	12.2	118.4	51	46	10.5	113.8
OIBDA margin	25.7%	20.6%	5.1 p.p.		25.8%	26.2%	(0.4 p.p. )
CapEx	91	139	(34.4)	43.5	42	85	(50.4)	(8.3)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	20	(40)	c.s.	c.s.	8	(40)	c.s.	c.s.

Notes:

•

After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-December 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (674 Venezuelan bolivars fuertes per dollar).

•	OIBDA is presented before management and brand fees.

(1)

Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparative purposes and to facilitate the interpretation of the year-on-year changes vs. 2015, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.

(2)	Goodwill impairment of 124 million euros in October-December 2016 not included in T. Venezuela results, but in T. Hispanoamérica.

ACCESSES	2015				2016
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Fixed telephony accesses (1)	758.3	742.2	712.9	697.3	672.9	654.0	632.0	617.0	(11.5)
Internet and data accesses	8.2	8.3	8.5	8.5	8.3	8.1	7.1	7.1	(16.5)
Broadband	3.4	3.6	3.8	4.0	4.0	4.0	1.5	1.6	(60.5)
Mobile accesses	10,820.8	10,888.6	10,738.6	10,583.1	10,423.4	10,492.3	10,446.9	10,403.7	(1.7)
Prepay (2)	9,468.5	9,546.3	9,405.4	9,259.2	9,114.2	9,195.3	9,157.1	9,118.6	(1.5)
Contract	1,352.3	1,342.3	1,333.2	1,323.9	1,309.2	1,297.0	1,289.8	1,285.0	(2.9)
M2M	113.5	115.6	116.8	117.0	114.2	110.6	122.2	126.5	8.2
Pay TV	476.1	480.0	482.1	478.1	478.2	478.1	468.7	466.1	(2.5)

Total Accesses	12,063.4	12,119.1	11,942.0	11,767.0	11,582.8	11,632.5	11,554.7	11,493.8	(2.3)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes prepay M2M accesses.

SELECTED MOBILE OPERATIONAL DATA	2015				2016
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice Traffic (Million minutes)	13,528	14,404	15,178	14,892	14,137	14,240	14,312	15,124	1.6
Data traffic (TB)	8,672	9,823	10,261	11,550	11,379	10,848	10,417	11,258	(2.5)
ARPU (EUR) (1)(2)	4.5	n.m.	2.0	2.3	2.5	1.8	2.3	2.7	149.7
Prepay	4.1	n.m.	1.8	2.1	2.3	1.5	2.1	2.2	140.4
Contract (3)	8.0	n.m.	3.5	4.0	4.2	3.7	4.0	3.7	106.0
Data ARPU (EUR) (1)(2)	2.1	n.m.	1.0	1.2	1.4	0.9	1.2	1.4	173.9
% non-SMS over data revenues	83.3%	n.m.	86.0%	87.0%	90.2%	91.8%	97.4%	95.3%	8.3 p.p.
Churn	2.0%	2.2%	2.3%	2.2%	2.1%	2.0%	2.3%	2.1%	(0.1 p.p.	)
Contract (3)	0.8%	0.9%	0.9%	0.7%	0.8%	0.8%	1.1%	0.9%	0.2 p.p.

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	% Chg Local Cur
Voice Traffic (Million minutes)	13,528	27,932	43,110	58,001	14,137	28,378	42,690	57,814	(0.3)
Data traffic (TB)	8,672	18,495	28,756	40,306	11,379	22,226	32,644	43,902	8.9
ARPU (EUR) (1)	4.5	2.2	2.1	2.2	2.5	2.1	1.9	2.0	137.9
Prepay	4.1	2.0	1.9	2.0	2.3	1.9	1.7	1.6	127.1
Contract (3)	8.0	3.8	3.7	3.8	4.2	4.0	3.5	2.8	103.5
Data ARPU (EUR) (1)	2.1	1.0	1.0	1.1	1.4	1.1	1.0	1.0	167.8
% non-SMS over data revenues	83.3%	84.0%	84.9%	85.6%	90.2%	91.1%	93.1%	93.7%	8.1 p.p.
Churn	2.0%	2.1%	2.2%	2.2%	2.1%	2.0%	2.1%	2.1%	(0.1 p.p.	)
Contract (3)	0.8%	0.8%	0.9%	0.8%	0.8%	0.8%	1.0%	1.0%	0.2 p.p.

Notes:

•

After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. The January-December 2016 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated DICOM (674 Venezuelan bolivars fuertes per dollar).

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)

For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2015 results, the variation in local currency in Venezuela is reported excluding the impact of the hyperinflation adjustment.

(2)

As a consequence of modifying the conversion of Venezuela to June 2015 results to the exchange rate of 197 VEF/USD (SIMADI) vs. 50 VEF/USD (SICAD II), ARPU figure in euros is “n.m.” in the second quarter of 2015.

(3)	Excludes M2M.

January - December 2016

TELEFÓNICA CENTRAL AMERICA (1)
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	912	898	1.6	2.7	244	240	1.9	1.8
Mobile service revenues	868	838	3.6	3.5	231	221	4.7	(0.6)
Data revenues	357	309	15.5	17.0	98	82	19.8	20.2
Handset revenues	56	62	(9.0)	(8.0)	15	19	(18.7)	(19.0)
OIBDA	254	243	4.7	6.2	82	75	9.4	9.8
OIBDA margin	27.9%	27.1%	0.8 p.p.		33.5%	31.2%	2.3 p.p.
CapEx	139	177	(21.7)	(20.7)	48	52	(8.0)	(8.0)
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	116	66	75.6	78.7	34	23	48.2	49.8

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

ACCESSES	2015				2016
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Fixed telephony accesses (1)	556.4	555.6	561.2	567.8	567.0	573.5	582.1	576.6	1.6
Fixed Wireless	335.2	336.0	343.1	334.9	355.6	354.8	315.9	316.8	(5.4)
Internet and data accesses	4.4	4.7	4.9	5.1	5.4	5.6	5.9	6.2	19.9
Broadband	2.2	2.4	2.6	2.7	2.7	2.9	1.3	1.4	(48.2)
Mobile accesses	11,078.8	11,273.2	11,577.6	12,083.4	12,453.4	12,584.8	12,723.7	12,973.5	7.4
Prepay (2)	10,204.4	10,396.8	10,692.7	11,186.5	11,536.6	11,666.5	11,748.7	11,969.6	7.0
Contract	874.5	876.3	884.9	896.9	916.7	918.3	975.0	1,004.0	11.9
M2M	34.4	32.1	31.5	32.7	34.3	35.8	40.1	42.9	30.9

Total Accesses	11,639.7	11,833.5	12,143.8	12,656.3	13,025.7	13,163.9	13,311.9	13,556.5	7.1

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes prepay M2M accesses.

SELECTED MOBILE OPERATIONAL DATA	2015				2016
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice Traffic (Million minutes)	6,851	6,938	6,896	7,247	6,939	7,024	7,011	7,002	(3.4)
Data traffic (TB)	5,628	6,648	7,587	9,948	10,960	12,295	13,694	16,814	69.0
ARPU (EUR)	5.8	5.9	6.0	5.7	5.6	5.3	5.5	5.9	(1.4)
Prepay	4.6	4.6	4.5	4.6	4.4	4.1	4.1	3.4	(7.5)
Contract (1)	21.1	21.8	24.2	20.1	22.4	22.8	23.4	20.0	(4.7)
Data ARPU (EUR)	2.1	2.1	2.5	2.3	2.3	2.2	2.0	2.1	9.5
% non-SMS over data revenues	76.5%	77.7%	80.5%	86.3%	84.3%	85.7%	89.8%	90.2%	3.9 p.p.
Churn	3.2%	3.5%	3.4%	3.6%	3.2%	3.4%	3.8%	3.7%	0.2 p.p.
Contract (1)	1.6%	1.6%	1.4%	1.5%	1.3%	1.2%	1.2%	1.4%	(0.1 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice Traffic (Million minutes)	6,851	13,790	20,686	27,933	6,939	13,962	20,973	27,976	0.2
Data traffic (TB)	5,628	12,276	19,863	29,812	10,960	23,256	36,950	53,764	80.3
ARPU (EUR)	5.8	5.9	5.9	5.8	5.6	5.5	5.5	5.6	(5.3)
Prepay	4.6	4.6	4.5	4.6	4.4	4.2	4.2	3.4	(6.4)
Contract (1)	21.1	21.4	22.4	21.8	22.4	22.9	22.5	19.9	(4.5)
Data ARPU (EUR)	2.1	2.1	2.2	2.2	2.3	2.3	1.9	2.0	10.8
% non-SMS over data revenues	76.5%	77.1%	78.4%	80.6%	84.3%	85.0%	86.7%	87.6%	7.0 p.p.
Churn	3.2%	3.3%	3.3%	3.4%	3.2%	3.3%	3.5%	3.5%	0.1 p.p.
Contract (1)	1.6%	1.6%	1.5%	1.5%	1.3%	1.3%	0.8%	0.9%	(0.6 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

January - December 2016

TELEFÓNICA ECUADOR
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	551	605	(8.9)	(9.2)	139	157	(11.8)	(13.2)
Mobile service revenues	506	546	(7.4)	(7.6)	125	143	(12.6)	(14.1)
Data revenues	221	203	9.0	8.8	62	55	12.6	11.1
Handset revenues	45	59	(23.0)	(23.2)	14	14	(3.0)	(3.9)
OIBDA	177	194	(8.5)	(8.8)	52	49	5.9	4.8
OIBDA margin	32.2%	32.0%	0.1 p.p.		37.4%	31.2%	6.2 p.p.
CapEx	99	241	(58.8)	(58.9)	45	30	50.0	52.8
Spectrum	—	127	—	—	—	(8)	—	—
OpCF (OIBDA-CapEx)	78	(47)	c.s.	c.s.	7	19	(61.7)	(65.5)

•	OIBDA is presented before management and brand fees.

ACCESSES	2015				2016
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Mobile accesses	4,675.3	4,545.3	4,355.5	4,000.9	4,009.1	4,174.1	4,513.4	4,541.2	13.5
Prepay	3,545.6	3,380.8	3,135.8	2,738.8	2,759.3	2,886.4	3,210.2	3,240.8	18.3
Contract	1,129.7	1,164.6	1,219.7	1,262.2	1,249.8	1,287.7	1,303.3	1,300.4	3.0
M2M	173.3	182.7	191.5	196.4	184.2	186.5	193.3	197.8	0.7
Fixed Wireless	48.1	43.8	36.7	33.4	36.2	37.7	35.9	34.9	4.5

Total Accesses	4,723.4	4,589.1	4,392.1	4,034.4	4,045.3	4,211.8	4,551.8	4,579.0	13.5

SELECTED MOBILE OPERATIONAL DATA	2015				2016
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice Traffic (Million minutes)	2,852	2,970	3,018	3,081	2,955	3,137	3,101	3,267	6.0
Data traffic (TB)	1,786	2,213	2,950	3,857	4,303	4,902	5,620	6,255	62.2
ARPU (EUR)	8.3	8.9	9.3	10.1	10.4	9.5	8.8	8.6	(21.9)
Prepay	4.6	4.8	5.2	5.6	5.7	4.9	4.3	3.3	(25.1)
Contract (1)	24.5	24.6	23.8	24.1	24.2	22.9	21.8	19.5	(7.5)
Data ARPU (EUR)	3.0	3.6	3.8	4.3	4.2	4.0	3.9	3.9	3.8
% non-SMS over data revenues	82.5%	85.1%	85.8%	87.8%	88.7%	89.4%	91.2%	91.4%	3.7 p.p.
Churn	5.7%	4.6%	5.3%	4.6%	4.4%	4.0%	4.2%	5.0%	0.4 p.p.
Contract (1)	1.6%	1.5%	1.5%	1.5%	1.9%	1.1%	1.4%	1.7%	0.2 p.p.

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	% Chg Local Cur
Voice Traffic (Million minutes)	2,852	5,822	8,840	11,921	2,955	6,093	9,194	12,460	4.5
Data traffic (TB)	1,786	3,999	6,949	10,806	4,303	9,205	14,825	21,080	95.1
ARPU (EUR)	8.3	8.6	8.8	9.1	10.4	10.0	9.1	9.3	(4.7)
Prepay	4.6	4.7	4.9	5.0	5.7	5.3	4.6	3.6	(9.0)
Contract (1)	24.5	24.6	24.3	24.3	24.2	23.5	22.0	19.9	(8.1)
Data ARPU (EUR)	3.0	3.3	3.4	3.6	4.2	4.1	3.8	3.8	20.6
% non-SMS over data revenues	82.5%	83.9%	84.5%	85.5%	88.7%	89.0%	89.8%	90.3%	4.8 p.p.
Churn	5.7%	5.2%	5.2%	5.1%	4.4%	4.2%	4.2%	4.5%	(0.6 p.p. )
Contract (1)	1.6%	1.6%	1.5%	1.5%	1.9%	1.3%	1.1%	1.3%	(0.2 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

January - December 2016

TELEFÓNICA URUGUAY
SELECTED FINANCIAL DATA	January - December				October - December
Unaudited figures (Euros in millions)	2016	2015	% Chg	% Chg Local Cur	2016	2015	% Chg	% Chg Local Cur
Revenues	226	240	(5.9)	3.7	63	58	8.6	4.1
Mobile service revenues	210	224	(6.5)	3.0	58	54	8.0	3.3
Data revenues	112	99	13.3	24.9	31	24	29.6	24.2
Handset revenues	16	16	2.1	12.5	5	5	15.4	14.1
OIBDA	80	86	(7.4)	2.1	23	23	(2.4)	(5.4)
OIBDA margin	35.3%	35.9%	(0.6 p.p. )		36.1%	40.2%	(4.1 p.p. )
CapEx	34	33	3.5	14.0	18	12	45.1	50.3
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	46	53	(14.2)	(5.3)	5	11	(54.5)	(63.9)

•	OIBDA is presented before management and brand fees.

ACCESSES	2015				2016
Unaudited figures (Thousands)	March	June	September	December	March	June	September	December	% Chg
Mobile accesses	1,912.5	1,844.1	1,786.1	1,752.3	1,727.7	1,709.2	1,723.0	1,725.9	(1.5)
Prepay	1,305.3	1,228.4	1,148.7	1,092.3	1,051.2	1,032.7	1,039.7	1,031.7	(5.5)
Contract	607.1	615.7	637.4	660.0	676.5	676.5	683.3	694.1	5.2
M2M	43.7	47.8	52.3	53.7	56.9	65.0	67.9	71.4	33.0

Total Accesses	1,912.5	1,844.1	1,786.1	1,752.3	1,727.7	1,709.2	1,723.0	1,725.9	(1.5)

SELECTED MOBILE OPERATIONAL DATA	2015				2016
Unaudited figures	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	% Chg Local Cur
Voice Traffic (Million minutes)	1,242	1,140	1,167	1,175	1,068	1,082	1,063	1,030	(12.4)
Data traffic (TB)	1,704	1,937	2,345	2,682	3,233	3,530	4,160	5,469	103.9
ARPU (EUR)	10.0	9.8	9.5	9.8	9.3	9.2	9.6	10.1	6.3
Prepay	4.5	4.6	4.4	4.6	4.3	4.1	3.0	3.5	2.0
Contract (1)	23.2	22.2	20.8	20.2	18.8	18.7	19.6	17.2	4.1
Data ARPU (EUR)	4.5	4.5	4.4	4.6	4.8	5.1	4.7	4.9	28.2
% non-SMS over data revenues	67.3%	67.5%	70.0%	69.0%	78.0%	81.3%	83.1%	84.5%	15.5 p.p.
Churn	1.4%	3.0%	3.0%	2.7%	2.5%	2.1%	1.4%	1.7%	(1.1 p.p. )
Contract (1)	0.7%	0.7%	0.9%	0.7%	0.7%	1.5%	0.8%	0.7%	0.0 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	% Chg Local Cur
Voice Traffic (Million minutes)	1,242	2,383	3,550	4,725	1,068	2,149	3,212	4,242	(10.2)
Data traffic (TB)	1,704	3,641	5,986	8,668	3,233	6,763	10,923	16,392	89.1
ARPU (EUR)	10.0	9.9	9.8	9.8	9.3	9.3	9.5	9.9	11.1
Prepay	4.5	4.6	4.5	4.5	4.3	4.2	4.3	3.4	11.5
Contract (1)	23.2	22.7	22.1	21.6	18.8	18.8	19.3	17.1	3.1
Data ARPU (EUR)	4.5	4.5	4.5	4.5	4.8	4.9	4.5	4.7	31.6
% non-SMS over data revenues	67.3%	67.4%	68.3%	68.5%	78.0%	79.7%	80.8%	81.7%	13.2 p.p.
Churn	1.4%	2.2%	2.5%	2.5%	2.5%	2.3%	2.0%	1.9%	(0.6 p.p. )
Contract (1)	0.7%	0.7%	0.8%	0.7%	0.7%	1.1%	0.8%	0.8%	0.1 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•

Voice traffic is defined as minutes per access used on the company’s network, both outbound and inbound. Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is included. Traffic volume non rounded.

•

Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

January - December 2016

07

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	63.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.0
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	59.6
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

(1)	As of 22 July 2016, stake communicated to CNMV.
(2)	Stake fully sold in the fourth quarter 2016

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U	100.0
Telefónica Digital	100.0
Mediaset Premium	11.1
China Unicom	1.0
BBVA	0.7
Prisa (1)	13.1
Indra (2)	0.0

January - December 2016

Changes to the Perimeter

During 2016, the following changes have been made to the perimeter of consolidation:

•	On 15 November 2016, Telefónica sold to Viacom International Inc. 100% of the share capital of Televisión Federal, S. A. (“Telefé”), which was indirectly owned by Telefónica.

The equity value of the transaction was 345 million US dollars (approximately 322 million euros).

•

In February, Telxius was created, a new global company which brings together selected infrastructure assets of the Group, including mobile telecommunications towers as well as the Group’s international submarine fibre optic cable.

Since its creation a number of newly created companies, including the aforementioned assets, were gradually integrated into Telxius.

After the closing of the year, on February 20, 2017 Telefónica reached an agreement for the sale of up to 40% of the total share capital of Telxius to Taurus Bidco S.à.r.l., for 1,275 million euros (12.75 euros per share). The closing is subject to obtaining the corresponding regulatory approvals. After the closing of the transaction, Telefónica will maintain control over Telxius.

January - December 2016

Alternative performance measures

Information included in compliance with the ESMA Guidelines, 5 October 2015, on Alternative Performance Measures (APM), applicable to published regulated information from 3 July 2016.

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

The APM included in this report are: Operating Income Before Depreciation and Amortization, Net financial debt and Net financial debt plus commitments, leverage ratio, Free cash flow, Organic result, Underlying result and Guidance criteria 2016.

Operating income before amortisation (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income or cash flow from operating activities.

The detailed reconciliation of Telefónica Group’s OIBDA and Operating Income and each of its segments, can be found on this document (pages 14, 27, 31, 34, 38 and 42), as well as on the selected financial information contained on “https://www.telefonica.com/documents/162467/51547305/rdos16t4-data.zip”.

The OIBDA is also defined on the financial information published by the Group as of 31st December, 2016, item 5 (see particularly Note 2 and Note 4 of the Consolidated Annual Financial Statements of 2016).

Debt indicators

a) Net financial debt and Net financial debt plus commitments

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Trade and other payables” (mainly corresponding to payables for deferred payment of radio spectrum). From these liabilities, it is deducted: i) the cash and cash equivalents, ii) the current financial assets (which includes short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Trade and other receivables” and “Non-current financial assets” in our consolidated statement of financial position).

We calculate net financial debt plus commitments by adding to net financial debt gross commitments related to employee benefits, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by Management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt.

January - December 2016

The reconciliation of Telefónica Group’s gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus commitments at the end of 2016 and 2015 can be found on page 22 of this document and on the financial information published by the Group as of 31st December 2016 (see Note 2 of the Consolidated Annual Financial Statements of 2016).

b) Leverage ratio

The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.

The reconciliation of the leverage ratio can be found in the selected financial information contained on “https://www.telefonica.com/documents/162467/51547305/rdos16t4-data.zip”.

Free Cash Flow

The Group’s Free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows, deducting payment/(proceeds) on investments/divestments of property, plant and equipment and intangible assets (excluding cash received from the sale of real state), adding the cash received form government grants and deducting dividends paid to minority interests. The impact of the cancellation of commitments related to employee benefits is added back (originally included in the Net cash flow provided by operating activities) as it represents the payments for the principal of the debt incurred with those employees.

We believe that Free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by our management. Nevertheless, Free cash flow as calculated by us should not be considered as a substitute for the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on a straight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/51547305/rdos16t4-data.zip”, and in the financial information published by the Group as of 31st December 2016 (see Note 2 of the Consolidated Annual Financial Statements 2016).

Organic Result

Year-on-year changes referred to in this document as “organic” or presented “in organic terms” intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. “Organic” variations, provide useful information about the evolution of the business due to several factors:

•

They provide information on the organic performance of the Group’s operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

•

Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators,

January - December 2016

although the term “organic” is not a term defined in IFRS, and the “organic” measures” included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “organic” variation 2016/2015 is defined as the reported variation adjusted by the following factors:

•	Assumes average constant foreign exchange rates of 2015, excludes the impact of hyperinflation adjustment in Venezuela in both years

•	Considers a constant perimeter of consolidation

•	At OIBDA and Operating cash flow levels, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and non-recurrent material impacts

•	CapEx also excludes investment in spectrum

Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found on this document (pages 16 and 17) and on the selected financial information contained on “https://www.telefonica.com/documents/162467/51547305/rdos16t4-data.zip”.

The Management Report contained in the Consolidated Financial Statements for 2016 of Telefónica Group also include the description of the adjustments for the calculation of the organic result (see chapters Consolidated Results and Results by Segment)

Underlying Result

“Underlying” results or results in “underlying” terms and year-on-year changes referred to in this document as “underlying” or presented “in underlying terms” intend to present a comparison with the adjustment of certain factors which distort the year-on-year comparison of the business performance. Unlike the organic result, no exchange rate or perimeter adjustments are made to the underlying result. Likewise, the underlying result is calculated up to net income, while organic variations are calculated up to the Operating Cash Flow (OIBDA - CapEx). The “underlying” result and variations, provide useful information for the company and market agents because:

•

They provide additional information on the underlying performance of the Group’s operations in the different markets, removing the impact of certain factors which distort the year-on-year comparison, as they are specific to a certain moment and not associated with the ordinary performance of the business, and facilitate the underlying analysis of the business

•

The inclusion of the business underlying performance is used both internally and by the various agents in the market to perform consistent monitoring of trends and operating performance of the business; this data also facilitates the comparison between the business performance of Telefónica and that of other operators, although the term “underlying” is not a term defined in IFRS, and the “underlying” measures included herein may not be comparable to similar measures presented by other companies

For the purposes of this document, “underlying” variation 2016/2015 is defined as the reported variation as adjusted by the following factors:

•	At OIBDA level, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and material non-recurrent impacts.

•	At net income level, amortisation of assets from purchase price allocation processes is also excluded.

Reconciliation between reported data and OIBDA underlying figures and net can be found on this document (pages 18 and 19) and on the selected financial information contained on “https://www.telefonica.com/documents/162467/51547305/rdos16t4-data.zip”.

January - December 2016

Guidance criteria 2016

The group set financial objectives for 2016, based on “guidance criteria”. Guidance criteria, which is used exclusively to determine the extent to which the 2016 financial objectives are met, assumes constant exchange rates for the comparative period and without variations regarding the current perimeter of companies. Excludes the results of Telefónica Venezuela and Telefónica UK (in this case, because at the time the 2016 financial objectives were set, since a sale agreement of O2 UK existed, its operations were reported as discontinued operations). Similar to the calculation of organic OIBDA, OIBDA based on guidance criteria excludes write-downs, capital gains/losses from the sale of companies, sale of towers, non-recurrent material impacts and restructuring expenses. CapEx also excludes investments in spectrum.

Reconciliation with the financial statements figures can be found in the selected financial information contained on “https://www.telefonica.com/documents/162467/51547305/rdos16t4-data.zip”.

January - December 2016

DISCLAIMER

This document may contain forward-looking statements regarding intentions, expectations or forecasts related to the Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, the market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The forward-looking statements can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory Authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable laws, Telefónica does not assume any obligation to publicly update these statements to adapt them to events or circumstances taking place after this document, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance. Moreover

This document may contain summarized, non-audited or Non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjuction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to the regulated information published from July 3, 2016. Information and disclosure related to APM used in the present document are included in the Appendix. Moreover, recipients of this document are invited to read our consolidated financial statements and consolidated management report for 2016 submitted to the Spanish National Securities Market Commission.

Finally, it is hereby stated that neither this document or any of its contents constitutes an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

Investor Relations

Distrito Telefónica - Ronda de la Comunicación, s/n

28050 Madrid (Spain)

Telephone: +34 91 482 87 00

Fax: +34 91 482 85 99

Pablo Eguirón (pablo.eguiron@telefonica.com)

Isabel Beltrán (i.beltran@telefonica.com)

Gonzalo Borja (gonzalo.borjadelsur@telefonica.com)

ir@telefonica.com

www.telefonica.com/accionistaseinversores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 23, 2017	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Managing Director of Planning, Accounting, Control and Tax for Telefonica, S.A.